
05059239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
JUL 12 2005
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Legacy Bancorp, Inc.
Exact name of registrant as specified in charter

0001332199
Registrant CIK Number

S-1 filed July 7, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-126481
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsfield, State of Massachusetts July 12, 2005.

Legacy Bancorp, Inc.
(Registrant)

By: [signature]
(Name and Title)
J. William Dunlaevy
Chairman and Chief Executive Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (12-04)

EXHIBIT 99.1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS APPRAISAL REPORT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

CONVERSION VALUATION APPRAISAL REPORT

SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH, D.C. 213 SECTION

Legacy Bancorp, Inc.

Pittsfield, Massachusetts

As of

June 7, 2005

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.

Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524

Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)



SEC MAIL
RECEIVED
PROCESSING
JUL 11 2005
WASH, D.C.
213
SECTION

July 1, 2005

Board of Directors
Legacy Banks
99 North Street
Pittsfield, Massachusetts 01202

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of Legacy Bancorp, Inc. ("Corporation"), which is the holding company of Legacy Banks, Pittsfield, Massachusetts ("Legacy" or the "Bank"). Such stock is to be issued in connection with the Bank's application for Approval of Conversion from a state chartered mutual savings bank to a state chartered stock savings bank. This appraisal was prepared and provided to the Bank in accordance with regulatory appraisal requirements and regulations and filed with the Massachusetts Commissioner of Banks and the Federal Deposit Insurance Corporation.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Legacy and the material provided by the independent auditors, Wolf & Company, P.C., Springfield, Massachusetts, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Legacy, with the law firm of Lord, Bissell & Brook, LLP, Chicago, Illinois, the Bank's conversion counsel, and with Wolf & Company, P.C., Springfield, Massachusetts. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation can be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of June 7, 2005, the pro forma market value or appraised value of the Corporation is $89,640,000 at the midpoint, including 664,000 shares or $6,640,000 of stock issued to the Legacy Banks Foundation. The pro forma valuation range of the Corporation is from a minimum of $76,194,000 to a maximum of $103,086,000, with a maximum, as adjusted, of $118,548,900, representing an offering range, net of the Foundation, of $70,550,000 at the minimum to a maximum of $95,450,000, with a maximum, as adjusted, of $109,767,500, representing 7,055,000 shares, 9,545,000 shares and 10,976,750 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Legacy Bancorp, Inc., as of June 7, 2005, is $89,640,000 at the midpoint, representing 8,964,000 shares with the midpoint offering of $83,000,000 at $10.00 per share, excluding the Foundation of $6,640,000 or 664,000 shares.

Very truly yours,

KELLER & COMPANY, INC.

CONVERSION VALUATION APPRAISAL REPORT

Legacy Bancorp, Inc.

Pittsfield, Massachusetts

As Of:
June 7, 2005

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. ("Keller") is an independent consulting and appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Legacy Bancorp, Inc. (the "Corporation"), a Delaware corporation, which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Legacy Banks ("Legacy" or the "Bank), Pittsfield, Massachusetts. The stock is to be issued in connection with the Bank's Application for Approval of Conversion from a state chartered mutual savings bank to a state chartered stock savings bank.

The Application is being filed with the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation ("FDIC") and the Securities and Exchange Commission ("SEC"). In accordance with the Bank's conversion, there will be a simultaneous issuance of all the Bank's stock to the Corporation, which will be formed by the Bank. Such Application for Conversion has been reviewed by Keller, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Lord, Bissell & Brook, LLP, Chicago, Illinois.

This conversion appraisal was prepared based on guidelines entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," and the Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Bank after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length

Introduction (cont.)

transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Bank in the conversion are sold in noncontrol blocks.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2000 through 2004, and unaudited financials for the four months ended April 30, 2004 and 2005, and discussed them with Legacy's management and with Legacy's independent auditors, Wolf & Company, P.C., Springfield, Massachusetts. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Legacy's primary market and have traveled the surrounding area in Berkshire County. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Massachusetts and the United States. We have also examined the competitive market within which Legacy operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

Introduction (cont.)

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Legacy to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF LEGACY

GENERAL

Legacy dates back to 1893 with the organization of a state-chartered mutual savings bank, City Savings Bank of Pittsfield. City Savings Bank expanded over the years through internal growth combined with the completion of several mergers. Then in 1997, City Savings Bank formed a mutual bank holding company, Mutual Bancorp of the Berkshires, and in 2002, City Savings Bank changed its name to Legacy Banks. The Bank's new holding company, Legacy Bancorp, Inc., will replace Mutual Bancorp of the Berkshires.

Legacy conducts its business from its main office and three branches in Pittsfield, Massachusetts and six offices in Lee, Lenox, Otis and Great Barrington, resulting in a total of ten offices. The Bank's primary market area is focused on Berkshire County, with Pittsfield representing the county seat.

Legacy's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Legacy is a member of the Federal Home Loan Bank (the "FHLB") of Boston and is regulated by the Massachusetts Commissioner of Banks and by the FDIC. As of April 30, 2005, Legacy had assets of $689,751,000, deposits of $467,200,000 and equity of $60,118,000.

Legacy has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Legacy has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, including construction loans, which represented 40.5 percent of its loan originations during the fiscal year ended December 31, 2004. One- to four-family loan originations, including construction loans represented a lesser 26.7 percent of loan originations during the four months ended April 30, 2005, with commercial real estate loan originations representing a larger 38.3 percent. At April 30, 2005, 52.5 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans,

General (cont.)

compared to a larger 69.9 percent at December 31, 2000, with the primary sources of funds being retail deposits from residents in its local communities and borrowed funds. The Bank is also an originator of multi-family and commercial real estate loans, consumer loans, home equity loans and commercial business loans. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $135.8 million, or a moderate 19.7 percent of its assets, excluding FHLB stock which totaled $9.1 million or 1.3 percent of assets at April 30, 2005. The Bank had $52.6 million of its investments in mortgage-backed and related securities representing 7.6 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the stock offering will be $83.0 million or 8,300,000 shares at $10 per share based on the midpoint of the appraised value of $89.6 million less the shares allocated to the The Legacy Banks Foundation which will be 8.0 percent of the public offering or $664,000 shares, representing $6.4 million. The net conversion proceeds will be $81,092,000, reflecting conversion expenses of $1,908,000 and the Foundation of $6,640.000. The actual cash proceeds to the Bank of $40,546,000 will represent 50 percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued in the offering, or 717,120 shares at $10 per share, representing $7,171,200. The Bank's net proceeds will be used to fund new loans, to invest in securities following their initial deployment to short term investments and to expand operations through branching. The Bank may also use the proceeds to expand services or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits and can use the proceeds to pay dividends and buy back shares of common stock in the future.

General (cont.)

The Bank has experienced a minimal deposit increase over the past four fiscal years with deposits increasing 0.8 percent from December 31, 2000 to December 31, 2004, or an average of 0.2 percent per year. From December 31, 2004, to April 30, 2005, deposits then increased by 3.4 percent or 10.2 percent on an annualized basis compared to an increase of 6.8 percent in fiscal 2004.

The Bank has focused on increasing its loan activity in 2005 following strong refinancing activity in 2002 and 2003, focused on monitoring its net interest margin, nonperforming assets and earnings and also focused on maintaining its equity to assets ratio. Equity to assets increased from 8.38 percent of assets at December 31, 2000, to 8.73 percent at December 31, 2004, due to the Bank's moderate growth combined with moderate earnings and then decreased to 8.72 percent at April 30, 2005, due to continued moderate earnings impacted by higher unrealized loss on the sale of securities.

The primary lending strategy of Legacy has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, the origination of multi-family and commercial real estate loans, the origination of construction loans, the origination of consumer and home equity loans and the origination of commercial business loans.

The Bank's share of one- to four-family mortgage loans has decreased modestly, from 69.9 percent of gross loans at December 31, 2000, to 52.5 percent as of April 30, 2005. Multi-family and commercial real estate loans increased from 13.9 percent of loans to 29.7 percent of loans from December 31, 2000, to April 30, 2005, while home equity loans increased from 4.6 percent to 11.2 percent during the same time period. All types of real estate loans as a group increased modestly from 88.5 percent of gross loans at December 31, 2000, to 93.4 percent at April 30, 2005. The increase in real estate loans was offset by the Bank's decrease in commercial business and consumer loans. The Bank's share of consumer and commercial loans

General (cont.)

witnessed a decrease in their share of loans from 11.5 percent at December 31, 2000, to 6.6 percent at April 30, 2005, and the dollar level of consumer and commercial loans decreased from $47.8 million to $34.1 million.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's rising level of higher risk loans and higher charge-offs in 2004. At December 31, 2000, Legacy had $3,710,000 in its loan loss allowance or 0.90 percent of gross loans, and 286.5 percent of nonperforming loans with the allowance increasing to $4,066,000 but representing a lesser 0.79 percent of gross loans but a higher 424.4 percent of nonperforming loans at April 30, 2005.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a rising emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Legacy at year end December 31, 2000 through December 31, 2004, and at April 30, 2005, is shown in Exhibits 1 and 2, and the earnings performance of Legacy for the fiscal years 2000 through 2004 and for the four months ended April 30, 2005, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2000 through 2004, and at April 30, 2005. Legacy has focused on growing its asset base, increasing its loans and investment securities, and increasing FHLB advances from 2000 through April 30, 2005. The most recent impact of these trends, recognizing the change in interest rates, was a continued increase in assets, loans and deposits from December 31, 2004, through April 30, 2005.

With regard to the Bank's recent financial condition, Legacy has experienced a moderate increase in assets from December 31, 2000, through December 31, 2004, with a much lesser increase in deposits, a stronger increase in FHLB advances and a moderate increase in the dollar level of equity over the past four years, due to moderate earnings.

The Bank witnessed an increase in assets of $46.3 million or 7.3 percent for the period of December 31, 2003, to December 31, 2004. For the four months ended April 30,2005, assets increased $8.5 million or 3.7 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar rise in assets of $46.3 million in fiscal year 2004, which represented a moderate 7.3 increase in assets funded by a rise in deposits of $28.7 million and a rise in borrowed funds of $26.4 million. This increase in assets was preceded by a $42.0 million or 7.1 percent increase in assets in fiscal year 2003 and a $14.1 million decrease or 2.3 percent in 2002.

Legacy's loan portfolio, which includes mortgage loans and non-mortgage loans, increased from $412.7 million at December 31, 2000, to $505.3 million at December 31, 2004, and represented a total increase of $92.6 million, or 22.4 percent. The average annual increase during that period was 5.6 percent. For the four months ended April 30, 2005, loans increased $11.1 million or 2.2 percent to $516.5 million.

Performance Overview (cont.)

Legacy has obtained funds through deposits, through the use of FHLB advances and through the use of securities sold under agreements to repurchase. The Bank's competitive rates for deposits in its local market in conjunction with its numerous convenient offices and its focus on service have been the sources for attracting retail deposits. Deposits increased $3.5 million or 0.8 percent from 2000 to 2004, with an average annual rate of increase of 0.2 percent. For the four months ended April 30, 2005, deposits increased by $15.5 million or 3.4 percent. The Bank's largest fiscal year deposit growth was in 2004, when deposits increased $28.7 million or a moderate 6.8 percent. The Bank's largest fiscal year deposit decrease was in 2002, when deposits decreased $29.1 million or 6.5 percent.

The Bank witnessed an increase in its dollar equity level each year from 2000 through 2004. Equity continued to increase in the four months ended April 30, 2005. At December 31, 2000, the Bank had equity of $47.7 million, representing an 8.38 percent equity to assets ratio and then increased to $59.4 million at December 31, 2004, representing a higher 8.73 percent equity to assets ratio, reflective of the Bank's stable earnings and growth in assets. At April 30, 2005, equity was a higher $60.1 million and a slightly lower 8.72 percent of assets due to the Bank's moderate earnings and stronger asset growth combined with the Bank's increase in unrealized losses on securities.

The overall increase in the equity to assets ratio from December 31, 2000 to 2004 was the result of the Bank's combination of an overall moderate earnings performance impacted by the Bank's growth in assets. The dollar level of equity increased 24.7 percent from December 31, 2000, to December 31, 2004, representing an average annual increase of 6.2 percent and then increased 1.1 percent through April 30, 2005, representing an annual increase of 3.3 percent.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Legacy. This table provides key income and expense figures in dollars for the fiscal years of 2000 through 2004 and for the four months ended April 30, 2005.

Legacy witnessed a moderate decrease in its dollar level of interest income from fiscal 2000 to fiscal 2004. Interest income was $37.81 million in 2000 and a lesser $31.63 million in 2004. Interest income then increased slightly in the four months ended April 30, 2005, to $34.33 million, annualized.

The Bank's interest expense also experienced a decrease from fiscal year 2000 to 2004. Interest expense decreased from $21.73 million in 2000 to $12.10 million in 2004, representing a decrease of $9.63 million or 44.3 percent. Interest income decreased a lesser $6.18 million. Such decrease in interest income in 2004 notwithstanding the greater decrease in interest expense, resulted in a dollar increase in annual net interest income of $3.45 million or 21.5 percent for the four years ended December 31, 2004, but a modest decrease in annual net interest margin from 3.28 percent in 2000 to 3.17 percent in 2004. In the four months ended April 30, 2005, annualized, interest expense increased a lower level than interest income, resulting in an increase in net interest income and an increase in net interest margin, annualized.

The Bank has made provisions for loan losses in four of the past five fiscal years of 2000 through 2004 and in the four months ended April 30, 2005. The amounts of those provisions were determined in recognition of the Bank's levels of nonperforming assets, charge-offs, repossessed assets, and industry norms. The loan loss provisions were $398,000 in 2000, $140,000 in 2002, $979,000 in 2003, $212,000 in 2004 and $286,000 in the four months ended April 30, 2005. The impact of these loan loss provisions has been to provide Legacy with a general valuation allowance of $4,066,000 at April 30, 2005, or 0.79 percent of gross loans and 424.43 percent of nonperforming assets.

Income and Expense (cont.)

Total other income or noninterest income, including gains, indicated an increase from fiscal year 2000 to 2004. Noninterest income was $3,024,000 in fiscal year 2000 or 0.53 percent of assets, including $186,000 in gains on the sale of assets. In the year ended December 31, 2004, noninterest income was a higher $4,442,000 or 0.65 percent of assets, including $136,000 in gains on the sale of assets. In the four months ended April 30, 2005, noninterest income was $1,376,000, including $70,000 in gains on the sale of assets, representing 0.60 percent of assets on an annualized basis. Noninterest income consists primarily of service charges and loan fees, other income and gains on the sale of loans and investments.

The Bank's general and administrative expenses or noninterest expenses increased from $14.2 million for the fiscal year of 2000 to $17.9 million for the fiscal year ended December 31, 2004, representing an average annual increase of 6.65 percent and then increased to $5.9 million for the four months ended April 30, 2005, representing an increase of 0.1 percent, annualized. On a percent of average assets basis, operating expenses increased from 2.63 percent of average assets for the fiscal year ended December 31, 2000, to 2.76 percent for the fiscal year ended December 31, 2004, and then decreased to 2.59 percent for the four months ended April 30, 2005, annualized.

The net earnings position of Legacy indicated a decrease in 2002 with stability the remainder of the periods. The annual net income figures for the fiscal years of 2000 through 2004 were $3,105,000, $3,244,000, $1,753,000, $2,990,000 and $3,554,000 respectively, representing returns on average assets of 0.58 percent, 0.56 percent, 0.30 percent, 0.49 percent and 0.55 percent for fiscal years 2000 through 2004, respectively. The earnings decrease in 2002 was primarily the result of a loss on the sale of securities. For the four months ended April 30, 2005, earnings were $1,269,000, representing a return on average assets of 0.55 percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended April 30, 2005. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were no adjustments to earnings, resulting in net income being equal to core income and totaling $3,659,000.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets decreased from 0.58 percent in 2000, to 0.55 percent in fiscal year 2004, with the decrease due to the Bank's decrease in net interest income and rise in noninterest expenses. The Bank's return on assets remained at 0.55 percent for the four months ended April 30, 2005.

The Bank's net interest rate spread was 2.93 percent in 2000 to an identical 2.93 percent in 2004 and then decreased to 2.91 percent for the four months ended April 30, 2005. The Bank's net interest margin indicated a similar trend, decreasing from 3.28 percent in 2000 to 3.17 percent in 2004 and then increased to 3.18 percent for the four months ended April 30, 2005. Legacy's' net interest rate spread decreased 26 basis points from 2000 to 2001 and then increased 24 basis points from 2001 to the four months ended April 30, 2005. The Bank's net interest margin followed a similar change, decreasing 17 basis points from 2000 to 2002 and then increased 7 basis points from 2002 to the four months ended April 30, 2005.

The Bank's return on average equity decreased from 2000 to 2004. The return on average equity decreased from 6.89 percent in 2000 to 6.12 percent in fiscal year 2004, and then increased to 6.34 percent for the four months ended April 30, 2005.

Legacy's ratio of interest-earning assets to interest-bearing liabilities increased modestly from 108.00 percent at December 31, 2000, to 113.89 percent at December 31, 2004, and then decreased to 113.28 percent at April 30, 2005. The Bank's increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's decrease in its nonearning assets.

Income and Expense (cont.)

The Bank's ratio of noninterest expenses to average assets increased from 2.63 percent in fiscal year 2000 to 2.76 percent in fiscal year 2004 and then decreased to 2.59 percent for the four months ended April 30, 2005. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 58.5 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 73.3 percent in 2000 to 73.8 percent in 2004, then decreased to 72.0 percent in the four months ended April 30, 2005, due to a decrease in noninterest expenses, as a ratio to assets.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Legacy witnessed a decrease in its nonperforming assets ratio from 2000 to 2004, which then increased slightly in the four months ended April 30, 2005, but the ratio is well below the industry norm. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and real estate owned. Legacy's nonperforming assets consisted of nonaccrual loans and loans 90 days or more past due. The ratio of nonperforming assets to total assets was 0.14 percent at April 30, 2005, decreasing from 0.27 percent at December 31, 2000, but rising from 0.08 percent at December 31, 2004.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.90 percent of loans at December 31, 2000, and decreased to 0.76 percent of loans at December 31, 2004, then increased to 0.79 percent of loans at April 30, 2005. As a percentage of nonperforming loans, Legacy's allowance for loan losses to nonperforming loans was 266.71 percent at December 31, 2000, and a higher 712.22 percent at December 31, 2004, and then a lower but still strong 424.43 percent at April 30, 2005.

Increase and Expense (cont.)

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2003 and 2004 and for the four months ended April 30, 2005. In fiscal year 2003, net interest income increased $1,207,000, due to a decrease in interest income of $2,207,000 offset by a $3,414,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $4,177,000, reduced by an increase due to volume of $1,970,000. The decrease in interest expense was due to a $4,199,000 decrease due to rate, reduced by a $785,000 increase due to volume.

In fiscal year 2004, net interest income increased $1,240,000 due to an increase in interest income of $1,490,000 reduced by an increase in interest expense of $250,000. The increase in interest income was due to an increase due to volume of $3,161,000 reduced by a decrease due to rate of $1,671,000. The increase in interest expense was due to a $945,000 increase due to volume reduced by a $695,000 decrease due to rate.

For the four months ended April 30, 2005, net interest income increased $534,000 due to an increase in interest income of $1,299,000, reduced by an increase in interest expense of $765,000. The increase in interest income was due to a $1,006,000 increase due to volume accented by a $293,000 increase due to rate. The increase in interest expense was the result of an increase due to rate of $78,000 accented by an increase due to volume of $687,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2002, 2003 and 2004, for the four months ended April 30, 2004 and 2005, and at April 30, 2005, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Legacy's weighted average yield on its loan portfolio decreased 115 basis points from fiscal year 2002 to 2004, from 6.77 percent to 5.62 percent and then increased 10 basis points to 5.72 percent for the four months ended April 30, 2005, and then increased another 10 basis points to 5.82 percent at April 30, 2005. The yield on investment securities decreased 65 basis points from 4.07 percent in 2002 to 3.42 percent in fiscal year 2004, and then increased 27 basis points to 3.69 percent for the four months ended April 30, 2005, and increased another 1 basis point to 3.70 percent at April 30, 2005. The yield on interest-bearing deposits decreased 191 basis points from 2002 to 2004, from 3.07 percent in 2002 to 1.16 percent in 2004, and then increased 119 basis points to 2.35 percent for the four months ended April 30, 2005, and increased another 30 basis points to 2.65 percent at April 30, 2005. The combined weighted average yield on all interest-earning assets decreased 74 basis points to 5.14 percent from fiscal year 2002 to 2004, then increased 14 basis points to 5.28 percent for the four months ended April 30, 2005, and increased another 10 basis points to 5.38 percent at April 30, 2005.

Legacy's weighted average cost of interest-bearing liabilities decreased 87 basis points to 2.24 percent from fiscal year 2002 to 2004, which was greater than the Bank's 74 basis point decrease in yield, resulting in an increase in the Bank's net interest rate spread of 13 basis points, increasing from 2.77 percent to 2.90 percent from 2002 to 2004. Then the Bank's interest rate spread increased 1 basis point to 2.91 percent for the four months ended April 30, 2005, and then decreased 2 basis points to 2.89 percent at April 30, 2005. The Bank's net interest margin increased from 3.11 percent in fiscal year 2002 to 3.17 percent in fiscal year 2004, representing an increase of 6 basis points. Then the Bank's net interest margin increased 1 basis point to 3.18 percent for the four months ended April 30, 2005.

INTEREST RATE SENSITIVITY

Legacy has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of rate sensitive assets. Legacy has recognized the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss.

In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps during the past five years to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Legacy has responded to the interest rate sensitivity issue by originating more adjustable-rate commercial real estate and multi-family and residential mortgage loans.

The Bank measures its interest rate risk through the use of the calculation of its change in annual net interest income under rising and falling interest rate assumptions and by the determination of its cumulative interest-rate gap and corresponding ratio of cumulative interest-rate gap as a percentage of interest-earning assets. The cumulative interest-rate gap for the Bank is calculated on a quarterly basis by an outside firm. Such cumulative interest-rate gaps based on different maturities are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate loans and deposit withdrawals.

Exhibit 11 provides the Bank's cumulative interest-rate gap as of April 30, 2005, and the ratio of cumulative interest rate sensitivity gap to total assets. Such calculations are prepared by an outside firm, and the focus of this exposure table is the cumulative one-year and three-year interest rate gap levels for the Bank.

The Bank's one-year cumulative interest rate gap at April 30, 2005, was a negative 7.55 percent, representing a cumulative dollar negative gap of $52,046,000. The Bank's three-year cumulative interest rate gap ratio at April 30, 2005, was a positive 4.13 percent, representing a dollar level of a positive $28,478,000. In both calculations, all of the Bank's $60.6 million in money market deposit accounts was categorized as maturing in one year or less in contrast to many other calculations by outside firms that prepare interest rate risk reports which assume only a portion of these accounts mature in one year or less. Such variance in assumptions could reduce the Bank's negative one-year, cumulative gap ratio, due to the fact that the Bank has $60.6 million in this category. In addition, all of the Bank's Life Path deposits, which totaled $69.1 million, were categorized in the one year maturity, also in contrast to many other interest rate risk report calculations which spread these accounts over the five year period with regard to maturity. However, all of the Bank's NOW accounts and savings deposits were categorized in the more than five year category.

The Bank is aware of its minimal interest rate risk position. Due to Legacy's recognition of the importance of controlling its interest rate risk, the Bank has focused on being active in the origination of adjustable-rate commercial real estate and multi-family loans, adjustable-rate residential mortgage loans and shorter term consumer loans, construction loans and commercial business loans and plans to continue this lending strategy combined with selling a portion of its fixed-rate, residential mortgage loans in the future.

LENDING ACTIVITIES

Legacy has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, including construction loans, commercial real estate loans and multi-family loans including land loans, home equity loans, commercial loans and consumer loans. Exhibit 12 provides a summary of Legacy's loan portfolio, by loan type, at December 31, 2000 through 2004, and at April 30, 2005.

The primary loan type for Legacy has been residential loans secured by one- to four-family dwellings, representing a moderate 52.5 percent of the Bank's gross loans as of April 30, 2005. This share of loans has seen a decrease from 69.9 percent at December 31, 2000. The second largest real estate loan type as of April 30, 2005, was commercial real estate loans, which comprised a strong 29.7 percent of gross loans compared to 13.9 percent as of December 31, 2000. The third real estate loan type was home equity loans, which represented 11.2 percent of gross loans as of April 30, 2005, compared to a lower 4.6 percent at December 31, 2000. These three real estate loan categories represented a strong 93.4 percent of gross loans at April 30, 2005, compared to a lesser 88.5 percent of gross loans at December 31, 2000.

Commercial business loans represent a modest size loan category for Legacy. Commercial business loans totaled $24.3 million and represented 4.7 percent of gross loans at April 30, 2005, compared to a larger 8.3 percent of loans at December 31, 2000 and a larger $34.3 million.

The consumer loan category was the other loan category at April 30, 2005, and represented a minimal 1.9 percent of gross loans compared to 3.2 percent at December 31, 2000. Consumer loans were the smallest overall loan type at April 30, 2005, and were also the smallest loan category at December 31, 2000. The Bank's consumer loans include automobile loans, savings account loans and secured and unsecured personal loans. The overall mix of loans has witnessed moderate changes from fiscal year-end 2000 to April 30, 2005, with the Bank having increased its shares of commercial real estate loans and home equity loans to offset its decreases in residential loans, commercial business loans and consumer loans.

Lending Activities (cont.)

The emphasis of Legacy's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Legacy's primary market area of Berkshire County but extend into other parts of Massachusetts. At April 30, 2005, 52.5 percent of Legacy's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years and five years. The interest rates on ARMs are generally indexed to the monthly average yield on the U.S. Treasury Constant Maturities Index. ARMs have a maximum rate adjustment of normally 3.0 percent at each adjustment period, dependent on the loan type, and 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury Constant Maturities Index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 15 to 20 years with a maximum term of 30 years and actual terms of 15, 20 or 30 years.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with a share of Legacy's new fixed-rate mortgage loans normally sold in the secondary market. The Bank has recently retained most of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Legacy, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Legacy has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $154.6 million in commercial real estate and multi-family loans combined at April 30, 2005, or 29.7 percent of gross loans, compared to a lesser $57.8 million or 13.9 percent of gross loans at December 31, 2000.

The major portion of commercial real estate and multi-family loans are secured by condominiums, apartment buildings, warehouses, industrial properties, retail establishments, office buildings and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 25 years for adjustable-rate loans with one-year, three-year, five-year or seven-year adjustment periods. These loans have a maximum rate adjustment of 3.0 percent per adjustment period and 6.0 percent for the life of the loan. There are no interest rate caps. The maximum loan-to-value ratio is 80.0 percent.

The Bank also originates construction loans to individuals and builders and developers for the construction of residential projects. Construction loans normally have a term of twelve months for the construction period with a fixed interest rate for the term of the loan and a loan-to-value ratio of no more than 95.0 percent for single-family construction loans and 75.0 percent for construction loans without a pre-sale agreement. The construction loan is written to convert to a permanent loan at the end of the construction period. The Bank will originate commercial construction loans for a loan-to-value ratio of up to 80.0 percent.

Lending Activities (cont.)

Legacy is an originator of commercial business loans to local area businesses. These loans totaled $24.3 million at April 30, 2005, and represented a modest 4.7 percent of loans.

Legacy is an originator of consumer loans, excluding home equity loans, with these loans totaling $9.8 million at April 30, 2005, and representing 1.9 percent of gross loans. Consumer loans include automobile and recreational vehicle loans, share loans, and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Legacy's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At April 30, 2005, 49.7 percent of the Bank's loans due after April 30, 2006, were adjustable-rate and 50.3 percent were fixed-rate. The Bank has a moderate 38.3 percent of its loans at April 30, 2005, due in one year or less with another 43.0 percent due in one to five years.

As indicated in Exhibit 14, Legacy experienced an overall increase in its one-to four-family loan originations and total loan originations from fiscal year 2000 to 2004, but indicate a decrease in the four months ended April 30, 2005. Total loan originations in fiscal year 2000 were $130.9 million compared to a larger $194.5 million in fiscal year 2004, reflective of much higher levels of commercial real estate loans, increasing from $14.8 in 2000 million to $45.2 million in 2004 and home equity loans increasing from $13.8 million to $39.4 million. The increase in commercial real estate loan originations from 2000 to 2004 of $30.4 million represented 47.7 percent of the $63.7 million aggregate increase in total loan originations from 2000 to 2004, with home equity loans increasing $25.6 million and representing 40.2 percent of the total increase in loan originations. Residential loans increased $14.2 million from 2000 to 2004, or 22.3 percent of the total increase, and construction loans originated increased $7.2 million or 11.4 percent of the total increase in loan originations from 2000 to 2004. In contrast, consumer loan originations decreased $5.1 million from 2000 to 2004, and commercial business loans decreased a larger $8.7 million.

Lending Activities (cont.)

In the four months ended April 30, 2005, total loan originations were $59.3 million, indicating an increase of $10.4 million from the $48.9 million in loan originations in the four months ended April 30, 2004. Commercial real estate loan originations increased $13.0 million, representing 125.1 percent of the total increase in loan originations. Home equity loan originations indicated a decrease, resulting in a decline in these originations of $2.4 million, with residential loans also indicating a decrease of $4.2 million, which represented the largest decrease.

Overall, loan originations exceeded principal payments, loans sales, loan repayments and other deductions in 2000 and also exceeded reductions in 2004 and in the four months ended April 30, 2005. In fiscal 2000, loan originations exceeded reductions by $47.2 million, then exceeded reductions by a lesser $39.0 million in 2004 and exceeded reductions by $11.6 million in the four months ended April 30, 2005.

NONPERFORMING ASSETS

Legacy understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Legacy has been faced with a modest increase in nonperforming assets from 2000 to 2002, which then decreased in 2003 and further decreased in 2004 and then increased in the four months ended April 30, 2005, but still being lower than the industry average.

Exhibit 15 provides a summary of Legacy's delinquent loans at December 31, 2003 and 2004, and at April 30, 2005, indicating an overall increase in delinquent loans from December 31, 2003, to April 30, 2005. The Bank had $1,932,000 in loans delinquent 60 to 89 days at April 30, 2005. Loans delinquent 90 days or more totaled $958,000 at April 30, 2005, with these two categories totaling $2,890,000 and representing 0.56 percent of gross loans with most of them commercial real estate loans. At December 31, 2003, delinquent loans of 60 to 89 days totaled $921,000 or 0.20 percent of gross loans and loans delinquent 90 days or more totaled $1,202,000 or 0.26 percent of gross loans for a combined share of 0.46 percent of gross loans, compared to a higher $2,890,000 or 0.56 percent of gross loans at April 30, 2005.

It is normal procedure for Legacy's board to review most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 10 to 16 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days and 45 days of delinquency. When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Legacy's nonperforming assets at December 31, 2000, through 2004, and at April 30, 2005. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and repossessed assets. The Bank carried a lower level of nonperforming assets in each period. Legacy's level of nonperforming assets was $1,295,000 at December 31,2000, and a lesser $540,000 at December 31, 2004, which represented 0.23 percent of assets in 2003 and 0.08 percent in 2004. The Bank's nonperforming assets included $1,010,000 in nonaccrual loans, $285,000 in loans 90 days or more past due with no real estate owned for a total of $1,295,000 in 2000 and no real estate owned or loans 90 days or more past due, and $540,000 in nonaccrual loans in 2004 for a total of $540,000. At April 30, 2005, nonperforming assets were a greater $958,000 or 0.14 percent of assets and included no loans 90 days or more past due, $958,000 in nonaccrual loans and no real estate owned.

Legacy's level of nonperforming assets totaled $2,900,000 at April 30, 2005, and the Bank had an additional $3,600,000 in assets classified as special mention. The Bank's classified assets consisted of $2,800,000 in substandard assets, with $100,000 in assets classified as doubtful and no assets classified as loss at April 30, 2005.

Nonperforming Assets (cont.)

Exhibit 18 shows Legacy's allowance for loan losses at December 31, 2000 and 2004, and April 30, 2004 and 2005, indicating the activity and the resultant balances. Legacy has witnessed a moderate increase in its balance of allowance for loan losses from $3,710,000 at December 31, 2000, to $4,066,000 at April 30, 2005. The Bank had provisions for loan losses of $398,000 in 2000, zero in 2001, $140,000 in 2002, $979,000 in fiscal 2003, $212,000 in fiscal 2004, $14,000 in the four months ended April 30, 2004, and $286,000 in the four months ended April 30, 2005.

The Bank had total net charge-offs of $131,000 in fiscal 2000, $170,000 in 2001, $47,000 in 2002, $192,000 in 2003 and $786,000 in 2004. The Bank had lower net charge-offs in the four months ended April 30, 2005, of $66,000 compared to $565,000 in the four months ended April 30, 2004. The Bank's ratio of allowance for loan losses to gross loans was 0.90 percent at December 31, 2000, and a lower 0.79 percent at April 30, 2005, due to growth in loans. Allowance for loan losses to nonperforming assets was 286.49 percent at December 31, 2000, and a stronger 424.43 percent at April 30, 2005.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal securities, equity securities, mutual funds, corporate and other bonds, other investments and mortgage-backed securities. Exhibit 19 provides a summary of Legacy's investment portfolio at December 31, 2002, 2003, and 2004, and at April 30, 2005, including FHLB stock. The exhibit also includes the Bank's mortgage-backed securities at December 31, 2002, 2003 and 2004. Investment securities totaled $128.3 million at April 30, 2005, compared to $161.1 million at December 31, 2002.

The primary component of investment securities at April 30, 2005, was mortgage-backed securities, representing 41.0 percent of total investments, including FHLB stock, compared to a smaller 34.2 percent at December 31, 2002. The Bank also had cash and interest-bearing deposits totaling $16.5 million at April 30, 2005, and a larger $34.9 million at December 31, 2002. The Bank had $9,056,000 in FHLB stock at April 30, 2005. The weighted average yield on investment securities was 3.70 percent for the four months ended April 30, 2005, and a higher 4.07 percent for the year ended December 31, 2002.

DEPOSIT ACTIVITIES

The mix of deposits by amount at December 31, 2002, 2003 and 2004, and at April 30, 2005, is provided in Exhibit 20. There has been a modest increase in total deposits and basically no change in the deposit mix during this period. Total deposits have increased from $430.2 million at December 31, 2002, to $453.1 million at April 30, 2005, representing an increase of $22.9 million or 5.3 percent. Certificates of deposit have increased from $160.9 million at December 31, 2002, to $169.4 million at April 30, 2005, representing an increase of $8.5 million or 5.3 percent, while savings, NOW and MMDA accounts have increased $14.4 million from $269.2 million at December 31, 2002, to $283.7 million at April 30, 2005 or 5.4 percent.

The Bank's share of certificates of deposit witnessed no change, remaining at 37.4 percent of deposits at December 31, 2002, and at April 30, 2005 (reference Exhibit 21). The major component of certificates at April 30, 2005, had rates between 2.00 percent and 2.99 percent and represented 43.2 percent of certificates. At December 31, 2002, the major component of certificates was also the 2.00 percent to 2.99 percent category with a lesser 34.8 percent of certificates. The category witnessing the strongest growth in dollars from December 31, 2002, to April 30, 2005, was certificates with rates between 2.00 percent and 2.99 percent, which increased $24.8 million during this time period. The category witnessing the largest dollar decrease from December 31, 2002, to April 30, 2005, was certificates with rates between 4.00 percent and 4.99 percent, which declined $14.9 million.

Deposit Activities (cont.)

Exhibit 22 also provides a breakdown of certificates by maturity as of April 30, 2005. A strong 66.2 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 24.0 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 2.00 percent to 2.99 percent, totaling $76.6 million, representing 43.2 percent of certificates.

BORROWINGS

Legacy has made regular use of FHLB advances in the years ended December 31, 2003 and 2004, and in the four months ended April 30, 2005. The Bank had total FHLB advances of $131.3 million at December 31, 2003, with a weighted cost of 4.06 percent and a larger $153.7 million at April 30, 2005, with a weighted cost of 4.20 percent. The Bank also had $6.6 million in securities sold under agreements to repurchase and $13.2 million in other borrowings at December 31, 2003. At April 30, 2005, the Bank had a lesser $4.1 million in securities sold under agreements to repurchase with no other borrowings.

SUBSIDIARIES

Legacy had one wholly-owned subsidiary at April 30, 2005, Legacy Insurance Services of the Berkshires. Legacy Insurance Services is an insurance agency that specializes in providing clients with insurance and investment products. At April 30, 2005, Legacy Insurance Services had total assets of $233,620, and net income for the year ended December 31, 2004 of $15,857.

OFFICE PROPERTIES

Legacy had ten offices at April 30, 2005, its home office and three branches in Pittsfield with two branches in Lenox and single offices in Lee, Otis, Great Barrington and North Adams. The Bank owns its main office and five branches and leases four branches. The Bank's total investment in its offices premises was $14.7 million or 2.14 percent of assets at April 30, 2005, and the Bank's investment in fixed assets was $14.0 million or 2.03 percent of assets at April 30, 2005.

MANAGEMENT

The chief executive officer and chairman of the board of Legacy is J. Williar Dunlaevy, who is also a director. Mr. Dunlaevy joined the Bank in 1969. He has served the Bank in several positions, including executive vice president, treasurer, chief financial officer and controller. Mr. Dunlaevy became chief executive officer and chairman in 1998. Mr. Dunlaevy became a director in 2003. Michael A. Christopher is president and chief operating officer of Legacy. Mr. Christopher previously served as the chief executive officer and president to Lenox Savings Bank since 1994, which merged with City Savings Bank and was renamed Legacy Banks in 2002. Mr. Christopher became a director in 2003. Stephen M. Conley is senior vice president, treasurer and chief financial officer of Legacy. He has held these positions since 1996. Steven F. Pierce is executive vice president of Legacy, a position he has held since 1995. Mr. Pierce previously served the Bank as senior vice president of the business banking division.

II. DESCRIPTION OF PRIMARY MARKET AREA

Legacy's market area encompasses all of Berkshire County, Massachusetts ("market area") where all of the Bank's offices are located.

Exhibit 26 provides a summary of key demographic data and trends for Berkshire County, Massachusetts and the United States. From 1990 to 2000, population decreased in the market area but increased in Massachusetts and the United States. The population decreased by 3.2 percent in Berkshire County and increased by 5.5 percent in Massachusetts and 13.2 percent in the United States. The estimated population in 2004 again indicates a minimal decrease in population from 2000 to 2004 in the market area. The market area's population is estimated to have decreased 0.8 percent from 2000 to 2004, compared to a 1.6 percent increase in Massachusetts and 5.0 percent in the United States. Future population projections indicate that population will continue to decrease in the market area from 2004 through the year 2009. The market area's population is projected to decrease by 0.8 percent with the populations of Massachusetts and the United States projected to increase by 1.9 percent and 6.3 percent, respectively.

The market area witnessed an increase in households (families) of 3.1 percent from 1990 to 2000. During that same time period, the number of households increased in Massachusetts by a larger 8.9 percent and in the United States by a much larger 14.7 percent. The trend in household growth from 2000 to 2004 indicates a minimal increase in the market area of 1.1 percent. Massachusetts also indicated a modest increase of 2.6 percent, lower than the United States' increase of 5.8 percent. From 2004 through the year 2009, the market area's households are projected to continue to increase by 1.0 percent, while the number of households are expected to increase by 2.9 percent in Massachusetts and by 7.0 percent in the United States.

In 1990, the per capita income in the market area was lower than the per capita income in Massachusetts but slightly higher than per capita income in the United States. The market area had a 1990 per capita income of $14,857, while Massachusetts and the United States had 1990 per capita income of $17,224 and $14,420, respectively. From 1990 to 2000, per capita

capita income increased in all areas. The market area's per capita income increased from 1990 to 2000 by 46.8 percent to $21,807. Per capita income increased by 50.7 percent in Massachusetts to $25,952 and by 50.4 percent to $21,684 in the United States. From 2000 to 2004, per capita income continued to increase by 28.5 percent to $28,030 in the market area, by 30.75 percent to $33,908 in Massachusetts and by 19.3 percent to $25,866 in the United States.

The 1990 median household income of $30,470 in the market area was lower than the median household income in Massachusetts at $36,952 but higher than the United States at $28,525. From 1990 to 2000, median household income increased in all areas, with the market area indicating a 28.1 percent increase to $39,047, compared to a 36.7 percent increase to $50,502 in Massachusetts and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2004, median household income in the market area was estimated to have increased 15.8 percent to $45,234. Massachusetts' median household income grew 21.0 percent to $61,110, and the United States' median household income increased 16.4 percent to $48,124 from 2000 to 2004. From 2004 to 2009, median household income is projected to increase by 21.6 percent in the market area, by 27.2 percent in Massachusetts and 17.8 percent in the United States. Based on those rates of increase, by 2009, median household income is expected to be $54,992 in the market area, $77,759 in Massachusetts, and $56,710 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Massachusetts and the United States. In 1990, the market area had a rate of owner-occupancy of 65.2 percent, higher than Massachusetts and slightly higher than the United States at 59.3 percent and 64.2 percent, respectively. As a result, the market area supported a lower rate of renter-occupied housing of 34.8 percent, compared to 40.7 percent for Massachusetts and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 66.9 percent, 61.7 percent and 66.2 percent in the market area, Massachusetts and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to 33.1 percent, 38.3 and 33.8 percent in the market area, Massachusetts and the United States, respectively.

Description of Primary Market Area (cont.)

The market area's 1990 median housing value was $114,500 lower than Massachusetts' median housing value of $162,200 but higher than the United States' median housing value of $79,098. The 1990 average median rent of the market area was $437, which was below the median rent of Massachusetts at $580 but higher than the United States at $374. In 2000, median housing values had increased in the market area, Massachusetts and the United States. The market area had a 2000 median housing value of $116,800 still lower than Massachusetts at $185,700 and now also lower than the United States at $119,600. The 2000 median rents were $499, $684 and $602 in the market area, Massachusetts and the United States, respectively.

In 1990, the major source of employment for the market area by industry group, based on share of employment, was the services industry at 39.6 percent. The services industry was also responsible for the majority of employment in Massachusetts and the United States with 40.7 percent of jobs in Massachusetts and 34.0 percent in the United States (reference Exhibit 28). The manufacturing industry was the second major employer in the market area at 21.1 percent while the wholesale/retail group was the second leading employer at 20.3 percent in Massachusetts and also in the United States at 27.5 percent. The wholesale/retail trade group was the third major overall employer in the market area at 20.9 percent. In Massachusetts and the United States, the manufacturing industry was the third major employer, responsible for 18.1 percent and 19.2 percent of employment, respectively. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 18.4 percent of employment in the market area, 20.9 percent of employment in Massachusetts and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest sectors of employment, respectively, for the market area and Massachusetts, but not in the United States where the services industry, wholesale/retail trade and manufacturing industries provided the first, second and third highest sectors of employment. The services industry accounted for 53.5 percent, 50.8 percent and 46.7 percent in the market area, Massachusetts and the United States, respectively. The manufacturing industry provided for 12.9 percent, 12.8 percent and 14.1 percent in the same respective areas. The wholesale/retail trade group provided 14.9 percent, 14.5 percent and 15.3 percent of employment in the market area, Massachusetts and the United States, respectively. Some of the largest employers in the area are listed below.

Employer	Number of Employees
Berkshire Medical Center Administration	1,000 +
Visiting Nurse Association	1,000 +
Hillcrest Campus of BMC	1,000 +
Mount Greylock Extended Care Facility	1,000 +
Hillcrest Commons	1,000 +
General Dynamics Defense Systems.	1,000 +
Canyon Ranch in The Berkshires	500 +
G. E. Plastics	500 +
Berkshire Bank	250 +
Berkshire Community College	250 +
Berkshire County Arc	250 +
Berkshire Life Insurance Co. Of America	250 +
K-B Toys	250 +
Legacy Bank/City & Lenox Savings Banks	250 +
Mental Health & Substance Abuse Services	250 +
Price Chopper Supermarket	250 +
Stop & Shop Supermarket Co.	250 +

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Berkshire County, Massachusetts and the United States in 2001 through March 2005. Berkshire County has been characterized by slightly lower unemployment rates compared to Massachusetts and the United States. In 2001, Berkshire County had an unemployment rate of 3.7 percent, compared to unemployment rates of 3.7 percent in Massachusetts and 4.8 percent in the United States. The market area's unemployment rate increased in 2002 to 4.6 percent, compared to 5.3 percent in Massachusetts and 5.8 percent in the United States. In 2003, the market area again increased its rate of unemployment to 5.1 percent. Massachusetts also increased to 5.8 percent, and the United States increased to 6.0 percent. Through March 2005, the market area had an increase in its unemployment rate to 5.3

percent, the unemployment rate in Massachusetts increased to 5.3 percent and the United States' unemployment rate decreased slightly to 5.4 percent.

Exhibit 30 provides deposit data for banks and thrifts in Berkshire County. Legacy Savings Bank's deposit base in the market area was $439.5 million or a 19.8 percent share of the $2.2 billion total thrift deposits and a 16.8 percent share of the total deposits, which were $2.6 billion as of June 30, 2004. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderately strong deposit base, dominated by thrifts with Legacy Savings Bank having a moderate level of market penetration for thrift deposits as well as total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2001 through the first quarter of 2005. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2001 and 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2004 and continuing at a stronger pace in 2005.

SUMMARY

To summarize, the market area represents an area with stagnant population and household activity during the 1990s and early 2000s. Such a pattern is projected to continue from 2004 through 2009. The market area displayed a lower per capita income and lower household income than Massachusetts. In 1990, the median rent in the market area was lower than Massachusetts' median rent. By 2000, the median rent of the market area was still lower than Massachusetts' median rent. In 1990, the market area's median housing value was also lower than in Massachusetts, and in 2000, the market area's median housing value was lower than Massachusetts' median housing value as well as that of the United States. The market area has

Summary (cont.)

had a slightly lower unemployment rate when compared to both Massachusetts and the United States until March 2005 when the market area's unemployment rate was the same as in Massachusetts. Finally, the market area is a competitive financial institution market dominated by thrifts with a total market deposit base for banks and thrifts in the market area that is $2.6 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the New England region and in Massachusetts.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 224 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 16 publicly-traded New England thrifts ("New England thrifts") and the 8 publicly-traded thrifts in Massachusetts ("Massachusetts thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between June 30, 2004, and June 7, 2005.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Legacy as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Legacy's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institution was a potential comparable group candidate but had to be eliminated due to its involvement in a merger/acquisition.

Institution	State
PFS Bancorp, Inc.	Indiana

There are no pending merger/acquisition transaction involving thrift institutions in Legacy's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding

Mutual Holding Companies (cont.)

company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the universe of 55 publicly-traded mutual holding companies as well between those 55 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios, and Exhibit 37 presents key financial data and ratios for the 55 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
AJS Bancorp, Inc. MHC	Illinois
ASB Holding Co MHC	New Jersey
BCSB Bankcorp Inc. MHC	Maryland
Cheviot Financial MHC	Ohio
Clifton Savings Bancorp MHC	New Jersey
Flatbush Federal Bancorp Inc. MHC	New York
Gouverneur Bancorp MHC	New York
Greater Delaware Valley, MHC	Pennsylvania
Greene County Bancorp Inc. MHC	New York
Jacksonville Savings Bank, MHC	Illinois
Mid-Southern Savings Bank MHC	Indiana
New England Bancshares MHC	Connecticut
Oneida Financial Corp MHC	New York
Pathfinder Bancorp MHC	New York
Service Bancorp MHC	Massachusetts
Westborough Financial Services MHC	Massachusetts
Westfield Financial MHC	Massachusetts

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ), or on the OTC Bulletin Board. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 264 publicly-traded, FDIC-insured savings institutions, including the 55 mutual holding companies, 17 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange and 176 are traded on NASDAQ and 45 are traded on the OTC Bulletin Board. Eight institutions are are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of June 7, 2005, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2004.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Legacy, including the western, southwestern and southeastern states.

Geographic Location (cont.)

The geographic location parameter consists of Massachusetts and its surrounding states of Connecticut, Vermont, New Hampshire, Rhode Island and New York, as well as the states of Delaware, Indiana, Illinois, Kentucky, Maryland, Maine, New Jersey, Ohio, Pennsylvania and West Virginia for a total of sixteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was from $200 million to $2 billion due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Legacy, with assets of approximately $690 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 57 institutions considered as comparable group candidates after applying the general parameters, with the bold lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality

Summary (cont.)

parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Legacy with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Legacy. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets was 12.5 percent at March 31, 2005, and reflects Legacy's share of investments considerably lower than national and regional averages. The Bank's investments have consisted of federal agency securities and corporate obligations. For its five most recent calendar years ended December 31, 2004, Legacy's average ratio of cash and investments to assets was a higher 13.9 percent, from a high of 20.3 percent in 2002 to a low of 9.7 percent in 2000, with a fluctuating trend. It should be noted that, for the

Cash and Investments to Assets (cont.)

purposes of comparable group selection, Legacy's $9,056,000 balance of Federal Home Loan Bank stock at April 30, 2005, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Legacy's lower balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 25.0 or less of assets, with a midpoint of 12.5 percent, identical to Legacy's current ratio.

Mortgage-Backed Securities to Assets

At April 30, 2005, Legacy had 8.65 percent of assets in mortgage-backed securities. At the end of its last calendar year, the Bank had mortgage-backed securities, representing 8.55 percent of assets, at December 31, 2004. The regional average was 7.8 percent and the national average was 11.5 percent for publicly-traded thrifts at March 31, 2005. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 25.0 percent or less of assets and a midpoint of 12.5 percent.

One- to Four-Family Loans to Assets

Legacy's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including both permanent

One- to Four-Family Loans to Assets (cont.)

loans and construction loans, represented 48.75 percent of the Bank's assets at April 30, 2005, which is modestly higher than the national average of 46.0 percent. The parameter for this characteristic requires any comparable group institution to have from 20.0 percent to 65.0 percent of its assets in one- to four-family loans with a midpoint of 42.5 percent.

Total Net Loans to Assets

At April 30, 2005, Legacy had a 74.9 percent ratio of total net loans to assets and a higher five calendar year average of 69.2 percent, with its most recent ratio being higher than the national average of 69.5 percent and the regional average of 72.9 percent for publicly-traded thrifts. The Bank's ratio of total net loans to assets decreased from 72.5 percent at December 31, 2001.

The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Legacy.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Legacy's shares of mortgage-backed securities to assets and total net loans to assets were 8.6 and 74.9 percent, respectively, for a combined share of 83.5 percent. Recognizing the industry and regional ratios of 11.5 percent and 7.8 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 90.0 percent, with a midpoint of 80.0 percent.

Borrowed Funds to Assets

Legacy had a $157.8 million balance of borrowed funds at April 30, 2005, consisting of $153.7 million in FHLB advances and $4.1 million in reverse repos, representing a combined 22.9 percent of assets. At December 31, 2004, the Bank had borrowed funds representing 24.1 percent of assets. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased from 1998 through 2002, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2003 and 2004, the lower but rising interest rates have resulted in minimal reduction in borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 35.0 percent or less with a midpoint of 17.5 percent.

Equity to Assets

Legacy's equity to assets ratio was 8.72 percent at April 30, 2005, and 8.73 percent at December 31, 2004, averaging 8.72 percent for the five calendar years ended December 31, 2004. After conversion, based on the midpoint value of $89.6 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, Legacy's equity is projected to stabilize in the area of 13.8 percent, with the Corporation at approximately 17.4 percent. Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 15.0 percent with a midpoint ratio of 10.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Legacy's earnings performance and the basis for such performance both historically and during the four quarters ended March 31, 2005. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended April 30, 2005, Legacy's ROAA was 0.56 percent based on net earnings after taxes of $3,659,000 with an identical core earnings after taxes, as detailed in Item I and Exhibit 7 of this Report. The Bank's average net ROAA over its most recent five calendar years of 2000 to 2004, based on net earnings, was a similar 0.55 percent, ranging from a low of 0.30 percent in 2002 to a high of 0.58 percent in 2000.

Return on Average Assets (cont.)

Considering the historical and current earnings performance of Legacy, the range for the ROAA parameter based on core income has been defined as 0.40 percent to a high of 0.85 percent with a midpoint of 0.63 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, the Bank's ROAE for the twelve months ended April 30, 2005, was 6.33 percent based on net income and core income. In its most recent five calendar years, the Bank's average ROAE, based on net earnings, was a lower 5.67 percent, ranging from a low of 3.34 percent in 2002 to a high of 6.89 percent in 2000.

The parameter range for the comparable group, based on core income, is from 5.0 percent to 12.0 percent with a midpoint of 8.50 percent.

Net Interest Margin

Legacy had a net interest margin of 3.19 percent for the twelve months ended April 30, 2005, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in calendar years 2000 through 2004 averaged 3.18 percent, indicating a generally stable trend with only mild fluctuation.

Net Interest Margin (cont.)

The parameter range for the selection of the comparable group is from a low of 2.75 percent to a high of 3.75 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the twelve months ended April 30, 2005, Legacy had a modestly higher than average 2.74 percent ratio of operating expense to average assets. In 2004, the Bank's expense ratio was a similar 2.76, representing decreases from 2.81 percent in 2003, 2.95 percent in 2002 and increases from 2.68 percent in 2001 and 2.63 percent in 2000. For its five most recent calendar years ended December 31, 2004, Legacy's operating expense ratio averaged 2.77 percent, with a stable trend since 2000.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 3.25 percent with a midpoint of 2.63 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Legacy has historically experienced a lower than average dependence on noninterest income as a source of additional income. The Bank had noninterest income of $4,319,000 or 0.68 percent of average assets for the twelve months ended April 30, 2005, with gains on the sale of loans representing a relatively low 0.07 percent of average assets. Legacy's ratio of noninterest income to average assets was 0.53 percent in 2000, 0.63 percent in 2001, 0.53 percent in 2002 and 0.70 percent in 2003, all of which are lower than the 1.19 percent average for publicly-traded thrift institutions for the year ended March 31, 2005.

The range for this parameter for the selection of the comparable group is 1.20 percent of average assets or less, with a midpoint of 0.60 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Legacy. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Legacy's ratio of nonperforming assets to assets was 0.26 percent at April 30, 2005, which was much lower than the national average of 0.64 percent for publicly-traded thrifts, but higher than the 0.10 percent for New England thrifts. Consistently lower than national averages, the Bank's ratio of nonperforming assets to total assets was 0.23 percent in 2000, 0.28 percent in 2001, 0.48 percent in 2002, 0.19 percent in 2003 and 0.08 percent in 2004, averaging 0.25 percent for its five most recent calendar years ended December 31, 2004, and indicating a minimal downward trend.

The parameter range for nonperforming assets to total assets has been defined as 0.80 percent of assets or less with a midpoint of 0.40 percent.

Repossessed Assets to Assets

Legacy was absent repossessed assets at April 30, 2005, identical to December 31, 2004. The average was 0.13 percent for all publicly-traded thrift institutions.

Nonperforming Assets to Assets (cont.)

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Legacy had an allowance for loan losses of $4,066,000, representing a loan loss allowance to total assets ratio of 0.59 percent at April 30, 2005, which was modestly higher than its 0.56 percent ratio at December 31, 2004. For the five calendar years of 2000 to 2004, the Bank's loan loss reserve averaged 0.62 percent of assets with a slightly downward trend and a low of 0.56 percent in 2004 and a high of 0.70 percent in 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.35 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $210.3 million to $1.3 billion with an average asset size of $586.1 million and have an average of 11.6 offices per institution. Two of the comparable group institutions were converted in 1986, one in 1987, 1992, 1994, 1995 and 1997, two in 1999, and one in 2000. Geographically, three of the comparable group institutions are located in Massachusetts, four are in Indiana, one in Ohio, one in New York and one in New Hampshire. Eight of the ten comparable group institutions are traded on NASDAQ with two traded on the American Exchange. The comparable group institutions as a unit have a ratio of equity to assets of 9.15 percent, which is 11.6 percent higher than all publicly-traded thrift institutions in the United States but 64.3 percent lower than publicly-traded thrift institutions in

Massachusetts; and for the most recent four quarters indicated a core return on average assets of 0.72 percent, lower than all publicly-traded thrifts at 1.01 percent and modestly lower than publicly-traded Massachusetts thrifts at 0.81 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Legacy to all publicly-traded thrifts, to publicly-traded thrifts in the New England region and to Massachusetts thrifts, as well as to the ten institutions constituting Legacy's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at April 30, 2005, Legacy's total equity of 8.72 percent of assets was lower than the 9.15 percent for the comparable group, the 10.14 for all thrifts, the 11.03 percent for New England thrifts and the 10.97 percent ratio for Massachusetts thrifts. The Bank had a 74.88 percent share of net loans in its asset mix, slightly higher than the comparable group at 73.07 percent, all thrifts at 69.87 percent, New England thrifts at 61.79 percent and Massachusetts thrifts at 59.31 percent. Legacy's share of net loans, higher than industry averages, is primarily the result of its lower 12.50 percent share of cash and investments and lower level of mortgage-backed securities of 8.65 percent. The comparable group had a higher 12.60 percent share of cash and investments and a 9.26 percent share of mortgage-backed securities. All thrifts had 11.47 percent of assets in mortgage-backed securities and 13.86 percent in cash and investments. Legacy's 67.73 percent share of deposits was modestly lower than the comparable group and moderately higher than all thrifts, New England thrifts and Massachusetts thrifts, reflecting the Bank's average to lower than average 22.88 percent ratio of borrowed funds to assets. The comparable group had deposits of 69.59 percent and borrowings of 20.16 percent. All thrifts averaged a 56.15 percent share of deposits and 33.86 percent of borrowed funds, while New England thrifts had a 62.32 percent share of deposits and a 19.11 percent share of borrowed funds. Massachusetts thrifts averaged a 64.04 percent share of deposits and a 19.24 percent share of borrowed funds. Legacy had goodwill and intangible assets of 0.44 percent at April 30, 2005, compared to 0.58 percent for the comparable group, 0.73 percent for all thrifts, 1.24 percent for New England thrifts and 0.47 percent for Massachusetts thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for Legacy in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended April 30, 2005, Legacy had a yield on average interest-earning assets modestly lower than the comparable group and all thrifts, but higher than New England thrifts and Massachusetts thrifts. The Bank's yield on interest-earning assets was 5.24 percent compared to the comparable group at 5.49 percent, all thrifts at 5.40 percent, New England thrifts at 5.05 percent and Massachusetts thrifts at 4.91 percent.

The Bank's cost of funds for the twelve months ended April 30, 2005, was noticeably higher than the comparable group, all thrifts, New England thrifts and Massachusetts thrifts. Legacy had a 2.71 percent average cost of interest-bearing liabilities compared to 2.29 percent for the comparable group, 2.30 percent for all thrifts, 1.87 percent for New England thrifts and 2.03 percent for Massachusetts thrifts. The Bank's generally lower yield on interest-earning assets and higher interest cost resulted in a net interest spread of 2.53 percent, which was moderately lower than the comparable group at 3.20 percent and lower than all thrifts at 3.10 percent, New England thrifts at 3.17 percent and Massachusetts thrifts at 2.89 percent. Legacy generated a net interest margin of 3.19 percent for the twelve months ended April 30, 2005, based on its ratio of net interest income to average interest-earning assets, which was slightly lower than the comparable group ratio of 3.28 percent. All thrifts averaged a 3.28 percent net interest margin for the trailing four quarters, with New England thrifts at 3.30 percent and Massachusetts thrifts at a lower 3.06 percent.

Legacy's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank made a $495,000 provision for loan losses during the twelve months ended April 30, 2005, equal to 0.08 percent of average assets. The comparable group indicated a provision representing a similar 0.06 percent of assets, with all thrifts at 0.09 percent, New England thrifts at 0.04 percent and Massachusetts thrifts at 0.08 percent.

Analysis of Financial Performance (cont.)

The Bank's noninterest income was $4,439,000 or 0.68 percent of average assets for the twelve months ended April 30, 2005, including a relatively modest $100,000 gain on the sale of assets. Such ratio of noninterest income to average assets was higher than the comparable group, which had a lower ratio of 0.51 percent, but lower than all thrifts at 1.22 percent with New England thrifts at a lower 0.49 percent and Massachusetts thrifts at a lower 0.28 percent. For the twelve months ended April 30, 2005, Legacy's operating expense ratio was 2.74 percent of average assets, which was higher than the comparable group at 2.49 percent and more significantly higher than all thrifts at 2.18 percent, New England thrifts at 2.06 percent and Massachusetts thrifts at 1.84 percent.

The overall impact of Legacy's income and expense ratios is reflected in the Bank's net income and return on assets. For the twelve months ended April 30, 2005, the Bank had a net ROAA of 0.56 percent and an identical core ROAA. For its most recent four quarters, the comparable group had a higher net ROAA of 0.67 percent and core ROAA of 0.72 percent. All publicly-traded thrifts averaged a higher net ROAA of 1.00 percent and a higher 1.01 percent core ROAA. New England thrifts indicated a higher core ROAA of 0.83 percent, and Massachusetts thrifts generated a higher core ROAA of 0.81 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Legacy with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's core earnings in the twelve months ended April 30, 2005, rather than net earnings.

As discussed earlier, the Bank has historically focused on increasing its assets, loans and deposits, strengthening net income, controlling operating expenses, maintaining a low balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has closely monitored its net interest margin, which has been lower than average in 2004 and the most recent twelve months. During its past five fiscal years, Legacy's ratio of

Earnings Performance (cont.)

noninterest expense to average assets has increased moderately from 2.63 percent in 2000, which was above industry averages, to 2.76 percent in 2004, then down to 2.74 percent in the twelve months ended April 30, 2005, compared to the current industry average of 2.18 percent for all publicly-traded thrifts. Following conversion, the Bank will endeavor to moderate its operating expenses, increase it net interest margin, increase its noninterest income, strengthen its net income and its lower return on assets, maintain its lower balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank was an active originator of both mortgage and nonmortgage loans in fiscal years 2003 and 2004 and during the four months ended April 30, 2005. Total loan originations and net loan originations decreased significantly in fiscal year 2004 compared to 2003, typical of the industry, and originations during the four months ended April 30, 2005, were also lower than in fiscal year 2004. Loan sales of $23.4 million in fiscal year 2003 resulted in a $469.4 million balance of net loans at December 31, 2003, compared to $373.5 million at December 31, 2002, and net loans increased to $508.4 million and $520.0 million at December 31, 2004, and April 30, 2005, respectively. Legacy's volume of loan originations was $267.8 million in fiscal year 2003, $194.5 million in fiscal year 2004 and $59.3 million for the four months ended April 30, 2005. In the past five fiscal years, the predominant component of the Bank's loan originations was one- to four-family residential mortgage loans, the balance of those loans indicated a modest decrease over the period. From December 31, 2004, to April 30, 2005, most categories of loans, with the exception of commercial loans and home equity loans, decreased their balances, with commercial real estate loans indicating the greatest percentage increase and also the greatest dollar increase. Individual increases were commercial real estate loans at 9.2 percent of $13.0 million and home equity loans at 5.3 percent or $2.9 million. One- to four-family loans decreased 1.1 percent or $3.1 million, commercial business loans decreased 2.2 percent or $554,000 and consumer loans decreased 6.4 percent or $674,000. The Bank's lending activities resulted in total loan growth of 2.3 percent or $11.6 million from December 31, 2004, to April 30, 2005, with loan growth of 8.3 percent or $39.0 million in fiscal year 2004.

Earnings Performance (cont.)

At April 30, 2005, one- to four-family mortgage loans, commercial real estate loans and home equity loans represented 26.8 percent, 38.3 percent and 18.4 percent, respectively, of total loan originations. In comparison, during fiscal year 2004, one- to four-family mortgage loans, commercial real estate loans and home equity loans represented 40.5 percent, 23.2 percent and 20.3 percent, respectively, of total loan originations indicating a decrease in the share of one- to four-family mortgage loan and home equity loan originations and an increase in the share of origination of commercial real estate loans.

The impact of Legacy's primary lending efforts has been to generate a yield on average interest-earning assets of 5.24 percent for the twelve months ended April 30, 2005, compared to a higher 5.49 percent for the comparable group, a higher 5.40 percent for all thrifts and a lower 5.05 percent for New England thrifts. The Bank's ratio of interest income to average assets was 5.01 percent for the four months ended April 30, 2005, lower than the comparable group at 5.09 percent, higher than all thrifts at 4.55 percent and higher than New England thrifts at 4.02 percent, reflecting the Bank's lower ratio of nonperforming assets and higher ratio of interest-earning assets.

Legacy's 2.71 percent cost of interest-bearing liabilities for the twelve months ended April 30, 2005, was higher than the comparable group at 2.29 percent, all thrifts at 2.30, New England thrifts at 1.87 percent, and Massachusetts thrifts at 2.03 percent. The Bank's resulting net interest spread of 2.53 percent for the twelve months ended April 30, 2005, was lower than the comparable group at 3.20 percent, all thrifts at 3.10 percent and New England thrifts at 3.17 percent. The Bank's net interest margin of 3.19 percent, based on average interest-earning assets for the twelve months ended April 30, 2005, was lower than the comparable group at 3.28 percent, all thrifts at 3.28 percent, New England thrifts at 3.30 percent and higher than Massachusetts thrifts at 3.06 percent.

Earning Performance (cont.)

The Bank's ratio of noninterest income to average assets was 0.68 percent, including gains equal to 0.02 percent of average assets, for the twelve months ended April 30, 2005, which was higher than the comparable group at 0.51 percent, but notably lower than all thrifts at 1.22 percent and lower than New England thrifts at 0.65 percent.

The Bank's operating expenses were moderately higher than the comparable group, all thrifts and New England thrifts. For the twelve months ended April 30, 2005, Legacy had an operating expenses to assets ratio of 2.74 percent, net of nonrecurring items, compared to 2.49 percent for the comparable group, 2.18 percent for all thrifts and 2.06 percent for New England thrifts. Such higher operating expenses relate to the Bank's larger office network. Legacy had a less favorable 72.0 percent efficiency ratio for the twelve months ended April 30, 2005, compared to the comparable group with an efficiency ratio of 69.2 percent.

For the twelve months ended April 30, 2005, Legacy generated a higher ratio of noninterest income, a higher ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a higher than normal 0.08 percent provision for loan losses during the twelve months ended April 30, 2005, and that ratio was higher than the comparable group at 0.06 percent of assets and New England thrifts at 0.04 percent, but lower than all thrifts at 0.09 percent. The Bank's higher provision for loan losses during the twelve months ended April 30, 2005, did not significantly impact earnings with minimal impact on the Bank's ratio of allowance for loan losses to total loans, which was less than the comparable group and also lower than all thrifts. The Bank's 229.85 percent ratio of reserves to nonperforming assets was modestly lower than the comparable group at 243.36 percent but higher than all thrifts ast 211.95 percent.

As a result of its operations, the Bank's net income and core income were lower than the comparable group for the twelve months ended April 30, 2005. Based on net earnings, the Bank had a return on average assets of 0.56 percent for the four months ended April 30, 2005 and a return on average assets of 0.55 percent in fiscal year 2004. For the twelve months ended April

Earnings Performance (cont.)

30, 2005, Legacy had a core return on average assets of the same 0.56 percent. In fiscal year 2003, the Bank had a 0.49 percent return on average assets. For the trailing twelve months, the comparable group had a higher net ROAA of 0.67 percent, while all thrifts indicated a higher ROAA of 1.00 percent. The Bank's core or normalized earnings, as shown in Exhibit 7, were identical to its net earnings and resulted in a 0.56 percent core return on assets for the twelve months ended April 30, 2005. That core ROAA was also lower than the comparable group at 0.72 percent, all thrifts at 1.01 percent, New England thrifts at 0.83 percent and Massachusetts thrifts at 0.81 percent.

Following its conversion, Legacy's earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its asset quality, its future needs for provisions for loan losses and the continuation of lower charge-offs and nonperforming assets. The Bank's noninterest income increased modestly during the twelve months ended April 30, 2005, and overhead expenses indicate a modest change during the twelve months ended April 30, 2005, compared to fiscal year 2004. The Bank's net interest margin, lower than the comparable group, has been the result of its lower yield on assets and its higher cost of funds. The impact of this trend has been a declining net interest margin since 2003, although it is likely the Bank's margin will strengthen in 2005 due to the presence of new capital.

In recognition of the foregoing earnings related factors, considering Legacy's current performance measures, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Legacy's market area for retail deposits consists of Berkshire County, Massachusetts, where the Bank's offices are located.

As discussed in Section II, from 1990 to 2000, the population in the Bank's market area (Berkshire County) decreased modestly by 3.2 percent, compared to increases in Massachusetts and the United States of 5.5 percent and 13.2 percent, respectively. From 2000 to 2004, the population in Berkshire County decreased by 0.8 percent and from 2004 to 2009 the population is projected to decrease by 0.8 percent. The market area displayed a lower per capita income and lower household income than Massachusetts but similar to the United States in 2000 and 2004. In 1990, the median rent in the market area was 32.7 percent lower than in Massachusetts but 16.8 percent higher than in the United States. In 1990, the market area's median housing value was 41.7 percent lower than in Massachusetts but 44.8 percent higher than in the United States. In 2000, the market area's median housing value was again lower than Massachusetts, by 59.0 percent, but similar to the United States. Through March 2005, the market area had an unemployment rate of 5.3 percent, identical to Massachusetts at 5.3 percent and slightly lower than the United States at 5.4 percent.

Legacy's market area is a very competitive financial institution market dominated by thrifts with a total market deposit base for banks and thrifts of $2.6 billion and 57 branches. The Bank's market share is 19.8 percent of thrift deposits, and 16.8 percent of total deposits.

In the Bank's primary market area of Berkshire County, the services sector represented the primary source of employment in 2000, followed by the wholesale/retail sector and the manufacturing sector. Compared to state ratios, Berkshire County's manufacturing and wholesale/retail employment sectors were nearly identical in numbers.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Legacy is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 41, 42 and 43. The Bank's ratio of total equity to total assets was 8.72 percent at April 30, 2005, which was lower than the comparable group at 9.15 percent and lower than all thrifts at 10.14 percent and New England thrifts at 11.03 percent. With the stock offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to approximately 17.5 percent, and the Bank's pro forma equity to assets ratio will increase to approximately 13.4 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Legacy had a moderately higher 74.9 percent ratio of net loans to total assets at April 30, 2005, compared to the comparable group at 73.1 percent. All thrifts indicated a lower 69.9 percent, as did New England thrifts at 61.8 percent. The Bank's 12.5 percent share of cash and investments was lower than the comparable group at 12.6 percent, while all thrifts were at 13.9 percent and New England thrifts were at 21.5 percent. Legacy's 8.7 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 9.3 percent and much lower than all thrifts at 11.5 percent. The Bank's 67.7 percent ratio of deposits to total assets was lower than the comparable group at 69.6 percent, but higher than all thrifts at 56.2 percent and higher than New England thrifts at 62.3 percent. Legacy's borrowed funds ratio of 22.9 percent was higher than the comparable group at 20.2 percent, lower than all thrifts at 33.9 percent but higher than New England thrifts at 19.1 percent.

Legacy had 0.44 percent of intangible assets and had repossessed real estate of 0.26 percent of assets, compared to ratios of 0.58 percent and 0.07 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.73 percent and real estate owned of 0.12 percent.

Financial Condition (cont.)

The financial condition of Legacy is slightly affected by its $958,000 balance of nonperforming assets or 0.26 percent of assets at April 30, 2005, compared to a higher 0.42 percent for the comparable group, a higher 0.71 percent for all thrifts and a lower 0.09 percent for New England thrifts. Historically, the Bank's ratio of nonperforming assets to total assets has been lower than industry averages, but increased modestly in both dollars and ratio in 2002 before returning to its general historical levels in fiscal years 2003 and 2004. The Bank's ratio of nonperforming assets to total assets was 0.23 percent, 0.28 percent, 0.48 percent, 0.19 percent and 0.08 percent at December 31, 2000 through 2004, respectively.

The Bank had a moderate 19.6 percent share of high risk real estate loans, compared to 25.3 percent for the comparable group and 22.6 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At April 30, 2005, Legacy had $4,066,000 of allowances for loan losses, which represented 0.59 percent of assets and 0.78 percent of total loans. The comparable group indicated allowances equal to 0.63 percent of assets and a higher 0.87 percent of total loans, while all thrifts had allowances that averaged a lower 0.63 percent of assets and a higher 0.90 percent of total loans. Also of importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Legacy's $4,066,000 of allowances for loan losses, represented 229.9 percent of nonperforming assets at April 30, 2005, compared to the comparable group's modestly higher 243.4 percent, with all thrifts at a lower 212.0 percent and New England thrifts at a higher 648.9 percent. Legacy's ratio of net charge-offs to average total loans was 0.06 percent for the twelve months ended April 30, 2005, compared to a higher 0.09 percent for the comparable group, 0.15 percent for all thrifts and a lower 0.02 percent for New England thrifts. This ratio reflects the Bank's maintenance of an average ratio of reserves to loans, and a higher ratio of reserves to nonperforming assets. In 2004, the Bank had net charge-offs of $786,000, representing 0.12 percent of assets. For the year ended April 30, 2005, the Bank had net charge-offs of

$287,000, representing 0.04 percent of assets and 0.06 percent of average loans; and a ratio of provisions for loan losses to net charges-offs 163.37 percent. Based on available information, the comparable group had a ratio of provision for loan losses to net charge-offs of 91.78 percent, with all thrifts at 154.54 percent and New England thrifts at 64.0 percent.

Legacy has a minimal level of interest rate risk, evidenced by its lower negative one-year gap ratio of 7.55 percent. The Bank's three-year negative gap ratio is 6.03 percent.

Compared to the comparable group, we believe that no adjustment is warranted for Legacy's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, Legacy has been characterized by moderate rates of growth in assets and loans and a lower rate of deposit growth relative to its comparable group. The Bank's average annual asset growth rate from 2000 to 2004, was 11.7 percent, compared to a lesser 8.8 percent for the comparable group, a higher 11.9 percent for all thrifts, and a lower 9.0 percent for New England thrifts. The Bank's higher asset growth rate is reflective primarily of its larger increase in loans during that five year period combined with a flat core earnings trend. The Bank's loan portfolio indicates an average annual increase of 2.7 percent from 2000 to 2004, compared to average growth rates of 1.6 percent for the comparable group, 2.4 percent for all thrifts and 1.9 percent for New England thrifts.

Legacy's deposits indicate an average annual increase of 1.4 percent from 2000 to 2004. Annual deposit growth was from a low of 0.9 percent in 2003 to a high of 16.4 percent in 2002, compared to average annual growth rates of 1.7 percent for the comparable group, 2.3

percent for all thrifts and 1.4 percent for New England thrifts. Due to its lower rate of deposit growth, the Bank had a higher 22.9 percent ratio of borrowed funds to assets, compared to the comparable group at 20.2 percent.

Considering the demographics and competition in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to strengthen its loan origination and participation activity. Legacy's primary market area experienced a modest decrease in population and a modest increase in households between 1990 and 2000 and those trends are projected to continue through 2009. The Bank's primary market area also indicates 2000 per capita income and median household income lower than Massachusetts and the United States. In 2000, housing values in Berkshire County were 41.7 percent lower than Massachusetts and 44.8 percent lower than the United States.

Notwithstanding the proceeds of the contemplated minority offering, the Bank's primary focus of its current operations in Berkshire County could somewhat inhibit the Bank's potential for increased rates of asset, loan and deposit growth as it competes in a market area with no growth in population and households, which are projected to remain lower than state and national growth in the future.

Based on the foregoing factors, we have concluded that no adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Each of the ten institutions in the comparable group paid cash dividends during the year ended April 30, 2005, for an average dividend yield of 2.56 percent and an average payout ratio of 46.70 percent. During that twelve month period, the average dividend yield was 2.08 percent and the average payout ratio was 75.63 percent for Massachusetts thrifts; and the average dividend was 2.01 percent and the average payout ratio was 51.62 percent for all thrifts.

In our opinion, a minimal downward adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2003 and 2004, investors' interest in new issues was generally positive and subscription levels were somewhat volatile but overall favorable, with a few issues having received a less than strong reaction from the marketplace. To date in 2005, however, subscription levels have indicated some weakness and certain thrift offerings have been extended to the community and/or broker/dealer wholesale and retail syndication, having not generated sufficient depositor subscription response to attain the minimum threshold. Such subscription weakness has occurred primarily in initial mutual holding company offerings and second stage conversions of both large and smaller institutions. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry.

Subscription Interest (cont.)

Legacy will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $2.5 million or 3.0 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 8.00 percent of the total shares issued in the current offering, including the shares issued to The Legacy Banks Foundation. Additionally, the Prospectus restricts to 25,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person.

The Bank has secured the services of Ryan Beck & Co. to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for conversion offerings, we believe that a downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Ryan Beck &Co. The stock of the Corporation will be listed on the Nasdaq National Market System.

The Bank's total public offering is slightly larger in size than the average market value of the comparable group. The comparable group has an average market value of $75.1 million for the stock outstanding compared to a midpoint public offering of $83.0 million for the Corporation, less offering expenses, the ESOP and the 664,000 shares to be issued to the Foundation. Of the ten institutions in the comparable group, eight trade on Nasdaq and two trade on the American Exchange, with those ten institutions indicating an average daily trading volume of 2,668 shares during the last four quarters.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that no adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The chief executive officer and chairman of the board of Legacy is J. Williar Dunlaevy, who is also a director. Mr. Dunlaevy joined the Bank in 1969. He has served the Bank in several positions, including executive vice president, treasurer, chief financial officer and controller. Mr. Dunlaevy became chief executive officer and chairman in 1998. Mr. Dunlaevy became a director in 2003. Michael A. Christopher is president and chief operating officer of Legacy. Mr. Christopher previously served as the chief executive officer and president to Lenox Savings Bank since 1994, which merged with City Savings Bank and was renamed Legacy Banks in 2002. Mr. Christopher became a director in 2003. Stephen M. Conley is senior vice president, treasurer and chief financial officer of Legacy. He has held these positions since 1996. Steven F. Pierce is executive vice president of Legacy, a position he has held since 1995. Mr. Pierce previously served the Bank as senior vice president of the business banking division.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors

Marketing of the Issue (cont.)

as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings. In our opinion, various characteristics of the Corporation's conversion transaction, the Bank's market area and recent market trends cause us to conclude that a small new issue discount is warranted in the case of this particular offering. Consequently, at this time we have made a small downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, market area, asset, loan and deposit growth, dividend payments, subscription interest and the marketing of the issue. There were no upward adjustments. No adjustments were made for the Bank's liquidity of the stock, financial condition and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 123.24 percent and 121.38 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 93.88 percent (UCBC Union Community Bancorp) to a high of 155.41 percent (Mayflower Co-operative Bank). The comparable group had modestly higher average and median price to tangible book value ratios of 133.53 percent and 132.07 percent, respectively, with the range of 93.93 percent to a higher 195.27 percent. Excluding the low and the high price to book ratio in the group, the comparable group's price to book value range narrowed only slightly from a low of 93.93 percent to a high of 145.39; and the comparable group's price to tangible book value range also narrowed significantly from a low of 102.04 percent to a high of 156.05.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 67.41 percent and a price to tangible book value ratio of 68.70 percent at the midpoint. The price to book value ratio increases from 62.52 percent at the minimum to 75.58 percent at the super maximum, while the price to tangible book value ratio increases from 63.83 percent at the minimum to 76.81 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 67.41 percent and 68.70 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 17.52 percent compared to 9.15 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $60,118,000 at April 30, 2005, the indicated fully converted pro forma market value of the Bank using this approach is $89,640,000 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Legacy's after tax net earnings for the four months ended April 30, 2005, were $3,659,000, and its core earnings were identical for that period. To opine the pro forma market value of the Corporation by using the price to earnings method, we applied the Bank's core earnings base of $3,659,000.

Price to Earnings Method (cont.)

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 16.62, while the median was a slightly higher 16.88. The average price to net earnings multiple was a higher 17.82 and the median multiple was 16.15. The comparable group's price to core earnings multiple was lower than the 21.49 average multiple for all publicly-traded, FDIC-insured thrifts and lower than their median of 17.35. The range in the price to core earnings multiple for the comparable group was from a low of 12.57 (Carver Bancorp, Inc.) to a high of 20.13 (Mutual First Financial Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 13.15 to a high of 19.65 times earnings for eight of the ten institutions in the group, indicating an insignificant narrowing of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 20.68 at the midpoint, based on Legacy's core earnings of $3,659,000 for four months ended April 30, 2005.

Based on the Bank's core earnings base of $3,659,000 (reference Exhibit 49), the pro forma market value of the Corporation using the price to earnings method is $89,640,00 at the midpoint, recognizing the establishment of a foundation totaling $6,640,000 and representing 664,000 shares.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 11.13 percent and the median was 11.88 percent. The range in the price to assets ratios for the comparable group varied from a low of 6.87 percent (Carver Bancorp, Inc.) to a high of 14.43 percent (Berkshire Hills Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 7.85 percent and a high of 12.31 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 11.79 percent at the midpoint, which ranges from a low of 10.17 percent at the minimum to 15.14 percent at the super maximum.

Based on the Bank's April 30, 2005, asset base of $689,751,000, the indicated pro forma market value of the Corporation using the price to assets method is $89,640,000 at the midpoint (reference Exhibit 49), including the foundation of $6,640,000.

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 67.41 percent for the Corporation represents a discount of 45.30 percent relative to the comparable group and decreases to 38.67 percent at the super maximum.

The price to core earnings multiple of 20.68 for the Corporation at the midpoint value indicates a premium of 24.39 percent, increasing to a premium of 56.37 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 5.93 percent, rising to a premium of 5.97 percent at the super maximum.

It is our opinion that as of June 7, 2005, the pro forma market value of the Corporation, is $89,640,000 at the midpoint, representing 8,964,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $76,194,000 or 7,619,400 shares at $10.00 per share to a maximum of $103,086,000 or 10,308,600 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $118,548,900 or 11,854,890 shares at $10.00 per share (reference Exhibits 51 to 54).

The pro forma appraised value of Legacy Bancorp, Inc., as of June 7, 2005, is $89,640,000 at the midpoint.

EXHIBIT 99.1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS TO THE APPRAISAL REPORT ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
WASH, D.C.
213
SECTION

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

MUTUAL BANCORP OF THE BERKSHIRES AND SUBSIDIARY
PITTSFIELD, MASSACHUSETTS

Consolidated Balance Sheets
At December 31, 2004 and at April 30, 2005
(In thousands)

	April 30, 2005 (Unaudited)	December 31, 2004
ASSETS		
Cash and due from banks	$ 10,836	$ 11,879
Short-term investments	5,706	4,919
Cash and cash equivalents	16,542	16,798
Securities	128,320	131,215
Loans held-for-sale	312	616
Loans, net of allowance for loan losses of $4,066 in 2005 and $3,846 in 2004	516,176	504,728
Premises and equipment, net	14,011	13,777
Accrued interest receivable	2,977	2,789
Goodwill, net	3,085	3,085
Net deferred tax asset	2,554	2,783
Bank-owned life insurance	3,915	3,886
Other assets	1,859	1,610
Total assets	$ 689,751	$ 681,287
LIABILITIES AND RETAINED EARNINGS		
Deposits	$ 467,200	$ 450,868
Securities sold under agreements to repurchase	4,136	4,557
Federal Home Loan Bank advances	153,689	159,704
Other secured borrowings	--	--
Mortgagors' escrow accounts	169	1,020
Accrued expenses and other liabilities	4,439	5,691
Total liabilities	629,633	621,840
Retained earnings	60,706	59,437
Accumulated other comprehensive income	(588)	10
Total retained earnings	60,118	59,447
Total liabilities and net worth	$ 689,751	$ 681,287

Source: Mutual Bancorp of the Berkshires' audited and unaudited financial statements

EXHIBIT 2

MUTUAL BANCORP OF THE BERKSHIRES AND SUBSIDIARY
PITTSFIELD, MASSACHUSETTS

Consolidated Balance Sheets
At December 31, 2000, 2001, 2002 and 2003

	December 31,			
	2003	2002	2001	2000
ASSETS				
Cash and due from banks	$ 13,336	$ 13,848	$ 15,895	$ 11,921
Short-term investments	9,706	21,066	65,842	20,045
Cash and cash equivalents	23,042	34,914	81,737	31,966
Securities	120,779	161,124	115,732	93,713
Loans held-for-sale	648	1,571	2,936	167
Loans, net of allowance for loan losses of $4,420, $3,633, $3,540 and $3,710 in 2003, 2002, 2001 and 2000, respectively	465,255	370,550	380,343	412,562
Foreclosed assets	--	--	--	224
Premises and equipment, net	14,323	15,471	16,296	16,827
Accrued interest receivable	2,693	2,910	2,764	3,396
Goodwill, net	3,085	3,085	3,130	3,437
Net deferred tax asset	2,446	1,410	1,568	2,201
Due from broker	--	--	--	2,000
Bank-owned life insurance	1,726	1,309	--	2,027
Other assets	981	598	2,507	
Total assets	$ 634,978	$ 592,942	$ 607,013	$ 568,520
LIABILITIES AND RETAINED EARNINGS				
Deposits	$ 422,521	$ 419,175	$ 448,221	$ 447,685
Securities sold under agreements to repurchase	6,618	8,055	8,159	8,819
Federal Home Loan Bank advances	131,250	97,617	85,493	53,479
Other secured borrowings	13,178	9,102	8,360	5,393
Mortgagors' escrow accounts	652	316	404	687
Accrued expenses and other liabilities	4,424	4,401	4,837	4,788
Total liabilities	578,643	538,666	555,474	520,851
Retained earnings:				
Retained earnings	55,883	53,025	51,272	48,028
Accumulated other comprehensive income	452	1,251	267	(359)
Total retained earnings	56,335	54,276	51,539	47,669
Total liabilities and retained earnings	$ 634,978	$ 592,942	$ 607,013	$ 568,520

Source: Mutual Bancorp of the Berkshires' audited and unaudited financial statements

EXHIBIT 3

MUTUAL BANCORP OF THE BERKSHIRES AND SUBSIDIARY
PITTSFIELD, MASSACHUSETTS

Consolidated Statements of Income
For the Four Months Ended April 30, 2004 and 2005
For the Year Ended December 31, 2004 and

	Four Months Ended April 30, 2004	Four Months Ended April 30, 2005	For the Year Ended December 31, 2004
	(Unaudited)		
Interest and dividend income:			
Loans, including fees	$ 9,790	$ 8,822	$ 27,404
Securities	1,584	1,295	4,152
Short-term investments	58	16	73
Total interest and dividend income	11,432	10,133	31,629
Interest expense:			
Deposits	2,325	1,722	5,614
Federal Home Loan Bank advances	2,187	1,765	5,639
Other borrowed funds	25	285	849
Total interest expense	4,537	3,772	12,102
Net interest income	6,895	6,361	19,527
Provision for loan losses	286	3	212
Net interest income after provision for loan losses	6,609	6,358	19,315
Noninterest income:			
Customer service fees	860	808	2,629
Trust department fees	306	283	839
Insurance fees	45	65	123
Gain on sales of securities, net	70	65	136
Loss on impairment of securities available-for-sale	(25)	--	(7)
Loss on impairment of other closely-held stocks	--	(4)	(13)
Gain on sales of loans, net	54	102	278
Miscellaneous	41	35	457
Total noninterest income	1,351	1,354	4,442
Noninterest expense:			
Salaries and employee benefits	3,344	3,205	10,164
Occupancy and equipment	730	733	2,122
Data processing	618	638	1,797
Professional fees	161	165	502
Advertising	227	227	599
Other general and administrative	824	843	2,765
Total noninterest expense	5,904	5,811	17,949
Income before income taxes	2,056	1,901	5,808
Provision for income taxes	787	737	2,254
Net earnings (loss)	$ 1,269	$ 1,164	$ 3,554

Source: Mutual Bancorp of the Berkshires' audited and unaudited financial statements

EXHIBIT 4

MUTUAL BANCORP OF THE BERKSHIRES AND SUBSIDIARY
PITTSFIELD, MASSACHUSETTS

Consolidated Statements of Income
For the Years Ended December 31, 2000, 2001, 2002 and 2003
(In thousands)

	Year Ended December 31,			
	2003	2002	2001	2000
Interest and dividend income:				
Loans, including fees	$ 25,007	$ 25,434	$ 30,905	$ 30,852
Securities	5,057	6,420	5,618	5,902
Short-term investments	75	492	1,622	1,055
Total interest and dividend income	30,139	32,346	38,145	37,809
Interest expense:				
Deposits	5,732	9,598	16,294	17,675
Federal Home Loan Bank advances	5,227	4,857	–	–
Other borrowed funds	893	811	5,002	4,057
Total interest expense	11,852	15,266	21,296	21,732
Net interest income	18,287	17,080	16,849	16,077
Provision for loan losses	979	140	--	398
Net interest income after provision for loan losses	17,308	16,940	16,849	15,679
Noninterest income:				
Customer service fees	2,751	2,588	2,124	1,741
Trust department fees	781	746	772	732
Gain on sales of securities, net	96	(413)	173	186
Loss on impairment of securities available-for-sale	(67)	(579)	--	--
Gain on sales of loans, net	331	484	477	67
Miscellaneous	528	305	273	298
Total other income	4,420	3,131	3,819	3,024
Noninterest expenses:				
Salaries and employee benefits	9,697	9,331	7,660	7,325
Occupancy and equipment	2,317	2,254	2,283	1,913
Data processing	1,610	1,877	2,088	1,436
Professional fees	459	525	630	541
Foreclosed real estate	--	–	69	28
Advertising	609	573	536	728
Amortization and impairment writedown of goodwill	–	45	307	307
Other general and administrative	2,315	2,823	1,985	1,899
Total non-interest expenses	17,007	17,428	15,558	14,177
Income before income taxes	4,721	2,643	5,110	4,526
Provision for income taxes	1,731	890	1,866	1,421
Net Earnings (Loss)	$ 2,990	$ 1,753	$ 3,244	$ 3,105

Source: Mutual Bancorp of the Berkshires' audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2000 through 2004 and at April 30, 2005

	April 30,	At December 31,				
	2005	2004	2003	2002	2001	2000
		(In thousands)				
Selected Financial Condition Data:						
Total assets	$ 689,751	$ 681,287	$ 634,978	$ 592,942	$ 607,013	$ 568,520
Loans, net	516,176	505,344	465,903	372,121	383,279	412,729
Investment securities	128,320	131,215	120,779	161,124	115,732	93,718
Deposits	467,200	451,888	423,173	419,491	448,625	448,372
Short-term borrowings	32,636	52,198	42,118	15,644	13,259	13,294
Long-term debt [1]	125,189	112,063	95,750	90,028	80,393	49,004
Other secured borrowings [2]	--	--	13,178	9,102	8,360	5,393
Retained earnings	60,118	59,447	56,335	54,276	51,539	47,669

(1) Long-term debt includes advances from the Federal Home Loan Bank of Boston. See "Business of Legacy Group--Sources of Funds--Borrowings" on page __.

(2) Other Secured Borrowings represents the portion of Commercial Real Estate loans which has been participated out to other financial institutions. Because Legacy Banks retained the right to repurchase the participated balance, the full amount of the loan appears on the Balance Sheet as both a long and secured borrowing.

Source: Legacy Group's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2000 through 2004 and
For the Four Months Ended April 30, 2004 and 2005

	For the Four Months Ended April 30,		For the Years Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
				(In thousands)			
Selected Operating Data:							
Interest and dividend income	$ 11,432	$ 10,133	$ 31,629	$ 30,139	$ 32,346	$ 38,145	$ 37,809
Interest expense	4,537	3,772	12,102	11,852	15,266	21,296	21,732
Net interest income	6,895	6,361	19,527	18,287	17,080	16,849	16,077
Provision for loan losses [1]	286	3	212	979	140	--	398
Net interest income after provision for loan losses	6,609	6,358	19,315	17,308	16,940	16,849	15,679
Noninterest income	1,306	1,293	4,306	4,324	3,544	3,646	2,838
Gain (loss) on sales of securities, ne	70	65	136	96	(413)	173	186
Noninterest expense	5,929	5,815	17,949	17,007	17,428	15,558	14,177
Income (loss) before income tax expense	2,056	1,901	5,808	4,721	2,643	5,110	4,526
Income tax expense [2]	787	737	2,254	1,731	890	1,866	1,421
Net income (loss)	$ 1,269	$ 1,164	$ 3,554	$ 2,990	$ 1,753	$ 3,244	$ 3,105

[1] Refer to "Management's Discussion and Analysis of Legacy Banks," beginning on page ___ for discussion of changes in the provision for loan losses for the periods from 2002 forward.

[2] Refer to "Management's Discussion and Analysis of Legacy Bank," beginning on page ___ for discussion of changes in the Income Tax expense for the period 2002 forward.

Source: Legacy Group's Prospectus

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended April 30, 2005

	Twelve Months Ended April 30, 2005 (In thousands)
Net income before taxes	$ 5,963
Adjustments	0
Normalized earnings before taxes	5,963
Taxes	2,304
Normalized earnings after taxes	$ 3,659

[1] Based on tax rate of 34.0 percent.

Source: Legacy Banks' audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 2000 through 2004
At or for the Four Months Ended April 30, 2004 and 2005 and

	Four Months Ended April 30,		Years Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
Performance Ratios:							
Return on assets [1]	0.55%	0.56%	0.55%	0.49%	0.30%	0.56%	0.58%
Return on equity [1]	6.34%	6.12%	6.12%	5.40%	3.34%	6.60%	6.89%
Average interest rate spread [1] [2]	2.91%	2.95%	2.90%	2.93%	2.77%	2.67%	2.93%
Net interest margin [1] [3]	3.18%	3.23%	3.17%	3.22%	3.11%	3.10%	3.28%
Efficiency ratio [4]	72.00%	76.00%	73.80%	74.80%	82.00%	74.40%	73.30%
Noninterest expense to average total assets [1]	2.59%	2.79%	2.76%	2.81%	2.95%	2.68%	2.63%
Average interest-earning assets to average interest-bearing liabilities	113.28%	114.16%	113.89%	114.19%	112.02%	110.80%	108.00%
Asset Quality Ratios:							
Nonperforming assets to total assets	0.14%	0.10%	0.08%	0.32%	0.52%	0.27%	0.27%
Nonperforming loans to total loans	0.18%	0.14%	0.11%	0.43%	0.83%	0.43%	0.34%
Allowance for loan losses to nonperforming loans	424.43%	600.00%	712.22%	219.79%	118.11%	214.03%	266.71%
Allowance for loan losses to total loans	0.79%	0.81%	0.76%	0.95%	0.98%	0.92%	0.90%
Capital Ratios:							
Equity to total assets at end of period	8.72%	9.12%	8.73%	8.87%	9.15%	8.49%	8.38%
Average equity to average assets	8.75%	9.11%	8.91%	9.16%	8.87%	8.45%	8.35%
Risk-based capital ratio at end of period	12.73%	13.42%	12.57%	12.75%	14.51%	14.17%	13.95%

[1] Ratios for the four months ended April 30, 2005 and 2004 are annualized.

[2] The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

[3] The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

[4] The efficiency ratio represents noninterest expense for the period minus expenses related to the amortization of intangible assets divided by the sum of net interest income (before the loan loss provision) plus noninterest income.

Source: Legacy Group's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2003 and 2004, And for the Four Months Ended April 30, 2005

	Four Months Ended April 30, 2005 vs 2004			Years ended December 31, 2004 vs 2003			Years ended December 31, 2003 vs 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:									
Loans - net	$ 865	$ 103	$ 968	$ 3,835	$ (1,438)	$ 2,397	$ 2,831	$ (3,258)	$ (427)
Investment securities	136	153	289	(665)	(240)	(905)	(669)	(694)	(1,363)
Interest-earning deposits	5	37	42	(9)	7	(2)	(192)	(225)	(417)
Total interest-earning assets	$ 1,006	$ 293	$ 1,299	$ 3,161	$ (1,671)	$ 1,490	$ 1,970	$ (4,177)	$ (2,207)
Interest-bearing liabilities:									
Savings deposits	$ (22)	$ 2	$ (20)	$ (59)	$ (229)	$ (288)	$ 44	$ (736)	$ (692)
Life Path	365	2	367	–	747	747	--	–	--
Money market	(75)	67	(8)	(206)	(62)	(268)	(214)	(619)	(833)
NOW accounts	1	9	10	4	(8)	(4)	14	(161)	(147)
Certificates of deposit	164	90	254	220	(525)	(305)	(512)	(1,626)	(2,138)
Total deposits	433	170	603	(41)	(77)	(118)	(668)	(3,198)	(3,866)
Short-term borrowings and long-term debt	$ 254	$ (92)	$ 162	$ 986	$ (618)	$ 368	$ 1,453	$ (1,001)	$ 452
Total interest-bearing liabilities	$ 687	$ 78	$ 765	$ 945	$ (695)	$ 250	$ 785	$ (4,199)	$ (3,414)
Change in net interest income	$ 319	$ 215	$ 534	$ 2,216	$ (976)	$ 1,240	$ 1,185	$ 22	$ 1,207

Source: Legacy Group's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2002, 2003 and 2004, and
For the Four Months Ended April 30, 2004 and 2005, and
At April 30, 2005

	At April 30,	Four Months Ended April 30,		Years Ended December 31,		
	2005	2005	2004	2004	2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:						
Loans - Net	5.82%	5.72%	5.65%	5.62%	5.95%	6.77%
Investment securities	3.70%	3.69%	3.32%	3.42%	3.60%	4.07%
Interest-earning deposits	2.65%	2.35%	0.81%	1.16%	1.06%	3.07%
Total interest-earning assets	5.38%	5.28%	5.14%	5.14%	5.31%	5.88%
Interest-bearing liabilities:						
Savings deposits	0.43%	0.43%	0.42%	0.41%	0.69%	1.50%
LifePath Savings	2.20%	2.12%	2.07%	1.85%	0.00%	0.00%
Money market	1.50%	1.20%	0.91%	0.94%	1.01%	1.67%
NOW accounts	0.21%	0.20%	0.13%	0.15%	0.18%	0.65%
Certificates of deposit	2.78%	2.63%	2.46%	2.45%	2.79%	3.90%
Total deposits	1.86%	1.72%	1.40%	1.46%	1.57%	2.47%
FHLB advances and other borrowings	4.20%	3.96%	4.14%	4.19%	4.63%	5.52%
Total interest-bearing liabilities	2.49%	2.37%	2.19%	2.24%	2.38%	3.11%
Net interest rate spread	2.89%	2.91%	2.95%	2.90%	2.93%	2.77%
Net interest margin	--	3.18%	3.23%	3.17%	3.22%	3.11%
Average interest-earning assets to interest-bearing liabilities	--	113.89%	114.19%	113.89%	114.19%	112.02%

Source: Legacy Group's Prospectus

EXHIBIT 11

Gap Analysis
At April 30, 2005

	Up to One Year	More than One Year to Two Years	More than Two Years to Three Years	More than Three Years to Four Years	More than Four Years to Five Years	More than Five Years	Total
			(In thousands)				
Interest-earning assets:							
Loans	$ 197,787	$ 69,266	$ 74,247	$ 49,709	$ 28,750	$ 96,417	$ 516,176
Investment securities and interest-	41,406	15,807	27,909	20,540	7,606	15,052	128,320
Short-term investments	5,706	0	0	0	0	0	5,706
Total interest-earning assets	$ 244,899	$ 85,073	$ 102,156	$ 70,249	$ 36,356	$ 111,469	$ 650,202
Interest-bearing liabilities:							
Savings deposits	$ 6,997	--	--	--	--	$ 63,142	$ 70,139
LifePath deposits	69,077	--	--	--	--	--	69,077
Money market	60,564	--	--	--	--	--	60,564
NOW accounts						39,492	39,492
Certificates of deposits	110,462	45,647	17,312	2,710	1,376	--	177,507
Short-term & FHLB borrowings	49,845	28,951	14,795	12,841	17,142	34,251	157,825
Total interest-bearing liabilities	$ 296,945	$ 74,598	$ 32,107	$ 15,551	$ 18,518	$ 136,885	$ 574,604
Interest rate sensitivity gap	$ (52,046)	$ 10,475	$ 70,049	$ 54,698	$ 17,838	$ (25,416)	$ 75,598
Interest rate sensitivity gap as a percent of total assets	(7.55)%	1.52%	10.16%	7.93%	2.59%	(3.68)%	
Cumulative interest rate sensitivity gap	$ (52,046)	$ (41,571)	$ 28,478	$ 83,176	$ 101,014	$ 75,598	
Cumulative interest rate sensitivity gap as a percent of total assets	(7.55)%	(6.03)%	4.13%	12.06%	14.64%	10.96%	

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At April 20, 2005 and
At December 31, 2000 through 2004

	At April 30, 2005		At December 31, 2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Mortgage loans on real estate:												
Residential	$ 273,213	52.54%	$ 276,318	54.36%	$ 254,166	54.15%	$ 216,092	57.87%	$ 249,407	65.16%	$ 290,029	69.92%
Commercial	154,649	29.74%	141,616	27.86%	139,708	29.77%	95,919	25.68%	57,976	15.15%	57,817	13.94%
Home equity	58,019	11.16%	55,078	10.83%	44,506	9.48%	30,484	8.16%	24,189	6.32%	19,208	4.63%
	485,881	93.44%	473,012	93.05%	438,380	93.40%	342,495	91.71%	331,572	86.63%	367,054	88.49%
Other loans:												
Commercial	24,302	4.67%	24,856	4.89%	22,087	4.71%	22,158	5.93%	39,716	10.38%	34,343	8.28%
Consumer	9,808	1.89%	10,482	2.06%	8,897	1.90%	8,827	2.36%	11,457	2.99%	13,412	3.23%
Total loans	519,991	100.00%	508,350	100.00%	469,364	100.01%	373,480	100.00%	382,745	100.00%	414,809	100.00%
Other items:												
Net deferred loan costs	251		224		275		585		876		1,108	
Unamortized premiums	--		--		36		118		262		355	
Allowance for loan losses	(4,066)		(3,846)		(4,420)		(3,633)		(3,540)		(3,710)	
Total loans, net	$ 516,176		$ 504,728		$ 465,255		$ 370,550		$ 380,343		$ 412,562	

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At April 30, 2005

	Residential Mortgage	Commercial Loans	Commercial Business	Home Equity, Consumer	Total Loans
			(In thousands)		
Term of Maturity:					
Due less than one year	$ 66,785	$ 48,981	$ 19,954	$ 63,622	$ 199,342
Due after one year to five years	153,975	62,940	4,348	2,130	223,393
Due after five years	52,453	42,728	0	2,075	97,256
Total	$ 273,213	$ 154,649	$ 24,302	$ 67,827	$ 519,991

	Due After April 30, 2006		
	Fixed	Adjustable	Total
		(Dollars in Thousands)	
Residential mortgage	$ 116,471	$ 89,957	$ 206,428
Commercial mortgage	38,040	67,628	105,668
Commercial business	2,867	1,481	4,348
Home equity, consumer and other	3,840	365	4,205
Total Loans	$ 161,218	$ 159,431	$ 320,649

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Four Months Ended April 30, 2004 and 2005, and
For the Years Ended December 31, 2000 through 2004

	For the Four Months Ended April 30,		Years Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
				(In thousands)			
Loans at beginning of period	$ 508,350	$ 469,364	$ 469,364	$ 373,480	$ 382,745	$ 414,809	$ 367,644
Originations:							
Mortgage loans on real estate:							
Residential	15,890	20,070	78,838	125,524	93,079	55,558	64,629
Commercial	22,760	9,749	45,191	81,875	41,509	17,574	14,751
Construction	4,501	3,507	14,106	12,781	8,389	6,929	6,870
Home equity	10,908	13,295	39,416	41,059	26,250	19,499	13,817
	54,059	46,621	177,551	261,239	169,227	99,560	100,067
Other loans:							
Commercial business	3,319	1,153	13,170	543	17,544	16,256	21,887
Consumer and other	1,971	1,082	3,783	5,982	3,785	5,706	8,898
	5,290	2,235	16,953	6,525	21,329	21,962	30,785
Total loans originated	59,349	48,856	194,504	267,764	190,556	121,522	130,852
Deduct:							
Principal loan repayments and prepayments	44,328	30,339	138,476	148,189	163,928	118,067	81,442
Loan sales	3,232	7,359	16,050	23,445	35,773	35,302	2,058
Charge-offs	148	719	992	246	120	217	187
Total deductions	47,708	38,417	155,518	171,880	199,821	153,586	83,687
Net increase (decrease) in loans	11,641	10,439	38,986	95,884	(9,265)	(32,064)	47,165
Loans at end of period	$ 519,991	$ 479,803	$ 508,350	$ 469,364	$ 373,480	$ 382,745	$ 414,809

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 15

Delinquent Loans
At April 30, 2005 and at December 31, 2003 and 2004

	Loans Delinquent For					
	60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
At April 30, 2005						
Residential mortgage	10	$ 533	2	$ 50	12	$ 583
Commercial mortgage	3	697	3	549	6	1,246
Commercial business	3	528	10	321	13	849
Home equity, consumer and other	18	174	5	38	23	212
Total	34	$1,932	20	$958	54	$2,890
At December 31, 2004						
Residential mortgage	16	$ 869	4	$ 123	20	$ 992
Commercial mortgage	5	597	--	--	5	597
Commercial business	11	276	15	388	26	664
Home equity, consumer and other	17	138	3	29	20	167
Total	49	$1,880	22	$540	71	$2,420
At December 31, 2003						
Residential mortgage	1	$ 73	1	$ 66	2	$ 139
Commercial mortgage	3	246	3	820	6	1,066
Commercial business	7	148	11	316	18	464
Home equity, consumer and other	45	454	--	--	45	454
Total	56	$921	15	$1,202	71	$2,123

Source: *Legacy Bancorp, Inc.'s Prospectus*

EXHIBIT 16

Nonperforming Assets
At April 30, 2005 and at December 31, 2000 through 2004

	At April 30,	At December 31,				
	2005	2004	2003	2002	2001	2000
			(Dollars in thousands)			
Nonaccrual loans:						
Residential mortgage	$ 50	$ 123	$ 875	$ 971	$ 723	$ 369
Commercial mortgage	549		820	1,209	445	513
Commercial business	321	388	316	866	200	198
Home equity, consumer and other	38	29	--	30	29	26
Total nonaccrual loans	$ 958	$ 540	$ 2,011	$ 3,076	$ 1,397	$ 1,106
Loans greater than 90 days delinquent and still accruing:						
Residential mortgage	--	--	--	--	201	263
Commercial mortgage						
Commercial business	--	--	--	--	--	--
Home equity, consumer and other	--	--	--	--	56	22
Total loans 90 days delinquent and still accruing	--	--	--	--	257	285
Total nonperforming loans	$ 958	$ 540	$ 2,011	$ 3,076	$ 1,654	$ 1,391
Real Estate Owned	--	--	--	--	--	224
Total nonperforming assets	$ 958	$ 540	$ 2,011	$ 3,076	$ 1,654	$ 1,615
Ratios:						
Nonperforming loans to total loans	0.18%	0.11%	0.43%	0.83%	0.43%	0.34%
Nonperforming assets to total assets	0.14%	0.08%	0.32%	0.52%	0.27%	0.27%

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At April 30, 2005

	At April 30, 2005
	(In thousands)
Classified Assets:	
Substandard assets	$ 2,800
Doubtful assets	100
Loss assets	0
Total classified assets	$ 2,900
Special Mention	$ 3,600

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Three Months Ended April 30, 2004 and 2005, and For the Years Ended December 31, 2000 through 2004

	Three months ended April 30,		Year Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
			(Dollars in thousands)				
Balance at beginning of period	$ 3,846	$ 4,420	$ 4,420	$ 3,633	$ 3,540	$ 3,710	$ 3,443
Mortgage loans on real estate	$ 0	$ (621)	$ (621)	$ 0	$ (20)	$ (30)	$ (92)
Other loans:							
Commercial business loans	(78)	(38)	(258)	(184)	(19)	(124)	(37)
Consumer and other loans	(37)	(17)	(60)	(66)	(68)	(63)	(58)
Total other loans	(115)	(55)	(318)	(250)	(87)	(187)	(95)
Total charge-offs	(115)	(676)	(939)	(250)	(107)	(217)	(187)
Recoveries:							
Mortgage loans on real estate	0	0	0	0	0	0	15
Other loans:							
Commercial business loans	14	99	128	31	49	35	18
Consumer and other loans	35	12	25	27	11	12	23
Total other loans	49	111	153	58	60	47	41
Total recoveries	49	111	153	58	60	47	56
Net (charge-offs) recoveries	(66)	(565)	(786)	(192)	(47)	(170)	(131)
Provision for loan losses	286	3	212	979	140	0	398
Balance at end of period	$ 4,066	$ 3,858	$ 3,846	$ 4,420	$ 3,633	$ 3,540	$ 3,710
Ratios:							
Net (charge-offs) recoveries to average loans outstanding (annualized)	0.04%	0.36%	(0.16)%	(0.05)%	(0.01)%	(0.04)%	(0.03)%
Allowance for loan losses to nonperforming loans at end of period	424.43%	600.00%	712.22%	219.79%	118.11%	214.03%	266.71%
Allowance for loan losses to total loans at end of period	0.79%	0.81%	0.76%	0.95%	0.98%	0.92%	0.90%

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At April 30, 2005 and
At December 31, 2002, 2003 and 2004

	At April 30, 2005		At December 31, 2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale								
U.S. Government and agency obligations	$ 47,440	$ 46,785	$ 42,504	$ 42,263	$ 35,905	$ 36,015	$ 58,121	$ 58,919
State agency and municipal obligations	4,559	4,580	3,575	3,565	536	554	401	412
Corporate bonds and other obligations	9,143	9,267	12,448	12,696	17,591	18,346	23,614	24,462
Mortgage-backed securities	53,312	52,627	58,657	58,253	54,065	53,653	54,268	55,026
Other asset-backed	0	0	0	0	0	0	4,178	4,179
Total debt securities	114,454	113,259	117,184	116,777	108,097	108,568	140,582	142,998
Marketable equity securities	3,627	3,911	3,045	3,514	2,939	3,233	2,899	2,584
Mutual funds	0	0	0	0	0	0	8,422	8,429
	3,627	3,911	3,045	3,514	2,939	3,233	11,321	11,013
Total securities available-for-sale	118,081	117,170	120,229	120,291	111,036	111,801	151,903	154,011
Securities held-to-maturity:								
Other bonds	161	161	161	161	161	161	224	225
Mortgage-backed securities	2	2	2	2	1	2	3	3
	163	163	163	163	162	163	227	228
Restricted equity securities:								
Federal Home Loan Bank of Boston stock	9,056	9,056	8,830	8,830	6,871	6,871	4,895	4,895
Savings Bank Life Insurance and Depositors	0	0	0	0	0	0	0	0
Insurance fund stock	1,709	1,709	1,709	1,709	1,709	1,709	1,709	1,709
Other restricted equity securities	222	222	222	222	235	235	237	281
Total restricted equity securities	10,987	10,987	10,761	10,761	8,815	8,815	6,841	6,885
Total securities	$ 129,231	$ 128,320	$ 131,153	$ 131,215	$ 120,013	$ 120,779	$ 158,971	$ 161,124

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
At April 30, 2005 and At December 31, 2002, 2003, and 2004

	At April 30,		At December 31,					
	2005		2004		2003		2002	
	(Dollars in thousands)							
Deposit type:	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand deposits	$ 48,138	10.6%	$ 48,930	11.3%	$ 46,993	11.4%	$ 42,657	9.9%
NOW deposits	37,860	8.4%	36,431	8.4%	34,064	8.3%	31,759	7.4%
Money market deposits	58,893	13.0%	72,107	16.6%	93,619	22.7%	107,761	25.1%
Regular savings	71,138	15.7%	80,545	18.6%	90,082	21.9%	87,066	20.2%
LifePath savings	67,650	14.9%	40,338	9.3%	0	0.0%	0	0.0%
Total transaction accounts	$ 283,679	62.6%	$ 278,351	64.2%	$ 264,758	64.3%	$ 269,243	62.6%
Certificates of deposit	169,390	37.4%	155,024	35.8%	146,837	35.7%	160,907	37.4%
Total deposits	$ 453,069	100.0%	$ 433,375	100.0%	$ 411,595	100.0%	$ 430,150	100.0%

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 21

Certificates of Deposit By Maturity
At April 30, 2005

	At April 30,	At December 31,		
	2005	2004	2003	2002
		(In thousands)		
Certificates of Deposit				
Less than 2%	$ 34,218	$ 53,731	$ 66,018	$ 29,061
2.00%-2.99%	76,645	71,473	38,782	51,895
3.00%-3.99%	57,210	30,638	23,970	34,857
4.00%-4.99%	5,494	5,300	16,430	20,396
5.00%-5.99%	3,163	3,410	3,803	7,712
6.00%-6.99%	777	875	1,128	5,406
Total certificates of deposit	$ 177,507	$ 165,427	$ 150,131	$ 149,327

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 22

Certificates of Deposit By Rate
At April 30, 2005, and
At December 31, 2002, 2003 and 2004

	Year Ending April 30				After April 30,	
	2006	2007	2008	2009	2009	Total
			(In thousands)			
Interest rate:						
Less than 2%	$ 30,245	$ 3,973	$ 0	$ 0	$ 0	$ 34,218
2.00%-2.99%	60,656	15,877	29	83	0	76,645
3.00%-3.99%	24,202	18,964	10,946	2,343	755	57,210
4.00%-4.99%	1,035	1,836	1,666	341	616	5,494
5.00%-5.99%	630	1,955	578	0	0	3,163
6.00%-6.99%	777	0	0	0	0	777
	$ 117,545	$ 42,605	$ 13,219	$ 2,767	$ 1,371	$ 177,507

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
For the Four Months Ended April 30, 2004 and 2005, and
For the Years Ended December 31, 2002, 2003, and 2004

	Four Months Ended April 30,		Years Ended December 31,		
	2005	2004	2004	2003	2002
			(In thousands)		
Balance at end of period	$ 153,689	$ 128,554	$ 159,704	$ 131,250	$ 97,617
Average balance during period	163,218	129,985	136,896	114,346	85,853
Maximum outstanding at any month end	168,050	134,578	159,704	137,594	97,901
Weighted average interest rate at end of period	4.20%	# 4.02%	3.94%	4.06%	5.20%
Weighted average interest rate during period	4.07%	4.10%	4.12%	4.57%	5.66%

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF LEGACY BANKS
PITTSFIELD, MASSACHUSETTS
As of April 30, 2005

Location	Year Opened
Main Office	
99 North Street	
Pittsfield, Massachusetts 01201	1996
Branch Offices (Owned)	
76 Park Street	
Lee, Massachusetts	1996
25 Main Street	
Lenox, Massachusetts 01240	1990
2 Holmes Road	
Lenox, Massachusetts	1977
30 East Otis Road	
Otis, Massachusetts 01253	1996
734 Williams Street (Land leased)	
Pittsfield, Massachusetts 01201	1997
Branch Offices (Leased)	
609 Merrill Road	
Pittsfield, Massachusetts 01201	1971
700 Main Street	
Great Barrington, Massachusetts 01230	1975
102 Main Street	
North Adams, Massachusetts 01247	1996
436 W. Housatonic Street	
Pittsfield, Massachusetts 01201	1962

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At April 30, 2005

Name	Position(s) Held with the Bank	Age	Director Since [1]	Term Expires
J. William Dunlaevy	Chief Executive Officer and Chairman	61	2003	2006
Michael A. Christopher	Chief Operating Officer	69	2003	2006
Eugene A. Dellea	Director	70	2003	2006
Gary A. Lopenzina	Director	74	2004	2007
James J. Monney	Director	63	2004	2007
Anne W. Pasko	Director	65	2005	2007
Dorothy B. Winsor	Director	59	2005	2007
Steven F. Pierce	Executive Vice President	54	--	--
Stephen M. Conley	Senior Vice President and Chief Financial Officer	57	--	--

[1] "Director Since" indicates the date the Director first joined the Board of Trustees or Board of Directors of Legacy Group or Legacy Banks.

Source: Legacy Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Berkshire County, Massachusetts and the United States
1990, 2000, 2004 and 2009

	1990	2000	1990-2000 % Change	2004	2000-2004 % Change	2009	2004-2009 % Change
Population							
Berkshire County	139,352	134,953	(3.2)%	133,896	(0.8)%	132,816	(0.8)%
Massachusetts	6,016,425	6,349,097	5.5%	6,448,526	1.6%	6,572,355	1.9%
United States	248,709,873	281,421,906	13.2%	295,628,353	5.0%	314,308,848	6.3%
Households							
Berkshire County	54,315	56,006	3.1%	56,649	1.1%	57,190	1.0%
Massachusetts	2,244,406	2,443,580	8.9%	2,507,136	2.6%	2,579,843	2.9%
United States	91,993,582	105,480,101	14.7%	111,572,974	5.8%	119,334,642	7.0%
Per Capita Income							
Berkshire County	$ 14,857	$ 21,807	46.8%	$ 28,030	28.5%	--	--
Massachusetts	17,224	25,952	50.7%	33,908	30.7%	--	--
United States	14,420	21,684	50.4%	25,866	19.3%	--	--
Median Household Income							
Berkshire County	$ 30,470	$ 39,047	28.1%	$ 45,234	15.8%	$ 54,992	21.6%
Massachusetts	36,952	50,502	36.7%	61,110	21.0%	77,759	27.2%
United States	28,525	41,343	44.9%	48,124	16.4%	56,710	17.8%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Berkshire County, Massachusetts
and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Berkshire County		54,315	56,006
Massachusetts		2,247,110	2,443,580
United States		91,947,410	105,480,101
Occupancy Rate			
Berkshire County			
	Owner-Occupied	65.2%	66.9%
	Renter-Occupied	34.8%	33.1%
Massachusetts			
	Owner-Occupied	59.3%	61.7%
	Renter-Occupied	40.7%	38.3%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Berkshire County		$ 114,500	$ 116,800
Massachusetts		162,200	185,700
United States		79,098	119,600
Median Rent			
Berkshire County		$ 437	$ 499
Massachusetts		580	684
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Berkshire County, Massachusetts and the United States
1990 and 2000

	1990		
Industry Group	Berkshire County	Massachusetts	United States
Agriculture/Mining	1.6%	1.2%	1.3%
Construction	7.4%	5.5%	4.8%
Manufacturing	21.1%	18.1%	19.2%
Transportation/Utilities	4.5%	6.2%	5.9%
Wholesale/Retail	20.9%	20.3%	27.5%
Finance, Insurance & Real Estate	4.9%	8.0%	7.3%
Services	39.6%	40.7%	34.0%

	2000		
	Berkshire County	Massachusetts	United States
Agriculture/Mining	1.1%	0.4%	1.9%
Construction	6.6%	5.5%	6.8%
Manufacturing	12.9%	12.8%	14.1%
Wholesale/Retail	14.9%	14.5%	15.3%
Transportation/Utilities	2.8%	4.2%	5.2%
Information	2.8%	3.7%	3.1%
Finance, Insurance & Real Estate	5.2%	8.2%	6.9%
Services	53.5%	50.8%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Berkshire County, Massachusetts and the United States
For Years 2001 through 2004 and through March 2005

Location	2001	2002	2003	2004	Through March 2005
Berkshire County	3.7%	4.6%	5.1%	4.6%	5.3%
Massachusetts	3.7%	5.3%	5.8%	5.1%	5.3%
United States	4.8%	5.8%	6.0%	5.5%	5.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Berkshire County
June 30, 2004

	Berkshire County Deposits ($000)	Legacy Banks' Deposits ($000)	Legacy Banks' Share (%)
Banks	$ 394,686	---	---
Thrifts	2,214,303	$ 439,475	19.8%
	$ 2,608,989	$ 439,475	16.8%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2001 - First Quarter 2005

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005
Prime Rate	5.75%
90-Day Treasury Bills	3.12%
1-Year Treasury Bills	3.37%
30-Year Treasury Notes	6.25%

Source: The Wall Street Journal

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	19.750	22.250	18.500	0.20	-6.84	1.05	258.14	0.28	19.55	77.27	7.65	19.55
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	12.900	16.950	11.000	7.50	-7.86	NA	NA	0.30	NA	NA	NA	NA
SRNN	Southern Banc Co.	AL	OTC BB	15.100	18.000	15.000	-4.13	-8.37	0.58	119.41	0.35	26.96	79.69	12.65	28.18
SCBS	Southern Community Bancshares	AL	Pink Sheet	7.000	10.500	6.750	0.00	-30.00	NA	NA	0.33	NA	NA	NA	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	12.600	18.750	12.600	-14.23	-16.56	-0.51	196.97	0.60	NM	87.99	6.32	40.80
FFBH	First Federal Bancshares of AR	AR	NASDAQ	25.010	28.000	18.500	2.41	1.71	1.59	153.81	0.44	16.67	168.30	16.26	16.67
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	14.250	17.510	13.150	-5.06	-11.93	0.50	157.82	0.32	30.32	129.90	9.03	33.80
BHBC	Beverly Hills Bancorp Inc.	CA	NASDAQ	10.350	11.340	7.060	-1.05	5.40	0.75	64.99	0.50	8.35	131.51	16.16	13.90
BOFI	BofI Holding Inc.	CA	NASDAQ	9.900	12.000	8.800	2.59	NA	0.50	64.21	0.00	22.00	134.69	15.61	21.65
BYFC	Broadway Financial Corp.	CA	NASDAQ	10.950	13.940	10.250	-0.45	-2.67	0.99	195.86	0.20	11.53	120.39	5.62	11.52
CCBI	Commercial Capital Bancorp	CA	NASDAQ	16.900	24.990	14.620	5.96	-23.53	1.43	96.24	0.15	12.43	143.46	17.56	12.47
DSL	Downey Financial Corp.	CA	NYSE	75.190	76.500	50.100	5.95	17.91	5.40	606.50	0.40	13.95	198.65	12.40	12.94
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	25.410	27.970	21.800	4.31	-6.55	1.19	150.76	0.46	21.91	133.67	15.33	22.18
FED	FirstFed Financial Corp.	CA	NYSE	54.400	55.300	39.250	3.13	2.33	4.20	509.63	0.00	13.30	181.45	10.67	13.30
GDW	Golden West Financial	CA	NYSE	60.420	66.940	50.400	-4.00	-1.84	4.34	366.58	0.22	14.12	244.81	16.48	14.20
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	15.100	19.700	14.760	-4.73	-15.50	1.60	204.81	0.91	10.13	144.22	7.37	10.37
NDE	IndyMac Bancorp Inc.	CA	NYSE	42.630	43.280	30.356	6.82	12.69	3.17	287.66	1.32	14.02	200.33	14.82	13.79
MLGF	Malaga Financial Corporation	CA	OTC BB	13.250	14.500	11.000	-5.36	-5.36	0.96	NA	0.16	14.72	NA	NA	14.62
PPBI	Pacific Premier Bancorp	CA	NASDAQ	10.030	15.130	9.630	-8.82	-17.79	1.04	111.67	0.00	12.23	137.77	10.68	13.09
PFB	PFF Bancorp Inc.	CA	NYSE	29.780	31.453	23.167	4.60	4.82	1.86	157.81	0.55	16.45	218.97	18.86	17.57
PROV	Provident Financial Holdings	CA	NASDAQ	28.000	30.960	22.300	-1.06	-3.48	2.74	232.02	0.48	10.98	163.84	12.07	11.13
SNLS	San Luis Trust Bank FSB	CA	OTC BB	21.250	22.250	12.000	6.25	1.92	NA	NA	0.14	NA	NA	NA	NA
WES	Westcorp	CA	NYSE	49.560	50.220	37.250	7.86	4.89	4.34	310.42	0.57	11.55	180.09	15.60	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	20.750	28.000	19.000	2.22	-5.68	NA	NA	NA	NA	NA	NA	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	12.749	13.910	9.950	1.99	1.99	3.60	281.72	0.00	3.60	89.22	4.52	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	13.950	15.760	12.980	2.20	-4.12	0.15	56.86	0.13	NM	112.77	24.52	28.66
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	30.600	32.330	26.000	4.03	4.44	2.06	187.56	0.54	15.22	236.11	16.32	15.22
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.250	20.600	8.530	9.28	1.28	-1.39	109.40	0.00	NM	98.17	9.37	NA
WSFS	WSFS Financial Corp.	DE	NASDAQ	54.610	62.750	46.360	4.02	-7.02	3.72	374.66	0.24	15.51	200.11	14.58	15.81
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.930	20.120	15.900	3.11	-3.81	1.18	106.01	0.14	16.30	225.82	16.92	16.89
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	24.200	32.950	23.560	-2.42	-15.74	1.83	306.15	0.01	14.07	147.11	7.91	14.35
BFCF	BFC Financial Corp.	FL	NASDAQ	8.730	11.344	6.912	-6.93	-18.56	0.54	249.72	0.02	18.98	217.26	3.50	NA
FDT	Federal Trust Corp.	FL	AMEX	11.110	11.300	7.400	9.78	11.10	0.47	79.15	0.10	24.15	220.44	13.83	21.64

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	25.030	28.847	21.727	7.66	-3.92	1.07	143.66	0.29	24.30	242.54	17.42	23.12
FCFL	First Community Bank Corp.	FL	NASDAQ	24.950	30.400	18.095	-4.95	-1.96	0.99	118.42	0.00	27.72	228.97	21.07	27.72
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	35.310	36.950	26.100	-1.20	0.89	1.92	122.06	0.68	18.88	278.47	28.93	19.17
EBDC	ebank Financial Services Inc.	GA	OTC BB	0.910	1.700	0.550	30.00	-9.00	-0.12	17.76	0.00	NM	124.15	5.41	NM
NTBK	NetBank Inc.	GA	NASDAQ	8.390	11.290	7.950	-3.34	-6.47	-0.15	102.84	0.08	NM	96.44	8.16	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	21.630	25.000	19.600	5.98	-2.39	1.45	159.68	0.39	15.34	109.24	13.55	20.62
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	15.500	19.000	14.250	8.77	-7.74	1.28	138.37	0.26	12.20	100.85	11.20	12.20
CASH	Meta Financial Group Inc.	IA	NASDAQ	20.900	26.000	20.080	2.20	-9.56	0.88	318.45	0.52	24.30	116.24	6.56	24.31
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.041	45.990	35.910	0.13	-9.31	3.40	306.30	1.04	11.56	137.18	12.42	11.21
AFBA	Allied First Bancorp Inc.	IL	OTC BB	19.500	21.500	14.100	2.63	-2.50	1.55	285.69	0.00	12.58	98.63	6.83	55.12
BPLS	BankPlus FSB	IL	OTC BB	15.250	19.000	14.250	0.00	-4.69	0.76	226.35	0.00	20.07	103.73	6.76	20.07
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
EFC	EFC Bancorp Inc.	IL	AMEX	27.630	27.740	23.000	10.08	4.78	1.44	211.24	0.63	20.32	153.67	13.08	20.94
FBTC	First BancTrust Corp.	IL	NASDAQ	12.330	13.180	10.850	1.25	0.98	0.56	91.90	0.24	23.26	112.81	13.41	24.39
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	20.400	28.450	19.830	-5.07	-24.41	1.24	242.47	0.45	17.44	106.81	7.78	19.73
GTPS	Great American Bancorp	IL	OTC BB	34.000	34.000	23.000	5.43	13.33	1.97	217.37	0.44	18.68	141.31	15.64	19.02
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	27.500	30.000	23.250	10.00	-1.79	NA	NA	0.68	32.35	NA	NA	NA
MAFB	MAF Bancorp Inc.	IL	NASDAQ	42.750	47.250	38.380	3.60	-2.33	3.06	298.40	0.86	14.25	146.05	14.33	14.05
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	41.000	44.000	37.250	1.23	-4.65	2.44	378.50	0.77	16.80	124.66	10.83	16.80
PFED	Park Bancorp Inc.	IL	NASDAQ	30.800	40.500	29.400	-1.28	-2.22	2.02	228.75	0.69	16.56	107.73	12.68	26.37
PEKS	Progressive Bancorp Inc.	IL	Pink Sheet	37.500	NA	NA	0.00	0.00	NA	NA	1.00	NA	NA	NA	NA
RFBK	Rantoul First Bank SB	IL	Pink Sheet	21.150	22.000	14.000	-0.47	30.15	-0.66	161.04	0.00	NM	183.42	13.13	NM
RYFL	Royal Financial Inc.	IL	OTC BB	11.850	12.750	10.000	-1.25	-7.06	NA	NA	NA	NA	91.52	26.83	NA
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.650	1.500	0.510	0.00	-7.14	NA	NA	NA	NA	NA	NA	NA
VBAS	Vermilion Bancorp Inc.	IL	Pink Sheet	37.000	37.000	24.000	2.78	54.17	NA	NA	3.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	OTC BB	15.000	15.250	14.250	0.00	5.26	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	OTC BB	13.300	17.100	13.080	1.68	-1.48	0.79	164.52	0.24	17.73	97.15	8.09	17.73
ASBI	Ameriana Bancorp	IN	NASDAQ	14.500	17.250	12.300	4.24	-4.92	0.54	136.81	0.64	26.85	117.79	10.59	26.85
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.080	6.160	4.510	3.67	0.00	-0.10	60.95	0.00	NM	110.64	8.33	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.200	14.990	12.440	-2.44	-7.04	-0.65	104.96	0.45	NM	111.77	12.58	NM
CSFC	City Savings Financial Corp.	IN	OTC BB	21.000	27.000	17.700	17.98	-9.68	0.80	275.18	0.28	27.63	97.91	7.63	26.73
DSFN	DSA Financial Corp.	IN	OTC BB	11.150	11.500	9.300	8.78	1.36	NA	NA	NA	NA	107.80	21.04	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFWC	FFW Corp.	IN	Pink Sheet	19.000	25.750	18.000	4.11	-9.78	0.46	201.16	0.67	42.22	104.80	9.44	14.62
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	21.000	29.880	15.000	0.00	40.00	0.54	218.79	0.00	38.89	118.38	9.60	41.62
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.500	21.029	18.900	2.76	-1.68	0.40	176.41	0.59	52.56	112.67	11.62	52.56
FCAP	First Capital Inc.	IN	NASDAQ	19.510	23.250	18.400	5.40	1.19	1.27	168.04	0.60	15.48	124.85	11.61	15.53
HFSK	HFS Bank FSB	IN	Pink Sheet	12.500	14.000	11.250	2.04	0.00	0.83	126.37	0.41	15.06	114.89	9.89	15.06
HBBI	Home Building Bancorp	IN	OTC BB	23.350	28.000	22.750	2.64	-6.60	0.92	228.94	0.44	25.38	89.53	10.20	18.04
HWEN	Home Financial Bancorp	IN	Pink Sheet	6.750	7.450	4.100	2.27	12.50	0.33	51.65	0.12	21.77	127.60	13.06	20.82
LNCB	Lincoln Bancorp	IN	NASDAQ	16.689	19.750	16.000	-1.83	-10.99	0.85	151.75	0.54	20.60	88.35	11.00	18.18
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.500	20.200	16.500	-5.15	-12.50	NA	NA	0.56	NA	NA	NA	NA
LSBI	LSB Financial Corp.	IN	NASDAQ	26.200	30.480	20.952	0.77	2.34	2.34	249.12	0.59	11.59	123.29	10.53	11.62
MFBC	MFB Corp.	IN	NASDAQ	27.320	34.000	26.000	3.09	-5.79	1.13	384.29	0.49	25.06	99.67	7.11	15.23
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	22.160	24.910	20.940	-4.69	-9.11	1.13	180.08	0.49	20.15	117.91	12.31	20.13
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	19.800	23.200	18.800	-2.80	-4.62	0.69	164.13	0.58	30.00	107.96	12.07	19.65
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	35.050	40.000	32.300	-1.41	1.59	2.33	204.83	1.26	15.37	220.03	17.12	15.65
PCBH	PCB Holding Co.	IN	Pink Sheet	17.500	17.600	12.350	40.00	40.00	0.17	106.15	0.24	NM	113.13	16.49	102.94
PFDC	Peoples Bancorp	IN	NASDAQ	20.000	24.980	18.500	-1.96	-4.76	1.33	146.46	0.71	15.15	103.57	13.66	14.19
PBNC	PFS Bancorp Inc.	IN	NASDAQ	22.520	24.260	14.770	-0.13	25.67	0.65	90.72	5.23	35.19	162.01	24.82	36.73
RIVR	River Valley Bancorp	IN	NASDAQ	20.560	24.300	19.000	5.98	0.88	1.42	190.46	0.74	15.01	144.79	10.79	15.09
TDCB	Third Century Bancorp	IN	OTC BB	13.250	14.000	10.900	3.92	-1.85	NA	74.72	0.12	NA	95.87	17.73	NA
UCBC	Union Community Bancorp	IN	NASDAQ	16.298	19.140	15.600	3.15	-9.00	0.90	134.77	0.60	18.52	93.88	12.09	17.70
FFSL	First Independence Corp.	KS	OTC BB	20.500	22.000	18.250	2.35	2.55	NA	NA	0.60	14.54	NA	NA	14.72
CKFB	CKF Bancorp Inc.	KY	OTC BB	15.750	20.000	14.100	6.78	-3.08	1.34	106.71	0.60	11.93	133.14	14.17	11.93
CFBC	Community First Bancorp Inc.	KY	OTC BB	11.500	14.750	10.750	6.98	-13.86	-3.20	233.80	0.00	NM	105.37	4.92	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.750	22.000	15.750	-3.02	-5.58	1.11	159.96	0.48	14.32	117.80	9.84	14.63
FPBF	FPB Financial Corp.	LA	Pink Sheet	24.000	28.000	22.100	-4.00	-1.03	1.47	342.71	0.55	16.44	92.27	7.00	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.500	19.550	16.000	-5.88	-8.33	0.76	108.56	0.35	21.71	79.37	15.20	21.71
GSLA	GS Financial Corp.	LA	NASDAQ	18.000	19.929	17.700	1.12	-1.32	-0.01	148.67	0.40	NM	81.23	12.11	27.96
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	13.000	13.000	11.000	0.00	8.33	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Co	LA	AMEX	36.300	41.750	35.750	0.55	0.83	2.60	310.82	0.86	14.76	136.26	11.78	15.50
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	10.390	10.700	9.910	1.37	NA	NA	NA	NA	NA	NA	NA	NA
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	32.000	39.200	30.970	-1.54	-8.83	2.34	221.80	0.48	15.09	145.39	14.43	16.05
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.420	16.450	13.870	1.28	0.65	0.32	35.44	0.74	48.19	155.29	43.52	50.70
CEBK	Central Bancorp Inc.	MA	NASDAQ	25.739	35.000	25.450	-7.91	-9.69	1.66	328.07	0.48	15.60	106.93	7.85	17.71

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HIFS	Hingham Instit. for Savings	MA	NASDAQ	41.450	44.999	38.600	-3.20	-3.60	NA	NA	NA	NA	192.08	15.41	NA
LSBX	LSB Corp.	MA	NASDAQ	16.330	21.890	15.900	-3.68	-9.03	1.10	127.83	0.53	15.26	123.43	12.77	22.16
MASB	MASSBANK Corp.	MA	NASDAQ	35.460	39.000	32.050	-0.53	-6.39	1.62	220.42	1.01	22.30	145.15	16.09	24.68
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	13.800	20.199	13.700	-5.96	-18.81	0.91	114.24	0.40	15.51	155.41	12.08	15.96
ABKD	American Bank Holdings Inc.	MD	OTC BB	9.600	10.250	7.750	-1.54	6.67	1.32	132.47	0.00	7.50	107.55	7.25	7.60
BUCS	BUCS Financial Corp	MD	OTC BB	12.250	13.250	11.250	5.38	5.38	0.57	155.86	0.00	16.12	91.94	7.86	22.20
PCGO	Prince George's FSB	MD	Pink Sheet	30.120	30.250	30.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.758	24.390	13.025	6.23	-3.15	1.58	89.41	0.22	12.51	261.68	22.10	12.51
WSB	Washington Savings Bank FSB	MD	AMEX	8.600	16.450	7.900	-25.93	-40.48	1.34	75.50	0.26	8.35	120.62	11.39	7.23
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	20.560	26.400	19.500	-3.88	-12.70	1.05	177.73	0.36	19.58	106.20	11.92	19.63
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	8.850	15.019	8.300	0.45	-28.90	0.18	86.29	0.19	49.17	125.74	10.26	55.21
FBC	Flagstar Bancorp Inc.	MI	NYSE	19.780	23.170	18.000	6.75	-4.90	2.07	230.20	1.00	9.99	164.97	8.59	9.99
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	12.460	14.590	11.110	-4.15	-3.19	-0.93	104.10	0.20	NM	85.28	11.97	NA
STBI	Sturgis Bancorp	MI	Pink Sheet	11.500	15.000	11.000	0.00	-8.00	0.69	124.60	0.36	16.67	113.19	9.23	16.67
HMNF	HMN Financial Inc.	MN	NASDAQ	30.399	33.500	25.100	1.33	-1.72	2.60	224.92	0.86	12.21	158.58	13.51	11.80
MCFC	Mid-Central Financial Corp.	MN	OTC BB	0.001	0.001	0.001	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
REDW	Redwood Financial Inc.	MN	Pink Sheet	21.000	22.000	18.750	0.00	0.00	NA	147.00	0.00	NA	117.12	14.29	NA
WEFP	Wells Financial Corp.	MN	Pink Sheet	31.000	34.310	23.000	-3.12	12.73	1.87	221.32	0.88	16.94	126.10	14.01	21.46
CCFC	CCSB Financial Corp.	MO	OTC BB	14.600	17.000	13.100	-1.02	-1.02	0.06	97.12	0.00	NM	97.33	15.03	243.33
FBSI	First Bancshares Inc.	MO	NASDAQ	19.450	22.750	18.250	1.57	-8.86	1.53	161.75	0.16	12.88	110.20	12.02	12.90
LXMO	Lexington B&L Financial Corp.	MO	OTC BB	23.000	23.000	20.250	2.22	6.73	1.48	215.79	0.55	15.75	103.09	10.66	15.76
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	20.000	20.000	12.050	49.81	65.98	0.85	411.00	0.00	NA	73.40	4.87	23.53
NASB	NASB Financial Inc.	MO	NASDAQ	39.200	47.880	34.270	-1.98	-2.10	3.00	173.45	1.63	13.15	235.86	22.60	13.15
PULB	Pulaski Financial Corp.	MO	NASDAQ	24.280	24.690	16.000	21.40	16.73	1.26	126.74	0.36	20.40	301.98	19.16	20.40
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.280	14.350	12.120	-7.11	-9.10	0.40	70.52	0.26	30.70	128.05	17.42	27.46
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	40.000	40.000	31.500	22.14	23.46	1.65	208.44	1.75	24.24	126.02	19.19	24.54
KSBI	KS Bancorp Inc.	NC	OTC BB	19.750	25.000	17.250	1.28	-15.05	0.96	167.54	0.38	20.57	168.34	11.79	20.61
MTUC	Mutual Community Savings Bank	NC	OTC BB	13.500	13.650	11.500	3.85	-1.10	0.72	241.13	0.33	19.29	65.71	5.60	19.51
SSFC	South Street Financial Corp.	NC	NASDAQ	9.600	10.800	9.050	1.58	-4.76	0.42	72.30	0.40	22.86	113.99	13.28	22.86
AFSF	AFS Financial Corp.	ND	OTC BB	60.000	NA	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
CFB	Commercial Federal Corp.	NE	NYSE	25.000	30.380	24.170	-0.40	-11.44	0.11	266.16	0.54	NM	127.49	9.39	17.28
TONE	TierOne Corp.	NE	NASDAQ	24.440	25.950	19.770	0.66	-0.81	1.53	167.56	0.20	16.29	158.03	14.59	16.49
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	14.750	20.250	13.000	3.87	-16.43	1.13	142.78	0.46	13.41	141.15	10.33	13.15

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SWGH	Siwooganock Holding Company	NH	Pink Sheet	69.000	69.000	59.000	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	19.200	21.000	16.150	-2.78	-0.26	1.05	154.09	0.10	19.59	138.90	12.46	19.82
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.460	23.000	13.030	2.56	-7.70	1.29	191.51	0.12	14.42	169.17	9.64	15.10
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	10.960	12.789	10.059	5.84	-5.97	0.43	35.36	0.23	25.49	436.65	29.76	26.31
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	21.700	25.990	20.200	-0.73	-8.79	1.53	147.29	0.80	14.76	206.86	14.74	14.86
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	22.350	25.000	19.450	1.59	-2.40	1.61	128.59	0.85	13.97	198.67	17.38	13.97
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	15.090	17.690	13.020	10.07	-4.73	1.06	147.89	0.20	14.65	164.02	10.21	14.46
PFS	Provident Financial Services	NJ	NYSE	17.620	19.700	15.850	1.50	-2.00	0.82	87.61	0.25	21.75	114.94	20.12	21.96
RBLG	Roebling Financial Corp.	NJ	OTC BB	9.700	10.300	8.451	5.21	-1.52	0.39	61.68	0.00	26.22	105.43	15.72	26.22
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	11.980	13.690	9.450	-1.72	-6.04	0.38	72.36	0.16	32.38	144.31	16.56	32.56
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	14.100	15.010	12.700	-2.08	-1.05	0.90	231.13	0.00	17.20	112.11	6.10	17.35
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	20.000	20.000	19.999	NA	NA	NA	NA	NA	NA	182.28	17.93	NA
AF	Astoria Financial Corp.	NY	NYSE	27.420	28.210	22.213	1.71	6.07	2.13	212.40	0.70	13.06	206.17	12.12	12.53
ALFC	Atlantic Liberty Financial	NY	NASDAQ	24.100	25.219	17.500	8.61	3.17	1.28	109.30	0.27	18.98	145.76	22.05	25.77
CNY	Carver Bancorp Inc.	NY	AMEX	17.200	20.850	17.050	-3.10	-8.51	1.06	250.42	0.26	16.70	93.93	6.87	12.57
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	15.150	19.000	13.850	0.46	-3.50	1.27	90.62	0.56	12.22	199.34	16.72	12.08
ESBK	Elmira Savings Bank	NY	NASDAQ	30.990	37.200	25.980	8.74	-2.79	2.37	289.57	0.74	13.24	157.39	10.69	13.60
FNFG	First Niagara Finl Group	NY	NASDAQ	13.200	14.850	11.490	3.94	-4.56	0.69	67.75	0.32	19.13	106.71	18.77	18.57
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.480	21.490	15.550	0.61	-9.45	1.34	111.20	0.37	12.68	196.89	14.82	12.30
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	36.530	43.380	34.550	-0.71	-10.68	2.95	211.63	0.98	12.82	134.75	17.26	12.52
NYB	New York Community Bancorp	NY	NYSE	17.450	22.890	17.040	-0.63	-9.26	1.21	92.71	1.00	14.42	142.33	18.50	10.94
PRTR	Partners Trust Financial	NY	NASDAQ	10.160	11.890	9.310	-3.42	-6.53	0.37	73.99	0.25	28.22	94.42	13.73	21.42
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.760	13.800	9.770	6.43	-8.84	0.44	55.34	0.16	26.73	130.96	21.26	27.38
ROME	Rome Bancorp Inc.	NY	NASDAQ	9.680	15.094	9.270	-1.73	-9.51	0.28	32.50	0.26	34.57	101.04	29.69	35.97
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	15.990	16.250	12.510	3.09	2.50	0.47	81.36	0.24	34.76	155.70	19.66	34.59
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.550	14.190	10.730	10.38	4.85	0.77	38.07	0.60	16.51	418.14	32.97	19.41
ASBP	ASB Financial Corp.	OH	NASDAQ	22.340	26.750	19.780	1.09	-2.32	1.25	102.85	0.60	18.31	203.83	21.72	18.48
GCFC	Central Federal Corp.	OH	NASDAQ	10.000	18.000	9.750	-4.76	-16.32	-0.81	68.67	0.36	NM	114.75	14.56	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	13.980	16.000	12.870	8.62	4.33	0.85	116.29	0.36	17.05	113.46	12.02	17.32
FFDF	FFD Financial Corp.	OH	NASDAQ	17.120	18.390	13.050	14.13	7.00	0.68	117.58	0.43	25.55	119.39	14.56	25.55
FDEF	First Defiance Financial	OH	NASDAQ	27.730	29.990	22.010	0.87	-2.57	1.79	182.89	0.84	16.22	131.36	14.95	15.52
FFHS	First Franklin Corp.	OH	NASDAQ	16.000	24.250	15.330	-9.35	-14.89	0.34	164.52	0.32	50.00	111.11	9.73	56.27
FNFI	First Niles Financial Inc.	OH	NASDAQ	17.269	20.700	14.500	8.21	8.95	0.78	70.96	0.62	22.72	150.30	24.35	27.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FPFC	First Place Financial Corp.	OH	NASDAQ	19.930	23.270	16.650	5.67	-2.64	1.01	165.36	0.56	19.93	129.33	12.05	15.58
HCFC	Home City Financial Corp.	OH	NASDAQ	16.000	17.650	14.550	1.59	0.01	0.89	184.25	0.44	18.60	103.76	8.68	18.71
HLFC	Home Loan Financial Corp.	OH	NASDAQ	19.600	21.870	14.500	22.50	-4.85	0.96	94.94	0.89	20.85	145.29	20.65	21.91
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	16.750	19.091	15.091	1.52	-1.47	-0.07	222.97	0.30	NM	85.68	7.04	NA
NLVS	Northern Savings & Loan Co	OH	OTC BB	17.500	20.238	16.700	1.33	-4.89	1.24	130.06	0.43	14.11	98.81	13.46	14.11
OCFL	OC Financial Inc	OH	OTC BB	12.000	12.000	10.450	9.09	NA	NA	NA	NA	NA	89.70	10.69	NA
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	######	#######	#######	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	20.420	24.500	18.500	-3.04	-13.29	0.77	233.34	0.60	26.87	106.04	8.75	32.58
POHF	Peoples Ohio Financial	OH	OTC BB	4	4.45	3.85	-4.39	-3.21	0.22	26.14	0.07	17.82	114.56	15.00	18.27
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	14.750	17.950	13.100	1.30	3.15	0.73	95.01	0.66	20.21	119.72	15.52	20.21
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	28.000	32.000	25.000	3.32	-1.75	2.09	145.39	1.70	13.40	132.33	19.26	13.40
PVFC	PVF Capital Corp.	OH	NASDAQ	13.510	17.210	12.180	2.91	0.63	0.78	115.55	0.36	17.78	145.02	11.69	17.78
UCFC	United Community Finl Corp.	OH	NASDAQ	10.870	13.630	10.000	2.07	-2.51	0.60	75.29	0.31	18.42	133.87	14.44	18.15
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.250	18.000	13.910	7.62	1.25	0.58	107.07	0.48	NM	144.35	15.18	28.53
ESBF	ESB Financial Corp.	PA	NASDAQ	13.350	15.650	10.630	2.46	-2.41	0.98	131.58	0.40	13.91	139.50	10.14	13.91
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	21.250	26.000	17.955	1.45	-0.53	1.41	220.55	0.43	15.74	151.49	9.63	15.95
FKFS	First Keystone Financial	PA	NASDAQ	17.820	27.000	16.370	6.58	-23.81	1.10	287.71	0.44	16.97	121.14	6.13	16.84
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	35.000	42.000	33.000	0.00	-7.28	6.46	982.58	NA	5.42	64.93	3.56	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	18.590	26.000	15.450	5.57	-8.33	1.28	193.62	0.52	14.75	156.88	9.64	14.96
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	14.800	17.650	13.240	8.19	-7.73	0.64	78.87	0.20	23.49	112.46	17.14	24.38
LARL	Laurel Capital Group Inc.	PA	NASDAQ	22.300	26.200	19.390	1.13	-1.76	0.98	158.63	0.80	23.23	158.49	14.06	23.23
NTNY	Nittany Financial Corp.	PA	OTC BB	29.000	30.000	22.500	13.73	7.41	1.63	145.40	0.00	19.08	264.85	19.95	19.21
PVSA	Parkvale Financial Corp.	PA	NASDAQ	28.100	33.200	25.210	0.32	-4.68	1.91	336.58	0.80	14.95	142.42	8.35	15.35
RSVI	RSV Bancorp Inc.	PA	OTC BB	17.250	20.000	15.800	1.47	-6.50	0.91	131.83	0.30	20.06	99.11	13.08	24.29
SEFL	SE Financial Corp.	PA	OTC BB	12.890	12.950	9.300	11.12	15.61	0.41	48.41	0.06	31.44	97.06	24.64	NA
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.190	23.800	20.050	3.21	-3.98	1.48	156.04	0.13	15.74	145.80	14.12	15.23
THRD	TF Financial Corp.	PA	NASDAQ	27.750	33.000	26.250	-0.82	-11.48	2.38	217.09	0.69	12.22	125.51	11.93	12.22
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	15.080	19.550	14.500	-2.90	-10.93	0.72	101.88	0.44	21.86	135.25	14.30	19.69
WVFC	WVS Financial Corp.	PA	NASDAQ	16.600	18.500	16.000	-2.92	-3.77	1.10	177.09	0.64	15.23	138.56	9.38	16.67
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.840	18.440	10.744	1.78	0.41	0.90	82.13	0.18	17.26	292.70	18.08	16.96
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	8.400	8.500	6.010	2.44	11.26	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	28.170	34.140	24.750	0.41	-0.46	2.09	200.22	0.90	13.81	203.54	14.07	16.03
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.120	20.000	13.900	1.69	-4.97	0.70	106.81	0.63	21.60	104.39	14.16	22.20

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SFDL	Security Federal Corp.	SC	OTC BB	21.250	24.000	19.750	0.95	6.25	1.62	224.10	0.10	15.29	153.21	9.43	17.79
HFFC	HF Financial Corp.	SD	NASDAQ	23.866	27.000	14.050	4.91	13.00	1.72	243.03	0.44	14.12	155.68	9.83	14.14
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.200	13.500	11.950	1.62	-0.54	0.49	38.92	0.24	26.94	117.56	33.91	26.74
SCYT	Security Bancorp Inc.	TN	OTC BB	32.000	50.000	27.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	20.800	24.140	20.800	-13.84	-4.37	1.35	104.39	0.20	15.88	86.16	19.93	15.88
UTBI	United Tennessee Bankshares	TN	NASDAQ	21.750	22.000	16.500	4.97	12.99	1.66	99.69	0.40	13.10	138.95	21.82	13.21
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	26.750	24.050	0.00	0.00	NA	362.85	0.00	NA	97.19	7.30	NA
ETFS	East Texas Financial Services	TX	OTC BB	16.500	35.000	13.700	0.00	-8.33	NA	NA	0.20	NA	NA	NA	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	17.340	19.030	14.330	1.34	-2.36	1.21	177.78	0.00	14.69	132.06	9.75	14.74
CFFC	Community Financial Corp.	VA	NASDAQ	22.240	24.550	18.200	5.55	-5.44	1.83	191.48	0.42	12.64	147.97	11.61	13.09
GAFC	Greater Atlantic Financial	VA	NASDAQ	5.200	7.130	5.050	-16.13	-16.40	-0.37	126.82	0.00	NM	88.74	4.10	NM
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.000	26.800	22.900	0.60	-2.84	1.81	192.51	0.34	14.45	217.77	12.99	14.45
FBNW	FirstBank NW Corp.	WA	NASDAQ	26.300	29.440	25.000	3.34	-7.33	2.17	267.17	0.68	12.58	109.06	9.84	12.58
HRZB	Horizon Financial Corp.	WA	NASDAQ	20.320	22.560	17.030	9.48	-5.58	1.28	99.38	0.53	16.13	190.62	20.45	16.52
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.820	18.350	14.500	1.94	-3.89	0.51	107.97	0.22	33.64	123.40	14.29	31.04
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	21.600	22.500	19.260	1.65	1.69	1.36	118.18	0.62	16.24	150.52	18.28	15.69
STSA	Sterling Financial Corp.	WA	NASDAQ	35.610	41.250	30.410	3.19	-6.12	2.65	304.34	0.00	13.75	174.22	11.70	13.92
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	23.200	25.000	21.600	-0.34	-0.85	1.63	142.29	0.59	14.97	121.66	16.31	14.95
WFSL	Washington Federal Inc.	WA	NASDAQ	22.860	25.246	20.464	0.35	-4.19	1.66	87.52	0.76	13.94	172.40	26.12	13.66
WM	Washington Mutual Inc.	WA	NYSE	40.250	42.970	36.800	-3.94	-5.41	3.16	364.41	1.78	13.07	161.13	10.97	12.79
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	28.420	29.750	24.520	4.79	2.64	2.21	181.71	0.49	13.16	200.85	15.64	13.42
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.800	12.590	9.650	-1.55	-11.69	0.41	52.59	0.20	27.00	124.28	20.54	29.44
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	19.000	21.000	18.000	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	15.750	18.500	15.000	-1.56	-5.41	NA	NA	0.36	NA	NA	NA	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			53.165	57.132	48.701	2.05	-2.24	1.22	173.54	0.45	18.96	141.33	13.78	21.49
MEDIAN			19.000	22.000	15.950	1.33	-2.73	1.07	154.09	0.39	16.48	127.83	13.03	17.35
HIGH			7,200	7,300	6,775	49.81	65.98	6.46	982.58	5.23	52.56	436.65	43.52	243.33
LOW			0.001	0.001	0.001	-25.93	-40.48	-3.20	17.76	0.00	3.60	64.93	3.50	7.23
AVERAGE FOR STATE														
MA			23.824	28.430	22.556	-2.52	-7.96	1.33	174.63	0.61	21.99	146.24	17.45	24.54
AVERAGE BY REGION														
MIDWEST			96.639	103.444	91.919	3.18	0.06	0.99	172.01	0.56	20.62	125.30	12.88	25.31
NEW ENGLAND			26.574	30.398	24.286	-0.84	-6.53	1.25	159.44	0.53	20.07	151.37	17.33	22.70
MID ATLANTIC			19.175	22.731	16.732	2.27	-4.53	1.27	160.19	0.36	18.17	156.73	15.01	18.35
SOUTHEAST			17.516	20.807	14.977	0.92	-4.01	0.90	141.05	0.32	20.54	154.90	14.14	21.71
SOUTHWEST			19.645	23.327	18.023	-0.43	-1.54	1.50	245.53	0.26	14.73	111.33	10.19	19.45
WEST			27.429	30.050	22.378	1.37	-2.83	2.07	220.88	0.45	15.04	159.66	14.08	15.33
AVERAGE BY EXCHANGE														
NYSE			34.238	36.713	27.568	2.52	0.13	2.37	254.07	0.58	14.44	175.05	14.94	15.58
AMEX			20.777	25.149	19.239	-3.48	-8.24	1.25	192.27	0.46	16.56	136.90	11.10	19.25
NASDAQ			19.645	23.227	17.188	1.48	-4.58	1.15	154.75	0.48	19.43	149.00	14.43	20.12
OTC			18.427	20.269	15.098	3.22	-1.72	0.90	166.84	0.28	18.35	113.76	12.54	27.39
Pink Sheets			246.743	274.941	251.240	3.66	6.18	1.23	251.34	0.47	22.35	110.57	11.40	29.71

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	162,051	16,045	16,005	0.38	0.38	4.04	4.04	07/01/99	OTC BB	627,754	12.40
SIYF	Security Federal Bancorp Inc.	AL	77,363	10,324	10,324	0.17	0.17	1.31	1.31	04/03/95	Pink Sheet	NA	8.76
SRNN	Southern Banc Co.	AL	106,274	16,865	16,865	0.45	0.43	2.77	2.65	10/05/95	OTC BB	889,998	13.44
SCBS	Southern Community Bancshares	AL	67,506	7,937	7,937	0.85	0.85	7.44	7.44	12/23/96	Pink Sheet	NA	5.00
SZB	SouthFirst Bancshares Inc.	AL	141,587	10,162	9,618	-0.26	0.17	-3.56	2.26	02/14/95	AMEX	718,808	8.94
FFBH	First Federal Bancshares of AR	AR	782,033	75,568	75,568	1.09	1.09	10.64	10.64	05/03/96	NASDAQ	5,084,408	127.16
PFSL	Pocahontas Bancorp Inc.	AR	732,546	50,918	36,260	0.30	0.27	4.28	3.84	04/01/98	NASDAQ	4,641,717	66.14
BHBC	Beverly Hills Bancorp Inc.	CA	1,374,677	168,869	165,751	2.07	1.24	17.76	10.66	12/19/96	NASDAQ	21,151,520	218.92
BOFI	Bofl Holding Inc.	CA	532,941	67,615	67,615	0.63	0.64	8.38	8.49	03/15/05	NASDAQ	8,299,823	82.17
BYFC	Broadway Financial Corp.	CA	297,769	15,380	15,380	0.59	0.59	10.79	10.79	01/09/96	NASDAQ	1,520,347	16.65
CCBI	Commercial Capital Bancorp	CA	5,333,345	652,778	269,313	1.62	1.62	13.71	13.71	12/18/02	NASDAQ	55,416,348	936.14
DSL	Downey Financial Corp.	CA	16,893,337	1,054,336	1,051,186	1.00	1.08	15.44	16.65	01/01/71	NYSE	27,853,783	2094.33
FPTB	First PacTrust Bancorp Inc.	CA	700,288	80,331	80,331	0.75	0.74	6.36	6.28	08/23/02	NASDAQ	4,644,900	115.45
FED	FirstFed Financial Corp.	CA	8,420,703	495,333	490,499	1.06	1.06	15.01	15.01	12/16/83	NYSE	16,523,201	899.32
GDW	Golden West Financial	CA	112,587,849	7,579,498	7,579,498	1.33	1.32	19.23	19.12	05/29/59	NYSE	307,126,766	18563.98
HWFG	Harrington West Finl Grp Inc	CA	1,093,246	55,895	51,039	0.79	0.77	16.44	16.06	11/07/02	NASDAQ	5,337,828	80.99
NDE	IndyMac Bancorp Inc.	CA	17,966,327	1,328,961	1,247,680	1.09	1.10	16.11	16.38	11/10/86	NYSE	62,457,622	2663.34
MLGF	Malaga Financial Corporation	CA	506,487	39,068	39,068	1.09	1.09	14.00	14.00	NA	OTC BB	NA	73.10
PPBI	Pacific Premier Bancorp	CA	587,219	45,508	45,508	1.15	1.08	12.71	11.89	06/25/97	NASDAQ	5,258,738	52.75
PFB	PFF Bancorp Inc.	CA	3,911,061	336,926	335,659	1.20	1.12	13.81	12.93	03/29/96	NYSE	24,782,623	738.03
PROV	Provident Financial Holdings	CA	1,622,682	119,528	119,418	1.27	1.26	15.98	15.76	06/28/96	NASDAQ	6,993,590	195.26
SNLS	San Luis Trust Bank FSB	CA	165,678	17,082	17,082	2.33	2.33	24.94	24.94	NA	OTC BB	NA	58.50
WES	Westcorp	CA	16,156,288	1,399,656	1,399,149	1.47	NA	17.46	NA	05/01/86	NYSE	52,047,110	2579.79
HCBC	High Country Bancorp Inc.	CO	198,836	16,887	16,887	0.67	0.59	7.75	6.85	12/10/97	Pink Sheet	NA	17.99
MTXC	Matrix Bancorp Inc.	CO	1,865,243	94,597	94,597	1.28	NA	28.57	NA	10/18/96	NASDAQ	6,620,850	84.41
NAL	NewAlliance Bancshares Inc.	CT	6,490,973	1,411,584	940,348	0.25	0.80	1.12	3.59	04/02/04	NYSE	114,158,736	1592.51
NMIL	NewMil Bancorp Inc.	CT	789,800	54,582	46,379	1.18	1.18	15.82	15.82	02/01/86	NASDAQ	4,210,924	128.85
IFSB	Independence Federal Svgs Bank	DC	169,840	16,210	16,210	-1.16	NA	-12.50	NA	06/06/85	NASDAQ	1,552,448	15.91
WSFS	WSFS Financial Corp.	DE	2,622,077	191,017	189,496	1.09	1.07	13.85	13.60	11/26/86	NASDAQ	6,998,497	382.27
BBX	BankAtlantic Bancorp Inc.	FL	6,418,351	480,981	394,710	1.23	1.18	15.28	14.62	11/29/83	NYSE	60,542,092	998.62
BKUNA	BankUnited Financial Corp.	FL	9,260,660	503,782	475,429	0.64	0.64	11.40	11.26	12/11/85	NASDAQ	30,249,095	721.60
BFCF	BFC Financial Corp.	FL	7,029,049	128,088	40,510	0.23	NA	12.06	NA	NA	NASDAQ	28,147,245	247.80
FDT	Federal Trust Corp.	FL	639,000	40,089	40,089	0.63	0.72	10.03	11.62	12/12/97	AMEX	8,073,563	89.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,509,292	251,982	249,059	0.70	0.74	11.21	11.78	05/15/01	NASDAQ	24,427,375	624.57
FCFL	First Community Bank Corp.	FL	263,038	24,203	23,775	0.96	0.96	9.59	9.59	06/27/03	NASDAQ	2,221,138	55.42
HARB	Harbor Florida Bancshares Inc.	FL	2,913,280	302,655	298,708	1.62	1.60	15.28	15.05	03/19/98	NASDAQ	23,866,837	843.46
EBDC	ebank Financial Services Inc.	GA	113,147	10,593	10,593	-0.03	-0.06	-0.34	-0.68	07/06/98	OTC BB	6,371,458	5.80
NTBK	NetBank Inc.	GA	4,755,015	402,260	321,743	-0.15	-0.20	-1.70	-2.30	07/29/97	NASDAQ	46,236,854	387.93
FFSX	First Federal Bankshares Inc.	IA	578,637	71,755	53,158	0.88	0.65	7.25	5.37	04/14/99	NASDAQ	3,623,703	78.38
HZFS	Horizon Financial Svcs Corp.	IA	107,992	11,992	11,992	0.97	0.97	8.49	8.49	06/30/94	OTC BB	780,431	12.10
CASH	Meta Financial Group Inc.	IA	795,761	44,937	41,534	0.28	0.28	4.68	4.68	09/20/93	NASDAQ	2,498,860	52.33
FFFD	North Central Bancshares Inc.	IA	471,214	42,667	37,696	1.16	1.19	12.61	13.01	03/21/96	NASDAQ	1,538,430	58.52
AFBA	Allied First Bancorp Inc.	IL	146,076	10,109	9,530	0.62	0.14	8.13	1.80	12/31/01	OTC BB	511,318	9.97
BPLS	BankPlus FSB	IL	314,732	21,442	21,442	0.36	0.36	5.40	5.40	07/10/91	OTC BB	1,390,479	21.20
ESDF	East Side Financial Inc.	IL	124,531	12,128	12,128	NA	NA	NA	NA	11/01/91	Pink Sheet	NA	9.54
EFC	EFC Bancorp Inc.	IL	1,011,546	86,112	86,112	0.63	0.61	7.53	7.29	04/07/98	AMEX	4,788,513	132.33
FBTC	First BancTrust Corp.	IL	229,484	27,285	27,285	0.58	0.55	4.86	4.64	04/19/01	NASDAQ	2,497,050	30.79
FFBI	First Federal Bancshares Inc.	IL	319,819	23,303	21,725	0.48	0.43	5.89	5.24	09/28/00	NASDAQ	1,318,999	25.38
GTPS	Great American Bancorp	IL	159,771	17,682	17,197	0.92	0.90	8.42	8.27	06/30/95	OTC BB	735,003	24.99
HMKF	Hemlock Federal Financial Corp	IL	310,834	21,518	20,273	0.49	0.41	7.07	5.91	04/02/97	Pink Sheet	NA	26.79
MAFB	MAF Bancorp Inc.	IL	9,715,529	953,070	635,575	1.07	1.08	10.75	10.90	01/12/90	NASDAQ	32,558,252	1380.29
MCPH	Midland Capital Holdings Corp.	IL	141,028	12,255	12,255	0.61	0.61	7.61	7.61	06/30/93	OTC BB	372,600	15.28
PFED	Park Bancorp Inc.	IL	261,045	30,734	30,734	0.80	0.51	7.07	4.45	08/12/96	NASDAQ	1,141,195	34.69
PEKS	Progressive Bancorp Inc.	IL	113,486	10,048	10,048	0.53	0.52	6.20	6.12	10/06/92	Pink Sheet	NA	5.20
RFBK	Rantoul First Bank SB	IL	30,752	2,202	2,202	-0.38	-0.30	-5.27	-4.25	04/02/03	Pink Sheet	190,961	4.04
RYFL	Royal Financial Inc.	IL	116,808	34,248	34,248	NA	NA	NA	NA	01/21/05	OTC BB	2,645,000	31.34
UMBR	Umbrella Bancorp Inc.	IL	77,624	5,660	5,631	-6.57	-6.14	-72.98	-68.17	NA	Pink Sheet	NA	1.18
VBAS	Vermilion Bancorp Inc.	IL	50,253	4,879	4,879	0.55	0.55	5.92	5.92	03/26/97	Pink Sheet	NA	8.28
WFBS	Washington Fed Bank for Svgs	IL	62,872	5,355	5,355	NA	NA	NA	NA	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	59,302	3,175	3,175	NA	NA	NA	NA	03/01/95	OTC BB	NA	3.08
AMFC	AMB Financial Corp.	IN	160,263	13,339	13,339	0.49	0.49	5.74	5.74	04/01/96	OTC BB	974,143	12.96
ASBI	Ameriana Bancorp	IN	431,655	38,824	38,260	0.40	0.40	4.39	4.39	03/02/87	NASDAQ	3,155,204	45.75
BRBI	Blue River Bancshares Inc.	IN	207,610	15,639	12,118	-0.15	0.01	-1.91	0.18	06/24/98	NASDAQ	3,406,150	17.82
CITZ	CFS Bancorp Inc.	IN	1,298,397	146,092	144,679	-0.53	-0.45	-4.89	-4.17	07/24/98	NASDAQ	12,370,572	163.45
CSFC	City Savings Financial Corp.	IN	152,849	11,914	11,914	0.27	0.28	3.32	3.43	12/28/01	OTC BB	555,450	11.66
DSFN	DSA Financial Corp.	IN	87,149	17,007	17,007	NA	NA	NA	NA	07/30/04	OTC BB	1,644,242	18.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFWC	FFW Corp.	IN	258,343	23,278	22,303	0.24	0.68	2.56	7.22	04/05/93	Pink Sheet	1,284,243	24.09
FDLB	Fidelity Federal Bancorp	IN	200,558	16,261	16,261	0.24	0.23	3.09	2.89	08/31/87	Pink Sheet	916,656	16.22
FBEI	First Bancorp of Indiana Inc.	IN	283,074	29,196	27,228	0.21	0.21	1.95	1.95	04/07/99	NASDAQ	1,604,631	32.89
FCAP	First Capital Inc.	IN	436,633	40,604	34,701	0.82	0.81	8.03	8.01	01/04/99	NASDAQ	2,598,333	50.69
HFSK	HFS Bank FSB	IN	235,829	20,311	20,311	0.67	0.67	7.81	7.81	10/02/85	Pink Sheet	1,866,200	23.33
HBBI	Home Building Bancorp	IN	56,930	6,485	6,485	0.41	0.58	3.56	5.05	02/08/95	OTC BB	248,667	5.81
HWEN	Home Financial Bancorp	IN	70,038	7,169	7,169	0.63	0.66	5.82	6.07	07/02/96	Pink Sheet	1,356,050	9.15
LNCB	Lincoln Bancorp	IN	819,419	101,984	74,252	0.51	0.58	4.02	4.58	12/30/98	NASDAQ	5,399,653	90.11
LOGN	Logansport Financial Corp.	IN	161,550	16,828	16,828	0.77	0.75	7.36	7.11	06/14/95	Pink Sheet	NA	15.29
LSBI	LSB Financial Corp.	IN	366,050	31,258	31,258	0.94	0.94	11.11	11.08	02/03/95	NASDAQ	1,469,382	38.59
MFBC	MFB Corp.	IN	520,120	37,105	32,269	0.31	0.50	4.17	6.86	03/25/94	NASDAQ	1,353,460	36.98
MFSF	MutualFirst Financial Inc.	IN	841,576	87,831	86,940	0.62	0.84	5.70	7.71	12/30/99	NASDAQ	4,673,444	103.56
NEIB	Northeast Indiana Bancorp	IN	232,611	25,996	25,469	0.43	0.63	3.72	5.54	06/28/95	NASDAQ	1,417,279	27.96
NWIN	NorthWest Indiana Bancorp	IN	569,884	44,334	44,334	1.18	1.16	14.88	14.62	NA	OTC BB	2,782,230	97.52
PCBH	PCB Holding Co.	IN	34,844	5,078	5,078	0.16	0.16	1.10	1.10	07/02/98	Pink Sheet	328,265	5.74
PFDC	Peoples Bancorp	IN	492,318	64,913	62,181	0.91	0.97	6.90	7.37	07/07/87	NASDAQ	3,361,542	67.23
PBNC	PFS Bancorp Inc.	IN	133,700	20,482	20,459	0.71	0.68	3.65	3.50	10/12/01	NASDAQ	1,473,728	33.19
RIVR	River Valley Bancorp	IN	301,850	22,498	22,467	0.82	0.82	10.02	9.96	12/20/96	NASDAQ	1,584,877	32.59
TDCB	Third Century Bancorp	IN	123,528	22,847	22,847	0.49	0.49	2.79	2.79	06/30/04	OTC BB	1,653,125	21.90
UCBC	Union Community Bancorp	IN	261,314	33,656	30,964	0.63	0.66	4.81	5.03	12/29/97	NASDAQ	1,939,000	31.60
FFSL	First Independence Corp.	KS	170,621	14,808	14,808	0.78	0.77	8.40	8.29	10/08/93	OTC BB	NA	18.33
CKFB	CKF Bancorp Inc.	KY	155,866	16,589	15,489	1.22	1.22	11.70	11.70	01/04/95	OTC BB	1,460,622	23.00
CFBC	Community First Bancorp Inc.	KY	64,931	3,031	3,031	-1.58	-1.57	-25.07	-24.78	06/27/03	OTC BB	277,725	3.19
HFBC	HopFed Bancorp Inc.	KY	582,131	48,641	43,292	0.70	0.69	7.98	7.81	02/09/98	NASDAQ	3,639,283	57.32
FPBF	FPB Financial Corp.	LA	95,274	7,228	7,228	0.41	0.41	5.40	5.41	07/01/99	Pink Sheet	278,000	6.67
GLBP	Globe Bancorp Inc.	LA	29,723	5,694	5,694	0.64	0.64	3.46	3.46	07/10/01	OTC BB	273,800	4.52
GSLA	GS Financial Corp.	LA	191,013	28,468	28,468	-0.01	0.38	-0.04	2.67	04/01/97	NASDAQ	1,284,787	23.13
HSTD	Homestead Bancorp Inc.	LA	134,317	12,119	12,119	0.23	0.23	2.58	2.50	07/20/98	Pink Sheet	NA	12.02
TSH	Teche Holding Co	LA	693,191	59,946	55,915	0.91	0.86	9.76	9.29	04/19/95	AMEX	2,230,169	81.34
BFBC	Benjamin Franklin Bancorp Inc	MA	582,791	30,800	NA	NA	NA	NA	NA	04/05/05	NASDAQ	NA	88.20
BHL	Berkshire Hills Bancorp Inc.	MA	1,294,300	128,426	121,191	0.93	0.87	9.42	8.86	06/28/00	AMEX	5,835,447	267.75
BRKL	Brookline Bancorp Inc.	MA	2,184,994	612,308	564,454	1.06	1.01	3.12	2.97	07/10/02	NASDAQ	61,659,436	950.79
CEBK	Central Bancorp Inc.	MA	521,204	38,239	36,007	0.49	0.43	6.14	5.41	10/24/86	NASDAQ	1,588,700	40.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HIFS	Hingham Instit. for Savings	MA	562,328	45,113	45,113	NA	NA	NA	NA	12/20/88	NASDAQ	2,090,250	86.64
LSBX	LSB Corp.	MA	560,613	58,004	58,004	0.95	0.65	8.36	5.75	05/02/86	NASDAQ	4,385,726	71.66
MASB	MASSBANK Corp.	MA	971,475	107,678	106,588	0.73	0.66	6.52	5.89	05/28/86	NASDAQ	4,407,292	156.14
MFLR	Mayflower Co-operative Bank	MA	236,707	18,396	18,320	0.82	0.80	10.28	9.99	12/23/87	NASDAQ	2,072,000	28.59
ABKD	American Bank Holdings Inc.	MD	260,242	17,535	17,535	1.01	0.99	15.62	15.42	NA	OTC BB	1,964,538	18.86
BUCS	BUCS Financial Corp	MD	124,996	10,685	10,685	0.47	0.34	5.57	4.04	03/15/01	OTC BB	801,968	9.82
PCGO	Prince George's FSB	MD	97,630	11,351	11,351	1.02	1.02	8.64	8.64	NA	Pink Sheet	NA	0.00
SVBI	Severn Bancorp Inc.	MD	743,727	62,805	62,471	1.93	1.93	22.72	22.72	NA	NASDAQ	8,318,184	164.35
WSB	Washington Savings Bank FSB	MD	557,011	52,618	52,618	1.92	1.92	19.96	19.96	08/03/88	AMEX	7,378,094	63.42
CTZN	Citizens First Bancorp Inc.	MI	1,464,400	164,330	150,917	0.62	0.61	5.17	5.15	03/07/01	NASDAQ	8,239,665	174.49
FFNM	First Fed of N Michigan Bncp	MI	264,590	21,581	16,697	0.22	0.20	2.58	2.28	04/04/05	NASDAQ	3,066,221	27.44
FBC	Flagstar Bancorp Inc.	MI	14,273,842	743,198	743,198	0.99	0.99	17.53	17.53	04/30/97	NYSE	62,005,935	1226.94
MCBF	Monarch Community Bancorp Inc	MI	282,035	39,585	28,337	-0.81	NA	-5.45	NA	08/30/02	NASDAQ	2,709,220	33.76
STBI	Sturgis Bancorp	MI	314,073	25,599	20,379	0.61	0.61	6.65	6.65	11/10/88	Pink Sheet	2,520,713	28.99
HMNF	HMN Financial Inc.	MN	991,326	84,488	80,382	1.06	1.10	11.76	12.17	06/30/94	NASDAQ	4,407,494	133.98
MCFC	Mid-Central Financial Corp.	MN	98,620	6,185	6,185	1.49	1.49	23.80	23.80	04/25/94	OTC BB	NA	0.00
REDW	Redwood Financial Inc.	MN	72,410	8,833	8,833	0.36	0.35	2.99	2.93	07/10/95	Pink Sheet	492,582	10.34
WEFP	Wells Financial Corp.	MN	239,395	26,590	26,590	0.95	0.75	7.64	6.03	04/11/95	Pink Sheet	1,081,648	32.18
CCFC	CCSB Financial Corp.	MO	93,958	14,506	14,506	0.06	0.06	0.37	0.37	01/09/03	OTC BB	967,395	14.12
FBSI	First Bancshares Inc.	MO	251,138	27,402	26,972	0.95	0.95	8.89	8.87	12/22/93	NASDAQ	1,552,610	30.20
LXMO	Lexington B&L Financial Corp.	MO	134,226	13,875	13,086	0.67	0.67	6.55	6.54	06/06/96	OTC BB	622,032	14.31
MCMH	MCM Savings Bank FSB	MO	75,569	5,010	NA	0.27	0.27	3.14	3.14	NA	Pink Sheet	183,868	3.68
NASB	NASB Financial Inc.	MO	1,466,633	140,562	137,441	1.83	1.83	18.51	18.51	09/27/85	NASDAQ	8,455,442	331.04
PULB	Pulaski Financial Corp.	MO	708,695	44,960	44,480	1.12	1.12	16.91	16.91	12/03/98	NASDAQ	5,591,732	135.76
CSBC	Citizens South Banking Corp.	NC	511,088	69,511	62,129	0.57	0.63	3.91	4.33	10/01/02	NASDAQ	7,247,444	89.02
CDLX	Coddle Creek Financial Corp.	NC	135,901	20,695	20,695	0.73	0.73	4.80	4.80	12/31/97	Pink Sheet	652,000	26.08
KSBI	KS Bancorp Inc.	NC	244,614	17,129	17,129	0.63	0.63	7.75	7.74	12/30/93	OTC BB	1,460,000	28.84
MTUC	Mutual Community Savings Bank	NC	87,705	7,472	7,472	0.29	0.28	3.46	3.42	06/29/93	OTC BB	363,719	4.91
SSFC	South Street Financial Corp.	NC	219,629	25,584	25,584	0.58	0.58	4.82	4.82	10/03/96	NASDAQ	3,037,886	29.16
AFSF	AFS Financial Corp.	ND	243,421	18,196	18,090	0.78	0.63	9.99	8.09	NA	OTC BB	NA	0.00
CFB	Commercial Federal Corp.	NE	10,385,273	765,055	594,373	0.05	0.52	0.69	7.85	12/31/84	NYSE	39,019,557	956.12
TONE	TierOne Corp.	NE	3,040,788	280,661	226,969	0.93	0.92	9.07	8.96	10/02/02	NASDAQ	18,147,511	443.37
NHTB	New Hampshire Thrift Bncshrs	NH	598,627	43,801	31,661	0.79	0.81	11.02	11.24	05/22/86	NASDAQ	4,192,580	61.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SWGH	Siwooganock Holding Company	NH	79,126	6,785	6,785	1.42	0.77	16.71	9.00	NA	Pink Sheet	NA	0.00
FNSW	Farnsworth Bancorp Inc.	NJ	100,206	8,989	8,989	0.57	0.57	7.28	7.19	09/30/98	OTC BB	650,311	12.49
FMCO	FMS Financial Corp.	NJ	1,245,250	70,954	68,541	0.68	0.64	12.30	11.75	12/14/88	NASDAQ	6,502,300	120.04
HCBK	Hudson City Bancorp Inc.	NJ	21,131,216	1,440,088	1,440,088	1.27	1.23	17.77	17.21	06/07/05	NASDAQ	597,619,858	6548.29
OCFC	OceanFirst Financial Corp.	NJ	1,889,919	134,644	133,294	0.99	0.98	13.57	13.48	07/03/96	NASDAQ	12,831,281	278.36
PBCI	Pamrapo Bancorp Inc.	NJ	639,806	55,970	55,970	1.24	1.24	14.80	14.80	11/14/89	NASDAQ	4,975,542	111.20
PFSB	PennFed Financial Services Inc	NJ	1,996,364	124,229	124,229	0.75	0.76	11.96	12.12	07/15/94	NASDAQ	13,499,078	203.42
PFS	Provident Financial Services	NJ	6,359,476	1,113,075	672,945	0.93	0.92	5.27	5.22	01/16/03	NYSE	72,585,746	1292.29
RBLG	Roebling Financial Corp.	NJ	105,468	15,725	15,725	0.63	0.63	4.85	4.85	10/01/04	OTC BB	1,710,045	16.59
SYNF	Synergy Finl Group Inc.	NJ	896,250	102,816	101,915	0.53	0.53	4.12	4.09	01/21/04	NASDAQ	12,385,262	148.38
AABC	Access Anytime Bancorp Inc.	NM	394,666	21,476	11,328	0.40	0.39	6.57	6.50	08/08/86	NASDAQ	1,707,529	24.31
FFSW	First Fed Banc of the SW Inc	NM	357,628	35,174	34,765	NA	NA	NA	NA	NA	NASDAQ	3,205,728	64.19
AF	Astoria Financial Corp.	NY	23,250,423	1,366,502	1,181,351	0.98	1.02	16.38	17.05	11/18/93	NYSE	109,465,965	2993.48
ALFC	Atlantic Liberty Financial	NY	183,959	27,827	27,827	1.12	0.82	7.51	5.53	10/23/02	NASDAQ	1,683,000	40.56
CNY	Carver Bancorp Inc.	NY	626,377	45,801	45,801	0.45	0.62	5.80	7.95	10/25/94	AMEX	2,501,338	43.02
DCOM	Dime Community Bancshares Inc.	NY	3,370,392	282,770	227,132	1.31	1.32	16.19	16.37	06/26/96	NASDAQ	37,190,852	563.60
ESBK	Elmira Savings Bank	NY	318,062	21,601	21,172	0.83	0.81	12.06	11.74	03/01/85	NASDAQ	1,098,388	33.97
FNFG	First Niagara Finl Group	NY	7,907,976	1,390,713	652,522	1.08	1.12	5.89	6.09	01/21/03	NASDAQ	116,719,266	1526.18
FFIC	Flushing Financial Corp.	NY	2,135,541	160,736	156,831	1.15	1.19	15.16	15.62	11/21/95	NASDAQ	19,204,465	316.79
ICBC	Independence Cmnty Bank Corp.	NY	17,881,346	2,290,296	1,020,491	1.34	1.37	10.64	10.89	03/17/98	NASDAQ	84,493,166	3066.05
NYB	New York Community Bancorp	NY	24,612,444	3,198,597	1,175,851	1.27	1.68	10.12	13.42	11/23/93	NYSE	265,478,175	4633.93
PRTR	Partners Trust Financial	NY	3,693,370	537,058	265,996	0.51	0.68	3.46	4.62	07/15/04	NASDAQ	49,914,467	507.13
PBCP	Provident Bancorp Inc.	NY	2,518,113	408,770	236,736	0.84	0.82	4.71	4.62	01/15/04	NASDAQ	45,505,378	535.14
ROME	Rome Bancorp Inc.	NY	313,364	92,079	92,079	0.97	0.93	7.26	6.97	03/31/05	NASDAQ	9,642,246	93.34
SFFS	Sound Federal Bancorp Inc.	NY	1,006,950	127,160	113,190	0.58	0.58	4.26	4.28	01/07/03	NASDAQ	12,377,206	197.91
TRST	TrustCo Bank Corp NY	NY	2,848,313	224,584	224,031	2.02	1.71	25.68	21.84	NA	NASDAQ	74,826,993	944.32
ASBP	ASB Financial Corp.	OH	176,507	18,806	18,806	1.22	1.21	11.49	11.39	05/11/95	NASDAQ	1,716,201	38.09
GCFC	Central Federal Corp.	OH	152,861	19,399	17,382	-1.14	-0.93	-8.73	-7.15	12/30/98	NASDAQ	2,225,987	22.26
CIBI	Community Investors Bancorp	OH	122,762	13,007	13,007	0.75	0.74	6.89	6.77	02/07/95	NASDAQ	1,055,642	14.74
FFDF	FFD Financial Corp.	OH	139,705	17,038	17,038	0.57	0.57	4.65	4.65	04/03/96	NASDAQ	1,188,219	20.34
FDEF	First Defiance Financial	OH	1,283,911	146,136	112,728	1.00	1.04	8.73	9.14	10/02/95	NASDAQ	7,020,000	194.86
FFHS	First Franklin Corp.	OH	272,344	23,837	23,837	0.20	0.18	2.30	2.05	01/26/88	NASDAQ	1,655,356	26.49
FNFI	First Niles Financial Inc.	OH	98,241	15,915	15,915	1.03	0.86	6.34	5.28	10/27/98	NASDAQ	1,384,553	23.91

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FPFC	First Place Financial Corp.	OH	2,479,867	231,103	159,240	0.65	0.83	6.58	8.42	01/04/99	NASDAQ	14,997,032	298.63
HCFC	Home City Financial Corp.	OH	153,973	12,886	12,615	0.45	0.45	5.64	5.61	12/30/96	NASDAQ	835,690	13.37
HLFC	Home Loan Financial Corp.	OH	160,342	22,786	22,786	0.95	0.90	6.69	6.36	03/26/98	NASDAQ	1,688,907	33.32
IDVB	Indian Village Bancorp Inc.	OH	97,338	7,994	7,994	-0.01	NA	-0.12	NA	07/02/99	OTC BB	436,547	7.31
NLVS	Northern Savings & Loan Co	OH	319,694	43,535	43,535	0.96	0.96	7.08	7.08	NA	OTC BB	2,458,068	43.02
OCFL	OC Financial Inc	OH	62,865	7,494	7,494	NA	NA	NA	NA	04/01/05	OTC BB	560,198	6.72
OHSF	Ohio Savings Financial Corp.	OH	13,770,188	1,038,605	1,038,605	0.92	0.94	11.46	11.71	NA	Pink Sheet	NA	1207.07
PCBI	Peoples Community Bancorp Inc.	OH	910,185	75,118	69,029	0.33	0.27	4.02	3.30	03/30/00	NASDAQ	3,900,700	79.65
POHF	Peoples Ohio Financial	OH	189,946	24,868	24,868	0.85	0.82	6.67	6.49	12/18/89	OTC BB	7,267,289	28.49
PSFC	Peoples-Sidney Financial Corp.	OH	136,114	17,651	17,651	0.74	0.74	5.71	5.71	04/28/97	NASDAQ	1,432,648	21.13
PFOH	Perpetual Federal Savings Bank	OH	359,050	52,256	52,256	1.52	1.52	10.02	10.02	04/19/91	OTC BB	2,469,612	69.15
PVFC	PVF Capital Corp.	OH	811,867	65,457	65,457	0.70	0.70	8.51	8.51	12/30/92	NASDAQ	7,026,213	94.94
UCFC	United Community Finl Corp.	OH	2,345,176	252,912	216,618	0.78	0.79	6.89	7.00	07/09/98	NASDAQ	31,149,506	338.61
WAYN	Wayne Savings Bancshares	OH	391,353	41,146	38,831	0.57	0.56	5.10	5.00	01/09/03	NASDAQ	3,655,057	59.39
ESBF	ESB Financial Corp.	PA	1,778,245	129,300	83,389	0.73	0.73	10.40	10.40	06/13/90	NASDAQ	13,514,689	180.24
FSBI	Fidelity Bancorp Inc.	PA	644,645	41,001	38,168	0.64	0.63	9.94	9.80	06/24/88	NASDAQ	2,922,885	56.47
FKFS	First Keystone Financial	PA	576,026	29,149	29,149	0.35	0.35	6.67	6.73	01/26/95	NASDAQ	2,002,132	36.17
FSSB	First Star Bancorp Inc.	PA	575,626	31,980	31,980	0.67	0.52	12.42	9.64	05/15/87	Pink Sheet	585,834	20.50
HARL	Harleysville Savings Financial	PA	748,425	45,990	45,990	0.68	0.67	11.10	10.94	08/04/87	NASDAQ	3,865,526	72.14
KNBT	KNBT Bancorp Inc.	PA	2,418,580	368,650	317,379	0.81	0.78	4.80	4.62	11/03/03	NASDAQ	30,664,861	486.92
LARL	Laurel Capital Group Inc.	PA	307,742	27,293	23,889	0.62	0.62	6.94	6.94	02/20/87	NASDAQ	1,940,021	43.33
NTNY	Nittany Financial Corp.	PA	306,908	23,112	21,349	1.11	1.10	18.42	18.30	10/23/98	OTC BB	2,110,794	61.21
PVSA	Parkvale Financial Corp.	PA	1,891,547	110,855	78,672	0.64	0.62	9.96	9.70	07/16/87	NASDAQ	5,619,983	157.92
RSVI	RSV Bancorp Inc.	PA	73,736	9,735	9,735	0.68	0.57	4.67	3.90	04/08/02	OTC BB	559,310	9.65
SEFL	SE Financial Corp.	PA	124,847	31,696	31,696	0.79	NA	3.26	NA	05/06/04	OTC BB	2,578,875	33.24
SOV	Sovereign Bancorp Inc.	PA	58,925,833	5,705,217	2,716,038	0.93	0.99	10.52	11.17	08/12/86	NYSE	377,623,410	8092.20
THRD	TF Financial Corp.	PA	640,511	60,867	56,146	1.03	1.03	10.98	10.98	07/13/94	NASDAQ	2,950,463	81.93
WGBC	Willow Grove Bncp Inc.	PA	989,646	104,650	103,754	0.70	0.76	6.13	6.72	04/04/02	NASDAQ	9,713,527	147.44
WVFC	WVS Financial Corp.	PA	425,938	28,824	28,824	0.69	0.63	9.70	8.87	11/29/93	NASDAQ	2,405,235	39.89
CFCP	Coastal Financial Corp.	SC	1,449,346	89,534	89,534	1.20	1.22	18.91	19.24	09/26/90	NASDAQ	17,647,279	261.89
FCPB	First Capital Bancshares Inc.	SC	42,549	4,161	4,161	0.99	0.99	10.22	10.22	10/29/99	Pink Sheet	NA	4.74
FFCH	First Financial Holdings Inc.	SC	2,473,065	170,904	148,120	1.05	0.91	15.53	13.38	11/10/83	NASDAQ	12,351,912	347.95
PEDE	Great Pee Dee Bancorp Inc.	SC	192,032	26,041	25,131	0.72	0.70	4.51	4.39	12/31/97	NASDAQ	1,797,813	27.18

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SFDL	Security Federal Corp.	SC	570,083	35,097	35,097	0.74	0.56	12.17	9.19	10/30/87	OTC BB	2,543,838	54.06
HFFC	HF Financial Corp.	SD	854,010	53,902	48,951	0.72	0.72	11.54	11.53	04/08/92	NASDAQ	3,513,955	84.13
JFBI	Jefferson Bancshares Inc.	TN	294,500	84,958	84,958	1.20	1.21	4.05	4.09	07/02/03	NASDAQ	7,566,564	99.88
SCYT	Security Bancorp Inc.	TN	132,466	11,244	11,244	0.86	0.86	8.95	8.95	06/30/97	OTC BB	NA	13.60
SFBK	SFB Bancorp Inc.	TN	57,284	13,249	13,249	1.27	1.27	5.62	5.62	05/30/97	Pink Sheet	548,770	11.41
UTBI	United Tennessee Bankshares	TN	118,229	18,564	17,871	1.64	1.63	11.15	11.06	01/05/98	NASDAQ	1,185,999	25.80
BAFI	BancAffiliated Inc.	TX	101,038	7,592	7,592	0.95	0.95	14.30	14.30	06/01/01	Pink Sheet	278,454	7.62
ETFS	East Texas Financial Services	TX	247,387	20,444	18,274	0.19	0.15	2.16	1.79	01/10/95	OTC BB	NA	20.29
FBTX	Franklin Bank Corp.	TX	3,892,714	287,458	213,810	0.80	0.80	9.75	9.72	12/18/03	NASDAQ	21,895,785	394.10
CFFC	Community Financial Corp.	VA	399,260	31,325	31,312	1.04	1.00	12.49	12.05	03/30/88	NASDAQ	2,085,106	46.37
GAFC	Greater Atlantic Financial	VA	382,022	17,642	16,686	-0.24	-0.38	-5.50	-8.76	06/28/99	NASDAQ	3,012,434	15.66
FMSB	First Mutual Bancshares Inc.	WA	1,021,902	60,964	60,964	0.98	0.98	16.64	16.64	12/17/85	NASDAQ	5,308,294	132.71
FBNW	FirstBank NW Corp.	WA	801,122	72,311	NA	0.84	0.84	8.85	8.85	07/02/97	NASDAQ	2,998,595	78.86
HRZB	Horizon Financial Corp.	WA	997,570	107,024	106,479	1.43	1.40	12.11	11.82	08/01/86	NASDAQ	10,037,903	203.97
RPFG	Rainier Pacific Finl Group Inc	WA	756,122	87,536	87,335	0.48	0.53	3.51	3.84	10/21/03	NASDAQ	7,003,366	117.80
RVSB	Riverview Bancorp Inc.	WA	572,571	69,522	59,730	1.24	1.28	9.56	9.90	10/01/97	NASDAQ	4,845,000	104.65
STSA	Sterling Financial Corp.	WA	7,014,507	471,097	339,414	0.90	0.89	13.48	13.32	06/30/83	NASDAQ	23,048,133	820.96
TSBK	Timberland Bancorp Inc.	WA	534,873	71,692	64,025	1.18	1.18	7.91	7.91	01/13/98	NASDAQ	3,759,119	87.21
WFSL	Washington Federal Inc.	WA	7,588,459	1,149,511	1,091,196	1.94	1.98	12.83	13.09	11/17/82	NASDAQ	86,707,298	1982.57
WM	Washington Mutual Inc.	WA	319,696,000	21,767,000	15,390,000	0.93	0.95	13.06	13.35	03/11/83	NYSE	877,286,984	35309.04
ABCW	Anchor BanCorp Wisconsin	WI	4,055,674	315,896	295,613	1.28	1.26	15.89	15.58	07/16/92	NASDAQ	22,319,513	634.32
BKMU	Bank Mutual Corp.	WI	3,468,552	573,117	516,301	0.93	0.85	4.37	4.01	10/30/03	NASDAQ	65,955,713	688.07
SVBC	Sistersville Bancorp Inc.	WV	47,205	7,587	7,587	0.80	0.80	5.07	5.07	06/26/97	Pink Sheet	NA	7.48
CRZY	Crazy Woman Creek Bancorp	WY	87,416	8,580	8,402	0.09	-0.13	0.75	-1.11	03/29/96	Pink Sheet	NA	10.42

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF JUNE 7, 2005

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		3,994,503	323,277	248,354	1.00	1.01	12.16	12.19			23,835,087	553.57
MEDIAN		412,599	37,672	34,701	0.75	0.75	7.53	7.53			3,180,466.00	51.51
HIGH		319,696,000	21,767,000	15,390,000	2.33	2.33	28.57	24.94			877,286,984	35,309.04
LOW		29,723	2,202	2,202	-6.57	-6.14	-72.98	-68.17			183,868	0.00
AVERAGE FOR STATE												
MA		864,302	129,871	135,668	0.89	0.81	4.94	4.51			11,719,836	211.33
AVERAGE BY REGION												
MIDWEST		980,039	84,660	75,719	0.74	0.81	8.25	9.07			5,687,331	114.35
NEW ENGLAND		1,239,412	212,976	179,532	0.60	0.83	3.14	4.36			20,460,109	289.49
MID ATLANTIC		4,445,208	452,256	267,538	1.06	1.14	10.77	11.52			46,339,355	764.45
SOUTHEAST		1,380,160	92,722	82,161	0.68	0.62	9.78	8.95			11,221,161	165.57
SOUTHWEST		683,419	49,757	42,223	0.86	0.52	11.47	7.00			4,197,234	61.72
WEST		19,532,685	1,382,891	1,161,451	1.07	1.03	14.60	14.12			67,543,194	2,527.01
AVERAGE BY EXCHANGE												
NYSE		43,089,879	3,249,728	2,394,166	1.02	1.03	13.25	13.40			164,597,180	5,642.26
AMEX		709,002	60,451	58,763	0.84	0.86	9.66	9.89			4,503,705	98.07
NASDAQ		1,678,555	163,298	129,262	0.99	0.97	9.97	9.71			16,975,085	280.27
OTC		177,881	17,776	17,613	0.79	0.74	8.23	7.71			1,534,817	22.44
Pink Sheets		562,507	44,432	45,457	0.77	0.78	9.28	9.40			837,616	49.14

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 06/07/05 ($)	% Change From IPO Price
PRTR	Partners Trust Financial	NY	07/15/04	10.00	9.99	(0.10)	9.95	(0.50)	9.81	(1.90)	10.16	1.60
DSFN	DSA Financial Corp.	IN	07/30/04	10.00	9.80	(2.00)	9.50	(5.00)	9.30	(7.00)	11.15	11.50
NVSL	Naugatuck Valley Finl (MHC)	CT	10/01/04	10.00	10.80	8.00	10.81	8.10	10.42	4.20	10.34	3.40
RBLG	Roebling Financial Corp.	NJ	10/01/04	10.00	10.00	0.00	10.00	0.00	9.30	(7.00)	9.70	(3.00)
SIFI	SI Financial Group Inc. (MHC)	CT	10/01/04	10.00	11.20	12.00	11.05	10.50	10.94	9.40	10.30	3.00
ACFC	Atlantic Coast Fed Corp (MHC)	GA	10/05/04	10.00	11.75	17.50	12.48	24.80	12.93	29.30	11.55	15.50
PSBH	PSB Holdings Inc. (MHC)	CT	10/05/04	10.00	10.50	5.00	10.63	6.30	10.45	4.50	10.08	0.78
HOME	Home Federal Bancorp (MHC)	ID	12/07/04	10.00	12.49	24.90	12.80	28.00	12.33	23.30	11.50	15.00
ABBC	Abington Community Bncp (MHC)	PA	12/17/04	10.00	13.35	33.50	13.30	33.00	12.90	29.00	10.90	9.00
LPBC	Lincoln Park Bancorp (MHC)	NJ	12/20/04	10.00	11.00	10.00	11.25	12.50	10.02	0.20	9.45	(5.50)
OSHC	Ocean Shore Holding Co. (MHC)	NJ	12/22/04	10.00	12.15	21.50	12.25	22.50	10.63	6.30	10.94	9.40
SFBI	SFSB Inc. (MHC)	MD	12/31/04	10.00	10.75	7.50	10.00	0.00	9.95	(0.50)	8.75	(12.50)
GTWN	Georgetown Bancorp Inc. (MHC)	MA	01/06/05	10.00	10.20	2.00	10.00	0.00	10.05	0.50	9.16	(8.40)
BVFL	BV Financial Inc. (MHC)	MD	01/14/05	8.50	9.35	(6.50)	9.60	(4.00)	9.85	(1.50)	8.40	(1.18)
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	01/21/05	10.00	9.90	(1.00)	10.00	0.00	9.92	(0.80)	9.75	(2.50)
RYFL	Royal Financial Inc.	IL	01/21/05	10.00	11.60	16.00	12.55	25.50	12.54	25.40	11.85	18.50
KRNY	Kearny Financial Corp (MHC)	NJ	02/24/05	10.00	11.39	13.90	11.43	14.30	11.08	10.80	10.67	6.70
KFFB	Kentucky First Federal (MHC)	KY	03/03/05	10.00	10.79	7.90	11.10	11.00	11.24	12.40	11.41	14.10
PBIP	Prudential Bncp Inc. PA (MHC)	PA	03/30/05	10.00	9.85	(1.50)	9.35	(6.50)	8.75	(12.50)	9.90	(1.00)
ROME	Rome Bancorp Inc.	NY	03/31/05	10.00	10.05	0.50	9.80	(2.00)	9.44	(5.60)	9.68	(3.20)
OCFL	OC Financial Inc	OH	04/01/05	10.00	12.00	20.00	11.00	10.00	11.00	10.00	12.00	20.00
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	10.00	9.49	(5.10)	9.30	(7.00)	8.40	(16.00)	8.85	(11.50)
BFBC	Benjamin Franklin Bancorp Inc	MA	04/05/05	10.00	10.06	0.60	10.36	3.60	10.34	3.40	10.39	3.90
BFSB	Brooklyn Federal Bancorp (MHC)	NY	04/06/05	10.00	9.95	(0.50)	9.99	(0.10)	9.50	(5.00)	10.52	5.20
FFCO	FedFirst Financial Corp. (MHC)	PA	04/07/05	10.00	9.34	(6.60)	9.29	(7.10)	8.55	(14.50)	8.98	(10.20)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 06/07/05 ($)	% Change From IPO Price
RCKB	Rockville Financial Inc. (MHC)	CT	05/23/05	10.00	10.48	4.80	11.05	10.50	NA	NA	11.80	18.00
NPEN	North Penn Bancorp Inc. (MHC)	PA	06/02/05	10.00	11.00	10.00	NA	NA	NA	NA	10.25	2.50
HCBK	Hudson City Bancorp Inc.	NJ	06/07/05	10.00	10.96	9.60	NA	NA	NA	NA	10.96	9.60
			AVERAGE			**7.21**		**7.25**		**3.86**		**3.88**
			MEDIAN			**6.25**		**4.95**		**0.50**		**3.20**
			HIGH			**33.50**		**33.00**		**29.30**		**20.00**
			LOW			**(6.60)**		**(7.10)**		**(16.00)**		**(12.50)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF LEGACY BANKS

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 7, 2005

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	11.850	15.620	10.950	3.67	-17.02	6.31	41.89	0.16	37.03	187.93	28.29	36.16
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	10.340	11.850	9.800	0.98	-7.60	6.79	37.23	0.08	NA	152.25	27.77	NA
NEBS	New England Bancshares (MHC)	CT	OTC BB	15.900	20.700	14.150	5.65	-14.05	13.02	94.44	0.10	29.44	122.12	16.29	30.18
PBCT	People's Bank (MHC)	CT	NASDAQ	28.870	29.656	19.080	0.55	6.27	8.61	76.84	0.80	36.54	335.31	37.56	40.13
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.078	12.250	9.500	0.29	-5.55	7.46	47.77	0.10	NA	135.05	21.09	NA
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	11.800	12.250	9.720	NA	NA	NA	NA	0.00	NA	NA	NA	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	10.300	12.400	9.740	0.88	-6.62	6.41	49.93	0.03	NA	160.79	20.63	NA
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	11.550	15.150	10.690	2.67	-14.51	6.84	46.35	0.05	NA	168.84	24.92	NA
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	36.170	44.150	30.600	15.82	0.33	13.09	54.61	3.10	NM	276.32	66.73	93.67
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	13.150	15.500	12.000	2.73	1.15	5.99	27.57	0.68	46.96	219.68	47.70	46.96
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	11.500	13.240	11.000	1.32	-9.66	6.70	42.31	0.05	NA	171.64	27.19	NA
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.800	25.000	21.050	-0.42	-0.83	13.47	118.09	0.00	33.52	176.69	19.90	33.52
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	13.530	15.370	11.000	1.05	-5.38	9.42	34.76	0.23	NA	143.68	38.93	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	14.010	20.750	11.820	12.08	-13.78	9.97	128.75	0.30	31.84	140.49	10.88	32.31
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	22.670	25.500	18.000	-1.43	-5.54	10.56	102.25	0.63	36.56	214.72	22.17	29.59
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.700	37.310	29.270	-1.20	-8.77	11.80	114.21	2.00	NM	285.59	28.82	NM
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	11.410	11.840	10.200	3.16	6.44	7.62	32.36	0.10	NA	149.74	35.25	NA
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	9.750	10.250	9.300	-0.31	-2.99	8.74	30.37	0.00	NA	111.61	32.11	NA
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	20.000	22.000	19.000	0.00	2.56	13.88	78.85	0.29	20.20	144.09	24.17	20.20
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.160	10.400	8.240	5.90	-9.58	6.90	55.90	0.00	NA	132.80	16.39	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	25.500	29.250	25.000	0.00	-4.67	15.98	205.28	0.00	22.37	159.57	12.29	23.36
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	25.000	32.000	24.000	4.17	-11.66	17.87	172.73	0.23	33.78	139.86	14.47	36.81
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	24.030	26.000	16.810	1.87	-0.70	12.50	80.33	0.60	37.55	192.24	28.55	39.10
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	13.750	18.000	13.150	-1.79	-15.95	7.04	133.94	0.63	NM	195.19	10.27	105.09
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	8.400	10.000	8.250	0.00	-12.23	6.91	43.58	0.00	NA	121.49	19.27	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	8.750	11.000	8.400	-0.57	-7.41	7.63	51.56	0.00	NA	114.73	16.97	NA
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	27.750	30.800	21.750	-4.31	-4.31	15.12	168.71	1.00	34.69	183.53	16.44	35.04
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	30.000	38.000	30.000	-6.25	-14.89	19.49	179.53	0.72	20.98	153.89	16.71	21.55
ASFE	AF Financial Group (MHC)	NC	OTC BB	17.250	23.000	14.900	15.77	-17.86	12.24	207.78	0.20	35.20	140.88	8.30	35.20
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	23.000	30.000	18.000	-8.00	3.60	14.68	82.80	0.58	21.10	156.63	27.78	21.10
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	10.050	14.000	7.200	-1.95	-4.29	5.35	80.55	0.00	NA	187.89	12.48	NA
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	21.750	23.000	14.250	22.54	29.46	6.99	79.39	0.84	51.79	311.28	27.40	51.79

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 7, 2005

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	NASDAQ	10.260	12.900	9.980	-0.48	-11.40	6.65	27.57	0.16	57.00	154.18	37.21	56.22
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	10.670	12.020	10.000	0.66	-10.71	6.89	28.13	0.00	NA	154.77	37.93	NA
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.450	12.000	8.600	8.00	-5.97	6.98	46.88	0.00	NA	135.36	20.16	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	10.940	13.050	9.860	9.40	-0.55	6.84	60.72	0.00	NA	159.84	18.02	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	9.950	12.700	9.620	0.51	-9.55	6.64	35.74	0.00	19.51	149.85	27.83	19.51
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	36.250	45.000	36.100	-2.03	-11.59	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	10.520	10.750	9.110	10.74	NA	NA	NA	0.00	NA	NA	NA	NA
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	9.000	11.455	9.000	-7.69	-4.81	6.34	53.51	0.00	56.25	141.89	16.82	56.25
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.500	16.500	11.500	0.00	-6.91	7.98	49.08	0.27	32.93	169.17	27.50	35.29
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	18.132	18.750	14.405	3.46	3.61	7.72	71.03	0.43	25.18	234.87	25.21	25.18
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	12.590	17.200	9.400	14.35	-2.40	6.82	55.00	0.39	26.79	184.60	22.59	22.57
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	15.250	26.500	14.770	-4.98	-14.76	8.54	125.80	0.41	30.50	178.57	12.12	45.09
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.010	13.240	10.250	-0.67	-9.83	7.91	28.32	0.22	39.32	139.27	38.87	40.10
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	13.490	15.050	10.400	-3.64	-10.25	6.17	40.24	0.28	56.21	218.64	32.83	56.21
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	10.900	13.750	10.300	-1.80	-20.67	7.50	47.14	0.05	NA	145.28	23.12	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	29.900	33.000	28.000	-5.08	-3.55	15.99	74.56	1.25	NM	186.99	40.11	33.49
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	8.980	9.560	8.350	5.03	NA	NA	NA	0.00	NA	NA	NA	NA
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	23.250	41.500	21.500	2.15	-23.99	9.99	112.70	0.36	43.87	232.62	20.63	43.72
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	10.250	11.000	10.100	NA	NA	NA	NA	0.00	NA	NA	NA	NA
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	20.560	26.320	19.820	-2.28	-4.64	11.17	124.76	0.48	18.69	184.06	16.48	18.87
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	9.900	10.050	8.500	12.50	NA	7.23	35.68	0.00	NA	136.96	27.75	NA
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	35.000	12.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	13.150	15.500	11.800	1.15	-12.33	6.47	59.73	0.20	37.73	203.21	22.02	49.76
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	155.000	190.000	131.000	-3.05	-6.34	NA	NA	10.60	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			19.155	23.018	16.450	2.06	-6.52	9.37	77.09	0.52	34.77	175.44	25.00	39.81
	MEDIAN			13.150	15.500	11.000	0.55	-6.77	7.63	55.90	0.16	34.24	159.84	23.12	35.29
	HIGH			155.000	190.000	131.000	22.54	29.46	19.49	207.78	10.60	57.00	335.31	66.73	105.09
	LOW			8.400	9.560	7.200	-8.00	-23.99	5.35	27.57	0.00	18.69	111.61	8.30	18.87

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	615,881	92,703	88,149	0.74	0.76	4.99	5.11	03/31/04	NASDAQ	14,701,800	174.22
NVSL	Naugatuck Valley Finl (MHC)	CT	283,144	51,644	51,396	0.17	0.59	1.19	4.23	10/01/04	NASDAQ	7,604,375	78.63
NEBS	New England Bancshares (MHC)	CT	213,202	28,439	26,575	0.57	0.56	4.26	4.15	06/04/02	OTC BB	2,257,651	35.90
PBCT	People's Bank (MHC)	CT	10,857,300	1,216,300	1,107,100	1.05	0.96	9.52	8.66	07/06/88	NASDAQ	141,300,000	4,082.31
PSBH	PSB Holdings Inc. (MHC)	CT	331,705	51,813	51,813	0.35	0.60	3.17	5.39	10/05/04	NASDAQ	6,943,125	69.97
RCKB	Rockville Financial Inc. (MHC)	CT	923,517	68,244	67,174	NA	NA	NA	NA	05/23/05	NASDAQ	NA	229.33
SIFI	SI Financial Group Inc. (MHC)	CT	627,295	80,483	80,215	0.24	0.55	2.39	5.57	10/01/04	NASDAQ	12,563,750	129.41
ACFC	Atlantic Coast Fed Corp (MHC)	GA	674,240	99,518	96,487	0.58	0.59	5.37	5.42	10/05/04	NASDAQ	14,547,500	168.02
CHFN	Charter Financial Corp. (MHC)	GA	1,070,653	258,545	252,690	0.90	0.69	3.63	2.79	10/17/01	NASDAQ	19,603,674	709.06
WCFB	Webster City Fed Bncp (MHC)	IA	103,990	22,581	22,479	1.03	1.03	4.75	4.75	08/15/94	Pink Sheet	3,772,372	49.61
HOME	Home Federal Bancorp (MHC)	ID	643,430	101,942	101,942	0.76	NA	7.13	NA	12/07/04	NASDAQ	15,208,750	174.90
AJSB	AJS Bancorp Inc. (MHC)	IL	264,058	29,743	29,743	0.60	0.60	5.22	5.22	12/27/01	OTC BB	2,236,128	53.07
FFFS	First Fed Finl Srvcs (MHC)	IL	136,254	36,913	36,913	1.49	1.49	5.87	5.87	06/29/04	NASDAQ	3,920,060	53.04
JXSB	Jacksonville Bancorp (MHC)	IL	253,260	19,616	16,630	0.34	0.33	4.35	4.29	04/21/95	NASDAQ	1,967,027	27.56
MSVB	Mid-Southern Savings Bank(MHC)	IN	149,813	15,469	15,469	0.60	0.76	6.13	7.70	04/09/98	OTC BB	1,465,138	33.22
CFFN	Capitol Federal Finl (MHC)	KS	8,498,764	857,656	857,656	-0.99	-0.99	-9.60	-9.60	04/01/99	NASDAQ	74,415,482	2,507.13
KFFB	Kentucky First Federal (MHC)	KY	278,178	65,495	50,052	0.63	NA	2.79	NA	03/03/05	NASDAQ	8,596,250	98.08
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	108,072	31,090	31,090	NA	NA	NA	NA	01/21/05	OTC BB	3,558,958	34.70
MDNB	Minden Bancorp Inc (MHC)	LA	110,129	18,472	18,472	1.29	1.29	7.62	7.62	07/02/02	OTC BB	1,396,611	27.93
GTWN	Georgetown Bancorp Inc. (MHC)	MA	155,249	19,157	19,157	NA	NA	NA	NA	01/06/05	OTC BB	2,777,250	25.44
SERC	Service Bancorp Inc. (MHC)	MA	341,168	26,271	26,271	0.59	0.56	7.39	7.08	10/08/98	OTC BB	1,661,985	42.36
WFSM	Westborough Finl Services(MHC)	MA	275,329	28,492	28,492	0.44	0.40	4.05	3.71	02/16/00	OTC BB	1,593,974	39.85
WFD	Westfield Financial Inc. (MHC)	MA	799,687	118,767	118,767	0.78	0.75	5.25	5.03	12/28/01	AMEX	9,954,512	239.21
BCSB	BCSB Bankcorp Inc. (MHC)	MD	790,367	41,570	38,948	0.09	0.11	1.60	2.02	07/08/98	NASDAQ	5,901,048	81.14
BVFL	BV Financial Inc. (MHC)	MD	115,279	18,288	NA	NA	NA	NA	NA	01/14/05	OTC BB	2,645,000	22.22
SFBI	SFSB Inc. (MHC)	MD	153,410	22,693	22,693	NA	NA	NA	NA	12/31/04	OTC BB	2,975,625	26.04
LBTM	Liberty Savings Bank (MHC)	MO	228,565	20,480	20,480	0.49	0.48	5.23	5.17	08/23/93	OTC BB	1,354,776	37.60
EBMT	Eagle Bancorp (MHC)	MT	198,191	21,521	21,521	0.84	0.82	7.10	6.91	04/05/00	OTC BB	1,103,972	33.12
ASFE	AF Financial Group (MHC)	NC	218,132	12,855	11,207	0.24	0.24	4.10	4.10	10/07/96	OTC BB	1,049,835	18.11
WAKE	Wake Forest Bancshares (MHC)	NC	95,715	16,975	16,975	1.42	1.42	7.82	7.82	04/03/96	OTC BB	1,155,967	26.63
MNCK	Monadnock Community Bncp (MHC)	NH	75,686	5,026	4,771	-0.04	-0.10	-0.52	-1.24	06/29/04	OTC BB	939,631	9.44
ASBH	ASB Holding Co (MHC)	NJ	440,954	38,811	38,811	0.55	0.55	6.03	6.03	10/03/03	OTC BB	5,554,500	120.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 7, 2005

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSBK	Clifton Svngs Bncp Inc.(MHC)	NJ	841,877	203,173	203,173	0.67	0.68	2.62	2.66	03/04/04	NASDAQ	30,530,470	313.24
KRNY	Kearny Financial Corp (MHC)	NJ	2,045,995	501,466	417,480	NA	NA	NA	NA	02/24/05	NASDAQ	72,737,500	776.11
LPBC	Lincoln Park Bancorp (MHC)	NJ	86,793	12,926	12,926	0.47	0.47	4.68	4.68	12/20/04	OTC BB	1,851,500	17.50
OSHC	Ocean Shore Holding Co. (MHC)	NJ	532,042	59,977	59,977	NA	NA	NA	NA	12/22/04	NASDAQ	8,762,742	92.42
WAWL	Wawel Savings Bank (MHC)	NJ	75,170	13,960	13,960	1.39	1.39	7.74	7.74	04/01/04	OTC BB	2,103,473	20.93
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,774	27,594	27,594	0.39	0.38	2.20	2.12	05/16/00	OTC BB	NA	47.45
BFSB	Brooklyn Federal Bancorp (MHC)	NY	372,797	38,394	38,394	NA	NA	NA	NA	04/06/05	NASDAQ	NA	139.13
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	134,351	15,925	15,925	0.24	0.24	2.19	2.19	10/21/03	OTC BB	2,510,613	22.60
GOV	Gouverneur Bancorp (MHC)	NY	112,115	18,227	18,227	0.88	0.82	5.09	4.75	03/23/99	AMEX	2,284,234	30.84
GCBC	Greene County Bncp Inc. (MHC)	NY	293,292	31,484	31,484	1.06	1.06	9.84	9.84	12/30/98	NASDAQ	4,129,406	74.87
ONFC	Oneida Financial Corp. (MHC)	NY	422,447	51,700	38,459	0.83	0.98	6.94	8.20	12/30/98	NASDAQ	7,680,331	95.35
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	308,616	20,954	16,543	0.40	0.27	5.69	3.83	11/16/95	NASDAQ	2,453,132	37.41
CHEV	Cheviot Financial (MHC)	OH	280,916	78,414	78,414	0.96	0.96	3.68	3.68	01/06/04	NASDAQ	9,918,751	109.21
OFFO	Osage Federal Financial (MHC)	OK	91,803	13,785	13,785	0.62	0.62	4.03	4.03	04/01/04	OTC BB	2,281,313	30.77
ABBC	Abington Community Bncp (MHC)	PA	748,130	119,066	119,066	0.71	0.71	6.25	6.25	12/17/04	NASDAQ	15,870,000	172.98
EKFC	Eureka Financial Corp (MHC)	PA	91,492	19,624	19,624	0.44	1.29	2.03	5.90	01/07/99	OTC BB	1,227,093	36.69
FFCO	FedFirst Financial Corp. (MHC)	PA	310,826	19,770	18,690	NA	NA	NA	NA	04/07/05	NASDAQ	NA	59.38
ALLB	Greater Delaware Valley (MHC)	PA	387,846	34,396	34,396	0.47	0.48	5.15	5.17	03/03/95	NASDAQ	3,441,383	80.01
NPEN	North Penn Bancorp Inc. (MHC)	PA	90,489	7,708	7,708	NA	NA	NA	NA	06/02/05	OTC BB	NA	14.80
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,340,950	567,891	412,871	0.88	0.87	10.03	9.93	11/07/94	NASDAQ	50,824,417	1044.97
PBIP	Prudential Bncp Inc. PA (MHC)	PA	448,297	90,817	90,817	NA	NA	NA	NA	03/30/05	NASDAQ	12,563,750	124.38
FSGB	First Federal of SC FSB (MHC)	SC	96,597	9,403	9,345	0.52	0.51	5.36	5.26	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	178,110	19,297	18,961	0.65	0.50	5.37	4.10	03/30/04	OTC BB	2,982,000	39.65
GFCJ	Guaranty Financial MHC	WI	1,896,750	155,714	154,994	0.75	NA	9.13	NA	06/21/93	Pink Sheet	NA	288.15
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		828,127	101,236	95,326	0.44	0.37	3.88	3.27			12,426,099	235.04
	MEDIAN		278,178	29,743	30,417	0.60	0.60	5.12	5.14			3,558,958.00	53.04
	HIGH		10,857,300	1,216,300	1,107,100	1.49	1.49	10.03	9.93			141,300,000	4,082.31
	LOW		75,170	5,026	4,771	-0.99	-0.99	-9.60	-9.60			939,631	9.44

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	LEGACY GROUP, INC		-	**689,751**	**12.50**	**8.65**	**48.75**	**74.88**	**83.53**	**22.28**	**8.72**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	< 25.00	< 25.00	20.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
FDLB	Fidelity Federal Bancorp	IN	08/31/87	200,558	4.11	32.50	27.35	55.23	87.74	27.20	8.11
BRBI	Blue River Bancshares Inc.	IN	06/24/98	207,610	NA	NA	NA	74.06	NA	9.22	7.53
FBTC	First BancTrust Corp.	IL	04/19/01	229,484	14.83	28.58	16.43	51.84	80.41	17.65	11.89
NEIB	Northeast Indiana Bancorp	IN	06/28/95	232,611	14.38	5.44	45.41	75.14	80.58	30.97	11.18
HFSK	HFS Bank FSB	IN	10/02/85	235,829	17.51	2.15	53.27	76.18	78.33	29.91	8.61
MFLR	Mayflower Co-operative Bank	MA	12/23/87	236,707	19.82	19.91	31.44	55.20	75.11	9.05	7.77
FFWC	FFW Corp.	IN	04/05/93	258,343	NA	11.42	35.22	62.12	73.54	22.18	9.01
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	18.24	14.09	36.56	62.08	76.18	25.09	11.77
UCBC	Union Community Bancorp	IN	12/29/97	261,314	7.36	0.06	57.03	85.31	85.36	14.50	12.88
FFHS	First Franklin Corp.	OH	01/26/88	272,344	14.06	4.95	50.82	76.46	81.40	10.07	8.75
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	6.48	21.38	30.19	66.84	88.22	16.84	10.31
RIVR	River Valley Bancorp	IN	12/20/96	301,850	18.29	0.04	32.09	76.50	76.54	33.07	7.45
NTNY	Nittany Financial Corp.	PA	10/23/98	306,908	14.12	4.36	52.20	78.90	83.26	9.58	7.53
LARL	Laurel Capital Group Inc.	PA	02/20/87	307,742	23.55	5.55	61.85	66.13	71.68	7.02	8.87
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	310,834	22.35	25.29	38.75	44.42	69.71	25.38	6.92
BPLS	BankPlus FSB	IL	07/10/91	314,732	5.39	28.26	50.68	64.44	92.69	15.09	6.81
ESBK	Elmira Savings Bank	NY	03/01/85	318,062	12.94	21.31	31.62	61.76	83.07	16.24	6.79
FFBI	First Federal Bancshares Inc.	IL	09/28/00	319,819	26.88	24.77	26.32	45.66	70.43	4.27	7.29
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	359,050	9.53	0.00	27.21	88.86	88.86	10.80	14.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	LEGACY GROUP, INC		**-**	**689,751**	**12.50**	**8.65**	**48.75**	**74.88**	**83.53**	**22.28**	**8.72**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	< 25.00	< 25.00	20.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
LSBI	LSB Financial Corp.	IN	02/03/95	366,050	6.49	0.31	43.76	88.98	89.29	18.25	8.54
WAYN	Wayne Savings Bancshares	OH	01/09/03	391,353	22.92	16.67	41.00	54.85	71.52	6.39	10.51
WVFC	WVS Financial Corp.	PA	11/29/93	425,938	56.82	27.90	7.96	14.23	42.13	54.88	6.77
ASBI	Ameriana Bancorp	IN	03/02/87	431,655	36.55	10.21	21.16	44.83	55.04	9.52	8.99
FCAP	First Capital Inc.	IN	01/04/99	436,633	19.15	4.14	47.53	71.92	76.06	16.49	9.30
PFDC	Peoples Bancorp	IN	07/07/87	492,318	NA	NA	NA	72.51	NA	11.72	13.19
MFBC	MFB Corp.	IN	03/25/94	520,120	8.26	8.07	40.79	76.12	84.19	26.13	7.13
CEBK	Central Bancorp Inc.	MA	10/24/86	521,204	15.20	9.74	43.94	73.85	83.59	28.10	7.34
WSB	Washington Savings Bank FSB	MD	08/03/88	557,011	3.67	0.36	35.93	93.10	93.46	16.14	9.45
LSBX	LSB Corp.	MA	05/02/86	560,613	39.01	17.87	12.29	41.08	58.96	35.12	10.35
HIFS	Hingham Instit. for Savings	MA	12/20/88	562,328	17.19	3.34	39.79	76.06	79.40	28.47	8.02
FSSB	First Star Bancorp Inc.	PA	05/15/87	575,626	21.69	34.05	27.64	40.91	74.96	34.89	5.56
FKFS	First Keystone Financial	PA	01/26/95	576,026	15.10	26.72	35.56	53.15	79.86	32.16	5.06
HFBC	HopFed Bancorp Inc.	KY	02/09/98	582,131	22.73	10.79	35.61	62.05	72.83	15.75	8.36
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	598,627	12.24	12.01	47.07	70.22	82.23	20.12	7.32
CNY	Carver Bancorp Inc.	NY	10/25/94	626,377	7.37	20.55	21.28	67.37	87.92	18.41	7.31
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	639,806	2.90	31.45	40.94	63.75	95.20	13.92	8.75
THRD	TF Financial Corp.	PA	07/13/94	640,511	6.03	18.50	51.65	70.95	89.45	18.64	9.50
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	644,645	28.18	21.71	26.65	46.62	68.33	36.66	6.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	LEGACY GROUP, INC		**-**	**689,751**	**12.50**	**8.65**	**48.75**	**74.88**	**83.53**	**22.28**	**8.72**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	< 25.00	< 25.00	20.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
HARL	Harleysville Savings Financial	PA	08/04/87	748,425	14.64	35.94	45.11	46.44	82.38	38.11	6.14
NMIL	NewMil Bancorp Inc.	CT	02/01/86	789,800	16.91	18.38	41.55	60.37	78.75	15.53	6.91
PVFC	PVF Capital Corp.	OH	12/30/92	811,867	9.49	4.14	29.56	81.12	85.26	22.72	8.06
LNCB	Lincoln Bancorp	IN	12/30/98	819,419	14.91	5.60	34.70	70.85	76.45	21.69	12.45
MFSF	MutualFirst Financial Inc.	IN	12/30/99	841,576	6.47	1.35	51.77	85.15	86.49	16.99	10.44
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	896,250	2.97	26.20	27.83	66.60	92.80	24.61	11.47
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	910,185	4.17	21.37	24.75	69.89	91.26	35.04	8.25
MASB	MASSBANK Corp.	MA	05/28/86	971,475	59.24	13.13	23.92	23.58	36.71	0.00	11.08
WGBC	Willow Grove Bncp Inc.	PA	04/04/02	989,646	11.24	27.55	28.73	58.56	86.11	26.63	10.57
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	1,006,950	13.61	26.51	46.79	55.69	82.20	3.77	12.63
EFC	EFC Bancorp Inc.	IL	04/07/98	1,011,546	12.92	0.97	52.92	80.98	81.95	21.75	8.51
FMCO	FMS Financial Corp.	NJ	12/14/88	1,245,250	25.01	37.61	23.02	33.89	71.49	16.12	5.70
FDEF	First Defiance Financial	OH	10/02/95	1,283,911	10.15	3.39	22.27	79.31	82.70	13.75	11.38
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,294,300	14.56	15.29	22.39	65.40	80.69	24.30	9.92
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,298,397	12.01	8.07	29.30	74.30	82.37	22.44	11.25
ESBF	ESB Financial Corp.	PA	06/13/90	1,778,245	27.45	37.54	11.18	27.95	65.50	45.03	7.27
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,889,919	7.51	6.59	65.72	81.90	88.49	22.97	7.12
PVSA	Parkvale Financial Corp.	PA	07/16/87	1,891,547	29.23	3.14	50.67	63.71	66.85	13.57	5.86
PFSB	PennFed Financial Services Inc	NJ	07/15/94	1,996,364	22.75	4.40	60.39	69.90	74.30	28.58	6.22

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	LEGACY GROUP, INC.		-	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		*Prior to* 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35
FDLB	Fidelity Federal Bancorp	IN	08/31/87	200,558	0.23	2.89	2.51	3.12	1.24	0.66	0.16	0.38
BRBI	Blue River Bancshares Inc.	IN	06/24/98	207,610	0.01	0.18	3.17	3.20	0.53	1.80	NA	0.95
FBTC	First BancTrust Corp.	IL	04/19/01	229,484	0.55	4.64	3.53	3.74	1.43	0.81	0.05	1.01
NEIB	Northeast Indiana Bancorp	IN	06/28/95	232,611	0.63	5.54	2.94	2.45	0.38	0.73	0.09	0.59
HFSK	HFS Bank FSB	IN	10/02/85	235,829	0.67	7.81	2.56	1.98	0.62	0.67	0.17	0.49
MFLR	Mayflower Co-operative Bank	MA	12/23/87	236,707	0.80	9.99	3.58	2.57	0.50	0.00	0.00	0.68
FFWC	FFW Corp.	IN	04/05/93	258,343	0.68	7.22	3.00	2.28	0.05	0.66	0.37	1.00
PFED	Park Bancorp Inc.	IL	08/12/96	261,045	0.51	4.45	3.18	2.22	0.30	1.88	0.03	0.53
UCBC	Union Community Bancorp	IN	12/29/97	261,314	0.66	5.03	3.12	2.24	0.30	0.79	0.38	0.37
FFHS	First Franklin Corp.	OH	01/26/88	272,344	0.18	2.05	2.33	2.19	0.40	1.22	0.00	0.54
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	283,074	0.21	1.95	2.94	2.83	0.54	0.06	0.01	0.37
RIVR	River Valley Bancorp	IN	12/20/96	301,850	0.82	9.96	3.04	2.37	0.82	NA	0.00	0.76
NTNY	Nittany Financial Corp.	PA	10/23/98	306,908	1.10	18.30	3.28	2.54	1.12	NA	0.00	0.74
LARL	Laurel Capital Group Inc.	PA	02/20/87	307,742	0.62	6.94	2.52	1.98	0.47	0.31	0.11	0.65
HMKF	Hemlock Federal Financial Corp	IL	04/02/97	310,834	0.41	5.91	2.34	2.08	0.64	0.09	0.00	0.31
BPLS	BankPlus FSB	IL	07/10/91	314,732	0.36	5.40	2.45	2.11	0.37	0.26	0.09	0.20
ESBK	Elmira Savings Bank	NY	03/01/85	318,062	0.81	11.74	3.55	2.65	0.59	0.17	0.04	0.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000 <=2,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	LEGACY GROUP, INC.		**-**	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35
FFBI	First Federal Bancshares Inc.	IL	09/28/00	319,819	0.43	5.24	2.62	2.18	0.33	NA	0.04	0.29
PFOH	Perpetual Federal Savings Bank	OH	04/19/91	359,050	1.52	10.02	3.25	0.98	0.01	NA	0.38	0.94
LSBI	LSB Financial Corp.	IN	02/03/95	366,050	0.94	11.08	3.30	2.20	0.22	2.33	0.35	0.61
WAYN	Wayne Savings Bancshares	OH	01/09/03	391,353	0.56	5.00	3.09	2.56	0.43	0.34	0.03	0.27
WVFC	WVS Financial Corp.	PA	11/29/93	425,938	0.63	8.87	1.46	0.90	0.24	NA	0.00	0.29
ASBI	Ameriana Bancorp	IN	03/02/87	431,655	0.40	4.39	2.82	3.43	0.96	1.54	0.13	0.78
FCAP	First Capital Inc.	IN	01/04/99	436,633	0.81	8.01	3.31	2.37	0.65	0.77	0.10	0.51
PFDC	Peoples Bancorp	IN	07/07/87	492,318	0.97	7.37	3.48	2.38	0.32	0.56	NA	0.40
MFBC	MFB Corp.	IN	03/25/94	520,120	0.50	6.86	NA	3.12	0.93	0.78	0.27	1.19
CEBK	Central Bancorp Inc.	MA	10/24/86	521,204	0.43	5.41	3.20	2.68	0.32	0.02	0.00	0.71
WSB	Washington Savings Bank FSB	MD	08/03/88	557,011	1.92	19.96	4.88	2.47	1.20	NA	0.24	0.75
LSBX	LSB Corp.	MA	05/02/86	560,613	0.65	5.75	2.85	2.14	0.28	0.01	0.00	0.74
HIFS	Hingham Instit. for Savings	MA	12/20/88	562,328	NA	NA	NA	NA	NA	0.13	0.00	0.55
FSSB	First Star Bancorp Inc.	PA	05/15/87	575,626	0.52	9.64	1.76	1.04	0.39	0.21	0.00	0.43
FKFS	First Keystone Financial	PA	01/26/95	576,026	0.35	6.73	2.22	2.07	0.46	0.98	0.21	0.36
HFBC	HopFed Bancorp Inc.	KY	02/09/98	582,131	0.69	7.81	2.59	1.79	0.55	0.12	0.01	0.59
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	598,627	0.81	11.24	3.37	2.48	0.60	0.11	0.00	0.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	LEGACY GROUP, INC.		**-**	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35
CNY	Carver Bancorp Inc.	NY	10/25/94	626,377	0.62	7.95	3.41	2.97	0.47	0.16	0.00	0.65
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	639,806	1.24	14.80	3.93	2.15	0.41	0.50	0.00	0.40
THRD	TF Financial Corp.	PA	07/13/94	640,511	1.03	10.98	3.83	2.48	0.40	0.22	0.11	0.35
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	644,645	0.63	9.80	2.37	1.78	0.57	NA	0.20	0.38
HARL	Harleysville Savings Financial	PA	08/04/87	748,425	0.67	10.94	1.83	1.07	0.20	0.03	0.00	0.26
NMIL	NewMil Bancorp Inc.	CT	02/01/86	789,800	1.18	15.82	3.79	2.36	0.50	0.06	0.00	0.63
PVFC	PVF Capital Corp.	OH	12/30/92	811,867	0.70	8.51	3.05	2.30	0.44	0.75	0.04	0.55
LNCB	Lincoln Bancorp	IN	12/30/98	819,419	0.58	4.58	2.99	2.49	0.56	NA	0.22	0.70
MFSF	MutualFirst Financial Inc.	IN	12/30/99	841,576	0.84	7.71	3.52	2.61	0.72	0.69	0.04	0.80
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	896,250	0.53	4.09	3.03	2.31	0.40	0.02	0.00	0.52
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	910,185	0.27	3.30	2.46	1.69	0.20	0.62	0.18	1.31
MASB	MASSBANK Corp.	MA	05/28/86	971,475	0.66	5.89	2.22	1.25	0.19	0.01	0.00	0.13
WGBC	Willow Grove Bncp Inc.	PA	04/04/02	989,646	0.76	6.72	3.25	2.27	0.36	0.38	0.07	0.61
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	1,006,950	0.58	4.28	2.89	1.94	0.13	0.06	0.00	0.30
EFC	EFC Bancorp Inc.	IL	04/07/98	1,011,546	0.61	7.29	2.69	2.06	0.42	0.29	0.01	0.47
FMCO	FMS Financial Corp.	NJ	12/14/88	1,245,250	0.64	11.75	3.24	2.31	0.49	0.24	0.00	0.38
FDEF	First Defiance Financial	OH	10/02/95	1,283,911	1.04	9.14	3.65	2.84	1.26	0.28	0.00	0.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000
<=2,000,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	LEGACY GROUP, INC.		**-**	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,294,300	0.85	8.86	3.25	2.22	0.67	0.13	0.00	0.75
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,298,397	-0.45	-4.17	2.14	3.19	0.82	NA	0.04	1.03
ESBF	ESB Financial Corp.	PA	06/13/90	1,778,245	0.73	10.40	2.11	1.40	0.35	0.25	0.10	0.30
OCFC	OceanFirst Financial Corp.	NJ	07/03/96	1,889,919	0.98	13.48	3.23	2.72	1.16	0.16	0.02	0.57
PVSA	Parkvale Financial Corp.	PA	07/16/87	1,891,547	0.62	9.70	1.96	1.43	0.44	0.43	0.07	0.82
PFSB	PennFed Financial Services Inc	NJ	07/15/94	1,996,364	0.76	12.12	2.29	1.28	0.25	0.08	0.00	0.30

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS

Most Recent Four Quarters

General Parameters:
States: CT DE IN IL KY MA MD ME NH NJ NY OH PA RI VT WV
IPO Date: <= 03/31/04
Asset size: >=200,000,000 <=2,000,000,000

			OPERATING PERFORMANCE					ASSET QUALITY [1]		
	IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
LEGACY GROUP, INC.	**-**	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP	Prior to 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	LEGACY GROUP, INC		-	**689,751**	**12.50**	**8.65**	**48.75**	**74.88**	**83.53**	**22.28**	**8.72**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	< 25.00	< 25.00	20.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
NEIB	Northeast Indiana Bancorp	IN	06/28/95	232,611	14.38	5.44	45.41	75.14	80.58	30.97	11.18
MFLR	Mayflower Co-operative Bank	MA	12/23/87	236,707	19.82	19.91	31.44	55.20	75.11	9.05	7.77
UCBC	Union Community Bancorp	IN	12/29/97	261,314	7.36	0.06	57.03	85.31	85.36	14.50	12.88
FCAP	First Capital Inc.	IN	01/04/99	436,633	19.15	4.14	47.53	71.92	76.06	16.49	9.30
CEBK	Central Bancorp Inc.	MA	10/24/86	521,204	15.20	9.74	43.94	73.85	83.59	28.10	7.34
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	598,627	12.24	12.01	47.07	70.22	82.23	20.12	7.32
CNY	Carver Bancorp Inc.	NY	10/25/94	626,377	7.37	20.55	21.28	67.37	87.92	18.41	7.31
PVFC	PVF Capital Corp.	OH	12/30/92	811,867	9.49	4.14	29.56	81.12	85.26	22.72	8.06
MFSF	MutualFirst Financial Inc.	IN	12/30/99	841,576	6.47	1.35	51.77	85.15	86.49	16.99	10.44
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,294,300	14.56	15.29	22.39	65.40	80.69	24.30	9.92
		AVERAGE		586,122	12.60	9.26	39.74	73.07	82.33	20.16	9.15
		MEDIAN		559,916	13.31	7.59	44.68	72.89	82.91	19.26	8.68
		HIGH		1,294,300	19.82	20.55	57.03	85.31	87.92	30.97	12.88
		LOW		232,611	6.47	0.06	21.28	55.20	75.11	9.05	7.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	LEGACY GROUP, INC.		**-**	**689,751**	**0.56**	**6.33**	**3.19**	**2.74**	**0.68**	**0.26**	**0.00**	**0.59**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 03/31/04	> 200,000 < 2,000,000	0.40 - 0.85	5.00 - 12.00	2.75 - 3.75	2.00 - 3.25	< 1.20	< 0.80	< 0.50	> 0.35
NEIB	Northeast Indiana Bancorp	IN	06/28/95	232,611	0.63	5.54	2.94	2.45	0.38	0.73	0.09	0.59
MFLR	Mayflower Co-operative Bank	MA	12/23/87	236,707	0.80	9.99	3.58	2.57	0.50	0.00	0.00	0.68
UCBC	Union Community Bancorp	IN	12/29/97	261,314	0.66	5.03	3.12	2.24	0.30	0.79	0.38	0.37
FCAP	First Capital Inc.	IN	01/04/99	436,633	0.81	8.01	3.31	2.37	0.65	0.77	0.10	0.51
CEBK	Central Bancorp Inc.	MA	10/24/86	521,204	0.43	5.41	3.20	2.68	0.32	0.02	0.00	0.71
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	598,627	0.81	11.24	3.37	2.48	0.60	0.11	0.00	0.67
CNY	Carver Bancorp Inc.	NY	10/25/94	626,377	0.62	7.95	3.41	2.97	0.47	0.16	0.00	0.65
PVFC	PVF Capital Corp.	OH	12/30/92	811,867	0.70	8.51	3.05	2.30	0.44	0.75	0.04	0.55
MFSF	MutualFirst Financial Inc.	IN	12/30/99	841,576	0.84	7.71	3.52	2.61	0.72	0.69	0.04	0.80
BHL	Berkshire Hills Bancorp Inc.	MA	06/28/00	1,294,300	0.85	8.86	3.25	2.22	0.67	0.13	0.00	0.75
		AVERAGE		586,122	0.72	7.83	3.28	2.49	0.50	0.42	0.07	0.63
		MEDIAN		559,916	0.75	7.98	3.28	2.47	0.48	0.43	0.02	0.66
		HIGH		1,294,300	0.85	11.24	3.58	2.97	0.72	0.79	0.38	0.80
		LOW		232,611	0.43	5.03	2.94	2.22	0.30	0.00	0.00	0.37

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

							Most Recent Quarter					
				Number of Offices	Exchange	Conversion (IPO) Date	Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	LEGACY GROUP, INC.	**Pittsfield**	**MA**	**11**	**-**	**-**	**689,751**	**661,819**	**516,488**	**3,085**	**467,200**	**60,118**
COMPARABLE GROUP												
BHL	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	24	AMEX	06/28/00	1,294,300	1,229,254	846,458	7,235	847,381	128,426
CNY	Carver Bancorp, Inc.	New York	NY	8	AMEX	10/25/94	626,377	572,961	421,987	0	453,454	45,801
CEBK	Central Bancorp, Inc.	Somerville	MA	10	NASDAQ	10/24/86	521,204	488,567	384,922	2,232	333,215	38,239
FCAP	First Capital, Inc.	Corydon	IN	12	NASDAQ	01/04/99	436,633	389,094	314,040	5,903	321,319	40,604
MFLR	Mayflower Co-operative Bank	Middleboro	MA	5	NASDAQ	12/23/87	236,707	215,220	130,664	76	195,951	18,396
MFSF	MutualFirst Financial, Inc.	Muncie	IN	18	NASDAQ	12/30/99	841,576	762,113	716,582	891	599,364	87,831
NHTB	New Hampshire Thrift Bancshares, Inc.	Newport	NH	14	NASDAQ	05/22/86	598,627	545,314	420,345	12,140	423,913	43,801
NEIB	Northeast Indiana Bancorp, Inc.	Huntington	IN	3	NASDAQ	06/28/95	232,611	210,250	174,779	527	132,788	25,996
PVFC	PVF Capital Corp.	Solon	OH	16	NASDAQ	12/30/92	811,867	743,810	658,602	0	542,331	65,457
UCBC	Union Community Bancorp	Crawfordsville	IN	6	NASDAQ	12/29/97	261,314	236,361	222,914	2,692	187,634	33,656
	Average			11.6			586,122	539,294	429,129	3,170	403,735	52,821
	Median			11.0			559,916	516,941	402,634	1,562	378,564	42,203
	High			24.0			1,294,300	1,229,254	846,458	12,140	847,381	128,426
	Low			3.0			232,611	210,250	130,664	0	132,788	18,396

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT														
	LEGACY GROUP, INC.	**689,751**	**12.50**	**8.65**	**74.88**	**0.59**	**0.26**	**0.44**	**3.67**	**19.56**	**0.26**	**95.95**	**72.03**	**0.00**
COMPARABLE GROUP														
BHL	Berkshire Hills Bancorp Inc.	1,294,300	14.56	15.29	65.40	0.75	0.00	0.56	4.18	20.34	0.13	95.16	81.38	0.02
CNY	Carver Bancorp Inc.	626,377	7.37	20.55	67.37	0.65	0.00	0.00	4.71	44.41	0.16	87.97	74.19	0.00
CEBK	Central Bancorp Inc.	521,204	15.20	9.74	73.85	0.71	0.00	0.43	2.95	36.46	0.02	94.28	86.42	0.00
FCAP	First Capital Inc.	436,633	19.15	4.14	71.92	0.51	0.10	1.35	3.24	15.91	0.77	89.44	77.75	0.00
MFLR	Mayflower Co-operative Bank	236,707	19.82	19.91	55.20	0.68	0.00	0.03	3.04	19.87	0.00	90.15	82.17	0.00
MFSF	MutualFirst Financial Inc.	841,576	6.47	1.35	85.15	0.80	0.04	0.11	6.13	10.01	0.69	89.69	84.66	0.14
NHTB	New Hampshire Thrift Bncshrs	598,627	12.24	12.01	70.22	0.67	0.00	2.03	3.44	18.64	0.11	88.49	84.19	0.00
NEIB	Northeast Indiana Bancorp	232,611	14.38	5.44	75.14	0.59	0.09	0.23	4.01	15.65	0.73	93.16	83.12	0.12
PVFC	PVF Capital Corp.	811,867	9.49	4.14	81.12	0.55	0.04	0.00	4.45	49.26	0.75	83.36	77.46	0.63
UCBC	Union Community Bancorp	261,314	7.36	0.06	85.31	0.37	0.38	1.03	4.81	22.14	0.79	93.11	84.52	0.00
	Average	586,122	12.60	9.26	73.07	0.63	0.07	0.58	4.10	25.27	0.42	90.48	81.59	0.09
	Median	559,916	13.31	7.59	72.89	0.66	0.02	0.33	4.10	20.10	0.43	89.92	82.65	0.00
	High	1,294,300	19.82	20.55	85.31	0.80	0.38	2.03	6.13	49.26	0.79	95.16	86.42	0.63
	Low	232,611	6.47	0.06	55.20	0.37	0.00	0.00	2.95	10.01	0.00	83.36	74.19	0.00
ALL THRIFTS (222)														
	Average	3,994,503	13.86	11.47	69.87	0.63	0.12	0.73	3.85	22.55	0.71	91.24	80.75	0.15
NEW ENGLAND THRIFTS (12)														
	Average	1,239,412	21.45	12.98	61.79	0.65	0.00	1.24	3.29	21.19	0.09	90.66	72.51	0.01
MASSACHUSETTS THRIFTS (8)														
	Average	864,302	27.03	12.39	59.31	0.64	0.00	0.47	3.19	23.26	0.06	90.64	69.54	0.01

EXHIBIT 44

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets											
SUBJECT															
	LEGACY GROUP, INC.	**629,633**	**60,118**	**67.73**	**22.88**	**0.67**	**0.00**	**8.72**	**(0.09)**	**8.80**	**8.72**	**8.80**	**8.35**	**8.35**	**13.20**
COMPARABLE GROUP															
BHL	Berkshire Hills Bancorp Inc.	1,165,874	128,426	65.47	24.30	0.31	0.00	9.92	0.02	1.12	9.92	9.42	9.17	9.26	12.69
CNY	Carver Bancorp Inc.	580,576	45,801	72.39	18.41	1.89	0.00	7.31	(0.04)	3.20	7.31	7.31	9.21	9.20	15.45
CEBK	Central Bancorp Inc.	482,965	38,239	63.93	28.10	0.63	0.00	7.34	0.00	7.30	7.34	6.94	6.56	6.94	12.53
FCAP	First Capital Inc.	396,029	40,604	73.59	16.49	0.62	0.00	9.30	(0.14)	4.02	9.30	8.06	7.86	7.70	12.98
MFLR	Mayflower Co-operative Bank	218,311	18,396	82.78	9.05	0.40	0.00	7.77	(0.19)	5.15	7.77	7.74	7.51	7.46	14.42
MFSF	MutualFirst Financial Inc.	753,745	87,831	71.22	16.99	1.35	0.00	10.44	(0.03)	4.86	10.44	10.34	9.61	9.63	14.96
NHTB	New Hampshire Thrift Bncshrs	554,826	43,801	70.81	20.12	1.75	0.00	7.32	(0.19)	4.16	7.32	5.40	7.91	8.06	12.04
NEIB	Northeast Indiana Bancorp	206,615	25,996	57.09	30.97	0.77	0.00	11.18	(0.04)	5.80	11.18	10.97	10.51	10.52	16.72
PVFC	PVF Capital Corp.	746,410	65,457	66.80	22.72	2.42	0.00	8.06	0.00	6.15	8.06	8.06	8.16	8.86	11.01
UCBC	Union Community Bancorp	227,658	33,656	71.80	14.50	0.82	0.00	12.88	(0.01)	0.33	12.88	11.97	11.23	11.32	17.32
	Average	533,301	52,821	69.59	20.16	1.10	0.00	9.15	(0.06)	4.21	9.15	8.62	8.77	8.90	14.01
	Median	518,896	42,203	71.02	19.26	0.80	0.00	8.68	(0.03)	4.51	8.68	8.06	8.66	9.03	13.70
	High	1,165,874	128,426	82.78	30.97	2.42	0.00	12.88	0.02	7.30	12.88	11.97	11.23	11.32	17.32
	Low	206,615	18,396	57.09	9.05	0.31	0.00	7.31	(0.19)	0.33	7.31	5.40	6.56	6.94	11.01
ALL THRIFTS (222)															
	Average	3,666,536	323,277	56.15	33.86	1.78	0.00	8.09	(0.03)	4.76	10.14	9.51	9.09	9.17	13.92
NEW ENGLAND THRIFTS (12)															
	Average	1,026,435	212,976	62.32	19.11	1.39	0.00	17.18	(0.21)	4.77	11.03	10.49	10.62	8.92	24.16
MASSACHUSETTS THRIFTS (8)															
	Average	734,431	129,871	64.04	19.24	1.70	0.00	15.03	(0.11)	4.77	10.97	11.41	10.88	9.14	14.92

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
LEGACY GROUP, INC.	**32,928**	**12,867**	**20,061**	**495**	**100**	**4,439**	**0**	**0**	**18,042**	**0**	**5,963**	**2,304**	**3,659**	**0**	**3,659**	**3,659**
COMPARABLE GROUP																
BHL Berkshire Hills Bancorp Inc.	62,127	21,907	40,220	1,708	0	7,127	0	533	28,950	0	18,195	5,802	12,393	0	12,138	11,414
CNY Carver Bancorp Inc.	28,546	9,758	18,788	0	814	4,388	0	0	17,494	1,202	4,167	1,518	2,649	0	2,649	3,634
CEBK Central Bancorp Inc.	27,533	11,802	15,731	100	83	1,202	0	0	13,518	0	3,768	1,305	2,463	0	2,463	2,169
FCAP First Capital Inc.	22,290	9,292	12,998	535	493	2,821	73	0	10,042	28	5,257	1,803	3,454	0	3,454	3,444
MFLR Mayflower Co-operative Bank	11,084	3,446	7,638	68	404	1,103	16	0	5,828	0	2,927	1,066	1,861	0	1,861	1,808
MFSF MutualFirst Financial Inc.	44,440	17,672	26,768	1,774	1,810	6,098	12	0	21,599	2,800	6,690	1,529	5,161	0	5,161	6,984
NHTB New Hampshire Thrift Bncshrs	25,959	6,925	19,034	50	0	3,546	0	0	14,741	176	7,644	2,943	4,701	0	4,701	4,795
NEIB Northeast Indiana Bancorp	12,148	5,744	6,404	58	213	1,608	0	0	5,629	0	1,590	612	978	0	978	1,456
PVFC PVF Capital Corp.	41,140	18,517	22,623	377	0	3,547	0	0	17,883	0	7,910	2,465	5,445	0	5,445	5,445
UCBC Union Community Bancorp	13,912	6,344	7,568	53	23	789	79	0	5,826	0	2,364	722	1,642	0	1,642	1,716
Average	28,918	11,141	17,777	472	384	3,223	18	53	14,151	421	6,051	1,977	4,075	0	4,049	4,287
Median	26,746	9,525	17,260	84	148	3,184	0	0	14,130	0	4,712	1,524	3,052	0	3,052	3,539
High	62,127	21,907	40,220	1,774	1,810	7,127	79	533	28,950	2,800	18,195	5,802	12,393	0	12,138	11,414
Low	11,084	3,446	6,404	0	0	789	0	0	5,629	0	1,590	612	978	0	978	1,456
ALL THRIFTS (222)																
Average	177,108	71,757	103,981	3,570	13,643	46,729	1,117	58	83,816	742	61,387	22,248	38,457	50	38,507	39,893
NEW ENGLAND THRIFTS (12)																
Average	58,054	18,242	37,404	458	4,284	6,389	1,711	120	26,805	5,470	11,918	4,165	7,754	(26)	7,728	10,751
MASSACHUSETTS THRIFTS (8)																
Average	42,088	14,372	25,719	712	4,301	2,494	122	120	16,120	64	12,510	4,637	7,874	(43)	7,831	7,140

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
LEGACY GROUP, INC.	**5.01**	**1.96**	**3.05**	**0.08**	**0.02**	**0.68**	**0.00**	**0.00**	**2.74**	**0.00**	**0.91**	**0.35**	**0.56**	**0.00**	**0.56**	**0.56**
COMPARABLE GROUP																
BHL Berkshire Hills Bancorp Inc.	4.76	1.68	3.08	0.13	0.12	0.67	0.00	0.04	2.22	0.00	1.39	0.44	0.95	(0.02)	0.93	0.87
CNY Carver Bancorp Inc.	4.85	1.66	3.19	0.00	(0.25)	0.47	0.00	0.00	2.97	0.20	0.71	0.26	0.45	0.00	0.45	0.62
CEBK Central Bancorp Inc.	5.45	2.34	3.11	0.02	0.09	0.32	0.00	0.00	2.68	0.00	0.75	0.26	0.49	0.00	0.49	0.43
FCAP First Capital Inc.	5.27	2.20	3.07	0.13	0.00	0.65	0.02	0.00	2.37	0.01	1.24	0.43	0.82	0.00	0.82	0.81
MFLR Mayflower Co-operative Bank	4.88	1.52	3.36	0.03	0.04	0.50	0.01	0.00	2.57	0.00	1.29	0.47	0.82	0.00	0.82	0.80
MFSF MutualFirst Financial Inc.	5.37	2.14	3.23	0.21	(0.00)	0.72	0.00	0.00	2.61	0.34	0.81	0.18	0.62	0.00	0.62	0.84
NHTB New Hampshire Thrift Bncshrs	4.37	1.17	3.20	0.01	0.01	0.60	0.00	0.00	2.48	0.03	1.29	0.50	0.79	0.00	0.79	0.81
NEIB Northeast Indiana Bancorp	5.29	2.50	2.79	0.03	(0.32)	0.38	0.00	0.00	2.45	0.00	0.69	0.27	0.43	0.00	0.43	0.63
PVFC PVF Capital Corp.	5.29	2.38	2.91	0.05	0.00	0.44	0.00	0.00	2.30	0.00	1.02	0.32	0.70	0.00	0.70	0.70
UCBC Union Community Bancorp	5.36	2.44	2.92	0.02	0.00	0.30	0.03	0.00	2.24	0.00	0.91	0.28	0.63	0.00	0.63	0.66
Average	5.09	2.00	3.09	0.06	(0.03)	0.51	0.01	0.00	2.49	0.06	1.01	0.34	0.67	(0.00)	0.67	0.72
Median	5.28	2.17	3.10	0.03	0.00	0.49	0.00	0.00	2.47	0.00	0.96	0.30	0.67	0.00	0.67	0.75
High	5.45	2.50	3.36	0.21	0.12	0.72	0.03	0.04	2.97	0.34	1.39	0.50	0.95	0.00	0.93	0.87
Low	4.37	1.17	2.79	0.00	(0.32)	0.30	0.00	0.00	2.22	0.00	0.69	0.18	0.43	(0.02)	0.43	0.43
ALL THRIFTS (222)																
Average	4.55	1.84	2.71	0.09	0.34	1.22	0.03	0.00	2.18	0.02	1.60	0.58	1.00	0.00	1.00	1.01
NEW ENGLAND THRIFTS (12)																
Average	4.02	1.26	2.88	0.04	0.36	0.49	0.12	0.00	2.06	0.42	0.92	0.32	0.60	(0.00)	0.60	0.83
MASSACHUSETTS THRIFTS (8)																
Average	4.00	1.36	2.93	0.08	0.65	0.28	0.01	0.01	1.84	0.01	1.43	0.53	0.90	(0.00)	0.89	0.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	LEGACY GROUP, INC.	**5.24**	**2.71**	**2.53**	**3.19**	**0.56**	**0.56**	**6.33**	**6.33**
COMPARABLE GROUP									
BHL	Berkshire Hills Bancorp Inc.	5.05	1.85	3.20	3.25	0.93	0.87	9.42	8.86
CNY	Carver Bancorp Inc.	5.35	1.80	3.55	3.41	0.45	0.62	5.80	7.95
CEBK	Central Bancorp Inc.	5.78	2.80	2.98	3.20	0.49	0.43	6.14	5.41
FCAP	First Capital Inc.	5.59	2.67	2.92	3.31	0.82	0.81	8.03	8.01
MFLR	Mayflower Co-operative Bank	5.28	1.74	3.55	3.58	0.82	0.80	10.28	9.99
MFSF	MutualFirst Financial Inc.	5.84	2.55	3.30	3.52	0.62	0.84	5.70	7.71
NHTB	New Hampshire Thrift Bncshrs	5.01	0.99	4.02	3.37	0.79	0.81	11.02	11.24
NEIB	Northeast Indiana Bancorp	5.72	2.99	2.73	2.94	0.43	0.63	3.72	5.54
PVFC	PVF Capital Corp.	5.62	2.64	2.98	3.05	0.70	0.70	8.51	8.51
UCBC	Union Community Bancorp	5.68	2.88	2.79	3.12	0.63	0.66	4.81	5.03
	Average	5.49	2.29	3.20	3.28	0.67	0.72	7.34	7.83
	Median	5.61	2.59	3.09	3.28	0.67	0.75	7.09	7.98
	High	5.84	2.99	4.02	3.58	0.93	0.87	11.02	11.24
	Low	5.01	0.99	2.73	2.94	0.43	0.43	3.72	5.03
ALL THRIFTS (222)									
	Average	5.40	2.30	3.10	3.28	1.00	1.01	12.16	12.19
NEW ENGLAND THRIFTS (12)									
	Average	5.05	1.87	3.17	3.30	0.60	0.83	3.14	4.36
MASSACHUSETTS THRIFTS (8)									
	Average	4.91	2.03	2.89	3.06	0.89	0.81	4.94	4.51

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
	LEGACY GROUP, INC.	**0.00**	**0.00**	**0.00**	**0.00**	**0.78**	**229.85**	**0.06**	**163.37**	**38.60**	**4,629**
COMPARABLE GROUP											
BHL	Berkshire Hills Bancorp Inc.	0	0.48	1.50	22.64	1.13	576.16	0.12	168.28	31.89	NA
CNY	Carver Bancorp Inc.	4	0.28	1.63	27.18	0.96	410.52	0.01	0.00	36.43	NA
CEBK	Central Bancorp Inc.	0	0.48	1.86	29.09	0.95	NM	-0.01	NM	34.63	NA
FCAP	First Capital Inc.	0	0.60	3.08	47.62	0.70	66.31	0.24	69.03	34.30	NA
MFLR	Mayflower Co-operative Bank	0	0.50	2.90	56.18	1.21	NM	-0.05	NM	36.42	NA
MFSF	MutualFirst Financial Inc.	0	0.50	2.35	45.45	0.93	115.20	0.26	96.73	22.86	3,188
NHTB	New Hampshire Thrift Bncshrs	0	0.48	3.39	43.18	0.94	624.02	-0.01	NM	38.50	NA
NEIB	Northeast Indiana Bancorp	0	0.59	3.03	89.39	0.77	79.75	0.23	14.87	38.49	4,389
PVFC	PVF Capital Corp.	0	0.29	2.19	38.07	0.67	35.29	0.02	275.18	31.16	NA
UCBC	Union Community Bancorp	0	0.60	3.68	68.18	0.43	39.60	0.13	18.34	30.54	NA
	Average	0	0.48	2.56	46.70	0.87	243.36	0.09	91.78	33.52	3,788
	Median	0	0.49	2.63	44.32	0.94	97.48	0.07	69.03	34.47	3,788
	High	4	0.60	3.68	89.39	1.21	624.02	0.26	275.18	38.50	4,389
	Low	0	0.28	1.50	22.64	0.43	35.29	-0.05	0.00	22.86	3,188
ALL THRIFTS (222)											
	Average	56.79	0.43	2.00	51.34	0.90	211.95	0.15	154.54	31.94	5,091
NEW ENGLAND THRIFTS (12)											
	Average	0.00	0.51	2.01	72.64	1.05	648.99	0.02	64.00	34.14	4,888
MASSACHUSETTS THRIFTS (8)											
	Average	0.00	0.59	2.08	75.63	1.06	780.61	0.01	186.27	35.69	6,318

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Legacy Banks/Legacy Group, Inc.
Stock Prices as of June 7, 2005

Valuation assumptions:

	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		20.68	17.82	16.15	18.96	16.48
Post conv. price to book value	P/B		67.41%	123.24%	121.38%	141.33%	127.83%
Post conv. price to assets	P/A		11.79%	11.13%	11.88%	13.78%	13.03%
Post conv. price to core earnings	P/CE		20.68	16.62	16.88	21.49	17.35
Pre conversion earnings ($)	Y	$	3,659,000	For the twelve months ended April 30, 2005			
Pre conversion book value ($)	B	$	60,118,000	At April 30, 2005.			
Pre conversion assets ($)	A	$	689,751,000	At April 30, 2005.			
Pre conversion core earnings ($)	CY	$	3,659,000	For the twelve months ended April 30, 2005			
Conversion expense (%)	X		2.13%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		8.00%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount (%)	M		4.00%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		38.00%				
Investment rate of return, net (%)	R		2.02%				
Investment rate of return, pretax (%)			3.25%				
Foundation (%)	FDN		7.41%				
Tax benefit ($)	BEN	$	2,523,200				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))}$ $ 89,640,000

2. P/B method: Value = $\frac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)}$ = $ 89,640,000

3. P/A method: Value = $\frac{P/A*A}{1-P/A*(1-X-E-M-FDN)}$ = $ 89,640,000

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**8,300,000**	**$10.00**	**$83,000,000**	**664,000**	**8,964,000**	**$89,640,000**
Minimum - 85% of midrange	7,055,000	$10.00	$70,550,000	564,400	7,619,400	$76,194,000
Maximum - 115% of midrange	9,545,000	$10.00	$95,450,000	763,600	10,308,600	$103,086,000
Superrange - 115% of maximum	10,976,750	$10.00	$109,767,500	878,140	11,854,890	$118,548,900

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of June 7, 2005

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
LEGACY GROUP, INC.															
Appraised value - midpoint	**89.64**	**10.00**	**0.49**	**14.83**	**20.68**	**67.41**	**11.79**	**68.70**	**20.68**	**0.00**	**0.00**	**0.00**	**17.49**	**0.58**	**3.31**
Minimum of range	76.19	10.00	0.56	16.00	18.01	62.52	10.17	63.83	18.01	0.00	0.00	0.00	16.26	0.57	3.52
Maximum of range	103.09	10.00	0.44	13.98	23.22	71.55	13.37	72.81	23.22	0.00	0.00	0.00	18.69	0.59	3.14
Superrange maximum	118.55	10.00	0.39	13.23	25.99	75.58	15.14	76.81	25.99	0.00	0.00	0.00	20.03	0.59	2.97
ALL THRIFTS (222)															
Average	553.57	53.17	1.15	15.35	18.96	141.33	13.78	156.97	21.49	0.44	2.01	51.62	8.09	1.01	12.19
Median	51.51	19.00	1.05	13.97	16.48	127.83	13.03	143.26	17.35	0.39	2.05	38.71	8.98	0.75	7.53
MASSACHUSETTS THRIFTS (8)															
Average	211.33	23.82	1.27	17.73	21.99	146.24	17.45	150.61	24.54	0.59	2.08	75.63	15.03	0.81	4.51
Median	87.42	21.03	1.33	21.58	15.56	145.39	14.43	154.07	19.94	0.52	2.03	53.33	8.97	0.73	5.82
COMPARABLE GROUP (10)															
Average	75.09	19.48	1.15	16.32	17.82	123.24	11.13	133.53	16.62	0.48	2.56	46.70	9.15	0.72	7.83
Median	46.86	18.36	1.07	17.84	16.15	121.38	11.88	132.07	16.88	0.49	2.63	44.32	8.68	0.75	7.98
COMPARABLE GROUP															
BHL Berkshire Hills Bancorp Inc.	267.75	32.00	2.12	22.01	15.09	145.39	14.43	154.07	16.05	0.48	1.50	22.64	9.92	0.87	8.86
CNY Carver Bancorp Inc.	43.02	17.20	1.03	18.31	16.70	93.93	6.87	93.93	12.57	0.28	1.63	27.18	7.31	0.62	7.95
CEBK Central Bancorp Inc.	40.89	25.74	1.65	24.07	15.60	106.93	7.85	113.56	17.71	0.48	1.86	29.09	7.34	0.43	5.41
FCAP First Capital Inc.	50.69	19.51	1.26	15.63	15.48	124.85	11.61	146.09	15.53	0.60	3.08	47.62	9.30	0.81	8.01
MFLR Mayflower Co-operative Bank	28.59	13.80	0.89	8.88	15.51	155.41	12.08	156.05	15.96	0.50	2.90	56.18	7.77	0.80	9.99
MFSF MutualFirst Financial Inc.	103.56	22.16	1.10	18.79	20.15	117.91	12.31	119.12	20.13	0.50	2.35	45.45	10.44	0.84	7.71
NHTB New Hampshire Thrift Bncshrs	61.88	14.75	1.10	10.45	13.41	141.15	10.33	195.27	13.15	0.48	3.39	43.18	7.32	0.81	11.24
NEIB Northeast Indiana Bancorp	27.96	19.80	0.66	18.34	30.00	107.96	12.07	110.19	19.65	0.59	3.03	89.39	11.18	0.63	5.54
PVFC PVF Capital Corp.	94.94	13.51	0.76	9.32	17.78	145.02	11.69	145.02	17.78	0.29	2.19	38.07	8.06	0.70	8.51
UCBC Union Community Bancorp	31.60	16.30	0.88	17.36	18.52	93.88	12.09	102.04	17.70	0.60	3.68	68.18	12.88	0.66	5.03

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Legacy Banks/Legacy Group, Inc.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [1]	$	70,550,000
Less: Estimated conversion expenses		1,795,000
Net conversion proceeds	$	68,755,000

2. Generation of Additional Income

Net conversion proceeds	$	68,755,000
Less: Proceeds not invested [2]		6,095,520
Total conversion proceeds invested	$	62,659,480
Investment rate		2.02%
Earnings increase - return on proceeds invested	$	1,262,589
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		251,948
Less: RRP expense, net of taxes		377,922
Net earnings increase	$	632,718

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 04/30/05	$	3,659,000	3,659,000
Net earnings increase		632,718	632,718
After conversion	$	4,291,718	4,291,718

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 04/30/05	$	60,118,000	57,621,000
Net cash conversion proceeds [4]		61,756,440	61,756,440
After conversion	$	121,874,440	119,377,440

5. Comparative Net Assets

Before conversion - 04/30/05	$	689,751,000
Conversion proceeds [5]		59,611,720
After conversion	$	749,362,720

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Legacy Banks/Legacy Group, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [(1)]	$	83,000,000
Less: Estimated conversion expenses		1,908,000
Net conversion proceeds	$	81,092,000

2. Generation of Additional Income

Net conversion proceeds	$	81,092,000
Less: Proceeds not invested [(2)]		7,171,200
Total conversion proceeds invested	$	73,920,800
Investment rate		2.02%
Earnings increase - return on proceeds invested	$	1,489,504
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		296,410
Less: RRP expense, net of taxes		444,614
Net earnings increase	$	748,480

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 04/30/05	$	3,659,000	3,659,000
Net earnings increase		748,480	748,480
After conversion	$	4,407,480	4,407,480

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 04/30/05	$	60,118,000	57,621,000
Conversion proceeds [(4)]		72,858,400	72,858,400
After conversion	$	132,976,400	130,479,400

5. Comparative Net Assets

Before conversion - 04/30/05	$	689,751,000
Conversion proceeds [(5)]		70,335,200
After conversion	$	760,086,200

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Legacy Banks/Legacy Group, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value [1]	$	95,450,000
Less: Estimated conversion expenses		2,022,000
Net conversion proceeds	$	93,428,000

2. Generation of Additional Income

Net conversion proceeds	$	93,428,000
Less: Proceeds not invested [2]		8,246,880
Total conversion proceeds invested	$	85,181,120
Investment rate		2.02%
Earnings increase - return on proceeds invested	$	1,716,400
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		340,871
Less: RRP expense, net of taxes		511,307
Net earnings increase	$	864,222

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 04/30/05	$	3,659,000	3,659,000
Net earnings increase		864,222	864,222
After conversion	$	4,523,222	4,523,222

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 04/30/05	$	60,118,000	57,621,000
Conversion proceeds [4]		83,959,360	83,959,360
After conversion	$	144,077,360	141,580,360

5. Comparative Net Assets

Before conversion - 04/30/05	$	689,751,000
Conversion proceeds [5]		81,057,680
After conversion	$	770,808,680

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Legacy Banks/Legacy Group, Inc.
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value [1]	$	109,767,500
Less: Estimated conversion expenses		2,153,000
Net conversion proceeds	$	107,614,500

2. Generation of Additional Income

Net conversion proceeds	$	107,614,500
Less: Proceeds not invested [2]		9,483,912
Total conversion proceeds invested	$	98,130,588
Investment rate		2.02%
Earnings increase - return on proceeds invested	$	1,977,331
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		392,002
Less: RRP expense, net of taxes		588,003
Net earnings increase	$	997,327

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 04/30/05	$	3,659,000	3,659,000
Net earnings increase		997,327	997,327
After conversion	$	4,656,327	4,656,327

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 04/30/05	$	60,118,000	57,621,000
Conversion proceeds [4]		96,725,564	96,725,564
After conversion	$	156,843,564	154,346,564

5. Comparative Net Assets

Before conversion - 04/30/05	$	689,751,000
Conversion proceeds [5]		93,388,632
After conversion	$	783,139,632

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Legacy	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	20.68 x	16.01%	28.03%
Price/book value	67.41 %	(45.30)%	(44.46)%
Price/assets	11.79 %	5.93%	(0.73)%
Price/tangible book value	68.70 %	(48.55)%	(47.98)%
Price/core earnings	20.68 x	24.39%	22.53%
Minimum of range:			
Price/earnings	18.01 x	1.05%	11.53%
Price/book value	62.52 %	(49.27)%	(48.49)%
Price/assets	10.17 %	(8.67)%	(14.41)%
Price/tangible book value	63.83 %	(52.20)%	(51.67)%
Price/core earnings	18.01 x	8.35%	6.73%
Maximum of range:			
Price/earnings	23.22 x	30.26%	43.76%
Price/book value	71.55 %	(41.94)%	(41.05)%
Price/assets	13.37 %	20.13%	12.57%
Price/tangible book value	72.81 %	(45.47)%	(44.87)%
Price/core earnings	23.22 x	39.67%	37.58%
Super maximum of range:			
Price/earnings	25.99 x	45.83%	60.95%
Price/book value	75.58 %	(38.67)%	(37.73)%
Price/assets	15.14 %	35.97%	27.42%
Price/tangible book value	76.81 %	(42.48)%	(41.84)%
Price/core earnings	25.99 x	56.37%	54.03%

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY, INC. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. KELLER & COMPANY, INC. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

KELLER & COMPANY, INC. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. KELLER & COMPANY, INC. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

July 1, 2005
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Legacy Banks, in the amount of $37,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 1st day of July 2005.

NOTARY PUBLIC

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007